

SPIRIT
AEROSYSTEMS®

▶▶▶ **spiritaero.com**

WEDNESDAY APRIL 28

/ / / / NOTICE OF 2021 ANNUAL MEETING OF STOCKHOLDERS AND PROXY STATEMENT

/ / / / / 2021



The 2021 Annual Meeting of Stockholders (the "Annual Meeting") of Spirit AeroSystems Holdings, Inc. ("Spirit" or the "Company") will be held virtually via live audio webcast on:

WEDNESDAY, APRIL 28, 2021
11:00 a.m. Central Time

REVIEW YOUR PROXY STATEMENT AND VOTE IN THE FOLLOWING WAYS:



INTERNET
- Visit www.proxyvote.com prior to the Annual Meeting
- During the Annual Meeting, visit www.virtualshareholdermeeting.com/SPR2021

MOBILE DEVICE
- Use your tablet or smartphone to scan the QR code



PHONE
- Call 1-800-690-6903



MAIL
- Sign, date, and return your proxy card or voting instruction form



Please refer to the enclosed proxy materials or the information forwarded by your bank, broker, or other holder of record to confirm which voting methods are available to you.

IMPORTANT NOTICE REGARDING THE AVAILABILITY OF PROXY MATERIALS FOR THE ANNUAL STOCKHOLDER MEETING TO BE HELD ON APRIL 28, 2021:

The Proxy Statement and Annual Report are available at www.proxyvote.com

SPIRIT AEROSYSTEMS HOLDINGS, INC.

3801 S. Oliver St., Wichita, KS 67210-2112

NOTICE
OF 2021 ANNUAL MEETING OF STOCKHOLDERS

PURPOSE

Items of business include:

1. Election of 10 nominees as directors;
2. Advisory vote to approve the compensation of the Company's named executive officers;
3. Ratification of the selection of Ernst & Young LLP as the Company's independent registered public accounting firm for 2021;
4. The stockholder proposal requesting an amendment to the Company's proxy access bylaw; and
5. The transaction of any other business that properly comes before the meeting.

VIRTUAL MEETING ADMISSION

In order to protect the health and safety of attendees in light of the COVID-19 pandemic, the Annual Meeting will be conducted virtually via live audio webcast. Stockholders can be admitted to and attend the virtual Annual Meeting at www.virtualshareholdermeeting.com/SPR2021 by entering the 16-digit voting control number found on the Notice (as defined below) or proxy card. Stockholders may vote and submit questions during the Annual Meeting by following the instructions available on the website above.

RECORD DATE

The record date for the Annual Meeting is March 2, 2021 (the "Record Date"). Only stockholders of record of our Class A Common Stock (the "Common Stock") as of the close of business on the Record Date are entitled to vote at and virtually attend the Annual Meeting. For detailed information on how to vote, see "General Information."

DOCUMENTS

Pursuant to the rules of the Securities and Exchange Commission (the "SEC"), the Company has elected to primarily furnish its proxy materials over the internet rather than mailing paper copies. On March 17, 2021, we commenced distributing to our stockholders a Notice Regarding the Availability of Proxy Materials (the "Notice") or, if requested, a paper copy of the proxy materials and our Annual Report, along with a proxy card or voting information form. The Notice contains instructions on how to access and review the proxy materials on the internet and instructions on how to vote, as well as instructions on how to obtain a paper copy of the proxy materials.

Your vote is important. Regardless of whether you plan to virtually attend the Annual Meeting, we hope you will vote as soon as possible. Thank you for your ongoing support of Spirit.

By order of the Board of Directors.
Sincerely,

Mindy McPheeters

MINDY MCPHEETERS
Vice President, Interim General Counsel and Corporate Secretary
March 17, 2021

Table of Contents

PROXY STATEMENT SUMMARY

This summary highlights certain information contained elsewhere in this Proxy Statement. This summary does not contain all the information you should consider before voting your shares. For more complete information regarding the proposals to be voted on at the Annual Meeting and our 2020 performance, please review the entire Proxy Statement and our Annual Report on Form 10-K for the fiscal year ended December 31, 2020.

We use the terms "Spirit," the "Company," "we," "us," and "our" in this Proxy Statement to refer to Spirit AeroSystems Holdings, Inc. and its consolidated subsidiaries.

Matters to Be Voted On at the Annual Meeting

1	Election of directors	Board Recommends **FOR** Each Nominee
2	Advisory vote to approve compensation of named executive officers	Board Recommends **FOR**
3	Ratify selection of Ernst & Young LLP as the Company's independent registered public accounting firm for 2021	Board Recommends **FOR**
4	Stockholder proposal requesting an amendment to the Company's proxy access bylaw	Board Recommends **AGAINST**

Casting Your Vote

Stockholders of record of our Common Stock as of the Record Date, March 2, 2021, may vote their shares using any of the following methods:

BY INTERNET	**MOBILE DEVICE**	**BY MAIL**	**BY PHONE**
• Visit www.proxyvote.com prior to the Annual Meeting; or • During the Annual Meeting, visit www.virtualshareholdermeeting.com/SPR2021	Use your tablet or smartphone to scan the QR code above	Complete and return the enclosed proxy card or voting instruction form	Call 1-800-690-6903

About Spirit

Quick Spirit Facts

HEADQUARTERS	Wichita, Kansas
WORLDWIDE EMPLOYEES	Approximately 14,500
LOCATIONS	Kansas, Maine, North Carolina, Oklahoma, and Texas, U.S.; Prestwick and Belfast, U.K.; St. Nazaire, France; Subang, Malaysia; Casablanca, Morocco
MAJOR CUSTOMERS	Airbus, Boeing, Bombardier, Lockheed Martin (Sikorsky), Northrop Grumman, Rolls-Royce

Business Overview

Spirit is a leading tier-one global aerostructures manufacturer for commercial airplanes, military platforms, and business/regional jets. Spirit's core products include fuselages, fully integrated wing structures and wing components, engine nacelles, pylons, fan cowls, thrust reversers, and systems integration for the world's premier aircraft. Capabilities include metal manufacturing and assembly, precision assembly, and composites manufacturing.

Commercial. Our engineering capabilities and proprietary design tools, combined with our capacity for high-volume production, have positioned us as a leading commercial aerostructures supplier to Airbus, Boeing, and Bombardier. For Boeing, we manufacture the B737 fuselage, the front section of the B787, B777 and B767 fuselages, and other wing and engine components for every Boeing commercial aircraft currently in production. Further, for Airbus, we supply fuselage and/or wing aerostructures content on the A220, A320, A330, and A350 XWB. We recently expanded our capabilities into many business aircraft ranging from the super mid-size to very large aircraft categories, which include the Bombardier Challenger and Global families of aircraft. Spirit also produces aerostructures for various business/regional jet programs for Rolls-Royce and others.

Defense. In addition to producing aerostructures for commercial aircraft, the Company designs, engineers, and manufactures structural components for military programs including the Boeing P-8, C-40, and KC-46 Tanker, all of which are commercial aircraft modified for military use. We develop and manufacture the fuselage and other parts for the Sikorsky CH-53K heavy-lift helicopter and are a proud member of the Northrop Grumman B-21 industry team. Also, Spirit is partnered with Bell on the V-280 Valor rotorcraft as part of the U.S. Army's Future Vertical Lift program. In 2020, Spirit acquired Fiber Materials Inc. ("FMI"), an industry-leading technology company specializing in multi-directional reinforced carbon-carbon composites that enable high-temperature applications such as thermal protection systems, hypersonic missiles, and re-entry vehicle nose tips, as well as rocket motor throats and nozzles. Spirit's defense product portfolio is also expanding into Europe with Spirit Belfast leading Project Mosquito for the United Kingdom's Ministry of Defence.

Aftermarket. Spirit provides a range of maintenance, repair, and overhaul solutions for the commercial and business/regional jet aftermarket. Our global aftermarket presence allows customers to have regional access to our maintenance, repair, and overhaul facilities that provide industry-leading repairs and solutions for a variety of aircraft, including both metallic and composite structures. Additionally, Spirit continues to produce and sell spare parts to our Original Equipment Manufacturer customers.

Other. Spirit is involved with a number of innovative transportation technologies. This includes the Aerion AS2 supersonic business jet program, for which Spirit is contributing to the preliminary design of the forward fuselage section of the AS2. Spirit has also signed a memorandum of agreement with Aerion to produce the forward fuselage section. Also, in collaboration with Virgin Hyperloop, Spirit is leveraging its design, fabrication, supply chain, and certification expertise to support the development of Virgin's hyperloop technology. In 2020, Spirit entered into a temporary partnership with Vyaire Medical to produce critical care ventilators for the Strategic National Stockpile under a contract with the U.S. Department of Health and Human Services.

Spirit Values and Fundamental Behaviors



Values

At Spirit, we believe that culture and values play an important role in the success of corporate strategy. Values are demonstrated in the way we think, act, and ultimately achieve results. The following values guide our ways of working:

Transparency
I am open, honest, and respectful with my communication. I speak up to share my ideas and build trust by making my intentions clear.

Collaboration
I align my actions with others, so we work together to achieve the best outcome in everything we do.

Inspiration
I encourage the best from others, and I lead by example to ensure innovation is a component of our success.

Built on a foundation of trust, speaking out enables us to demonstrate these values. We encourage all of our employees to speak out and listen up to ensure we consider other perspectives in our discussions in order to succeed.

Fundamental Behaviors

	Safety	Our employees are our greatest asset. We are committed to conducting our operations in a manner that prioritizes the safety and health of our employees and other workers. We are committed to continual assessment, training, and investment to execute our safety goals and reduce injuries and incidents.
	Quality	We are committed to continually improving our product quality and meeting or exceeding our customers' quality expectations.
	On-Time Delivery	We are committed to successful on-time delivery. The success of our customers depends on our ability to meet their delivery expectations consistently.
	Customer Focused	Being a trusted partner to our customers is essential to our ability to win profitable new business. We focus on our customers by meeting our operating commitments and working collaboratively to develop innovative solutions to their challenges. We are committed to continually investing in new technologies to improve quality, reduce costs, and increase production capabilities, in a mutually beneficial way.

About Spirit's Director Nominees and Governance Practices

Director Nominees

Name	Age	Director Since	Principal Occupation	Independent	Committee Memberships	No. of Other Public Company Boards
Stephen A. Cambone	68	2019	Associate Vice Chancellor for Cyber Initiatives, Texas A&M University System	Yes	🖩 ☂	0
Charles L. Chadwell	80	2008	Retired VP/GM of Commercial Engine Operations, GE Aircraft Engines	Yes	⚖* 👤$	0
Irene M. Esteves	62	2015	Retired EVP and CFO, Time Warner Cable Inc.	Yes	🖩* ☂	3
Paul E. Fulchino	74	2006	Retired Chairman, President and CEO, Aviall, Inc.	Yes	👤$* ⚖	0
Thomas C. Gentile III	56	2016	President and CEO, Spirit AeroSystems Holdings, Inc.	No		0
Richard A. Gephardt	80	2006	President and CEO, Gephardt Group	No		1
Robert D. Johnson, Board Chairman	73	2006	Retired CEO, Dubai Aerospace Enterprise Ltd.	Yes	👤$ ⚖	2
Ronald T. Kadish	72	2006	Retired EVP, Booz Allen Hamilton	Yes	☂* ⚖	0
John L. Plueger	66	2014	President and CEO, Air Lease Corporation	Yes	🖩 ☂	1
Laura H. Wright	61	2018	Retired SVP and CFO, Southwest Airlines	Yes	🖩 ☂	2

🖩 Audit Committee ☂ Risk Committee 👤$ Compensation Committee ⚖ Corporate Governance and Nominating Committee (the "Governance Committee") * (Chair)

Director Nominee Experience

	Cambone	Chadwell	Esteves	Fulchino	Gentile	Gephardt	Johnson	Kadish	Plueger	Wright
Public Company CEO				•	•				•	
Public Company CFO			•							•
Aviation Operations Management		•		•	•		•	•	•	•
Public Company Board		•	•	•		•	•	•	•	•
Executive Compensation		•		•	•		•		•	•
Risk Management	•		•		•		•	•		•
M&A			•	•	•		•			•
Senior Government	•					•		•		
Cyber	•							•		
International	•				•		•		•	
Defense	•	•			•		•	•		

Board Composition



TENURE

5
0-7 Years

5
>7 Years

INDEPENDENCE

2
Non-Independent

8
Independent

80%
Independent

Gender/Ethnic Diversity:

Two of our director nominees are women. In addition, one of the women is a member of an underrepresented ethnic group.

Corporate Governance Policies and Practices

- ☑ 8 out of 10 director nominees are independent
- ☑ All committees are composed solely of independent directors
- ☑ Separate Chairman and CEO
- ☑ Regular executive sessions of non-employee directors
- ☑ Annual Board and committee evaluations
- ☑ Robust stock ownership requirements for directors and executive officers
- ☑ Regularly analyze Board and committee composition and succession
- ☑ Risk oversight process with separate committee roles
- ☑ Overboarding policy
- ☑ Three of our four Audit Committee members qualify as audit committee financial experts
- ☑ Board regularly reviews executive succession plans

- ☑ Stockholders have the right to call special meetings
- ☑ Director education program
- ☑ Active stockholder engagement program
- ☑ Annual say-on-pay vote
- ☑ Annual director elections
- ☑ Majority voting standard in uncontested director elections
- ☑ Stockholders have the right to act by written consent
- ☑ Market-standard proxy access right
- ☑ Insiders are not permitted to short sell, hedge, or pledge Company securities
- ☑ Single class of shares with equal voting rights

About Spirit's Executive Compensation Program

Overview

Highlights of our executive compensation program are below. For a full understanding of the compensation we pay to our named executive officers, please review "Compensation Discussion and Analysis" and the related compensation tables in this Proxy Statement.

Our compensation objectives are to:

- attract, retain, and motivate highly qualified executive officers;
- pay for performance using short-term and long-term incentives;
- align the interests of the Company's executive officers with those of the Company's stockholders by using compensation performance measures that are meaningful to our stockholders; and
- ensure compensation does not encourage inappropriate risk-taking by diversifying performance measures, using payment caps, and maintaining clawback policies, among other things.

The 2020 compensation structure (excluding perquisite, "other" compensation, and changes in pension value) for our Chief Executive Officer ("CEO") and the other named executive officers ("NEOs") excluding Mr. Garcia is below. As the charts below demonstrate, 89% of our CEO's direct compensation was variable based on performance, while 76% of the other NEOs' direct compensation was variable based on performance.

CEO PAY MIX


11%
Salary
15%
Annual Cash Incentive
44%
Time-Based
Restricted Stock
30%
Performance-Based
Restricted Stock
89%
At-Risk/Variable

OTHER NEO PAY MIX


24%
Salary
21%
Annual Cash Incentive
33%
Time-Based
Restricted Stock
22%
Performance-Based
Restricted Stock
76%
At-Risk/Variable

Executive Officer Compensation Elements

	Description	Changes in 2020	Changes in 2021
SALARY	Fixed element of annual compensation	Reduced pay by 20% for all executive officers in April 2020.	Restored pay to full amounts in January 2021.
ANNUAL CASH INCENTIVE	Annual cash incentive that pays out based on achievement of the following: • Company performance goals (75-80% of award); and • individual performance goals (20-25% of award)	Modified Company performance metrics to Cash from Operating Activities (40%), Indirect Cost (30%), New Revenue Growth (15%), and Quality (15%).	Modified Company performance metrics to Adjusted Net Debt (40%), Operating Cost (30%), New Revenue Growth (15%), and Quality (15%).
LONG-TERM INCENTIVES	Long-term equity incentive structured as follows: • Time-based restricted stock vesting annually over three-year period (60% of award); and • Performance-based restricted stock vesting based on actual performance at the end of a three-year performance period (40% of award)	No changes to existing award structure (performance-based restricted stock was tied equally to Free Cash Flow ("FCF") as a Percentage of Revenue ("FCF Percentage")* and Total Stockholder Return ("TSR") vesting as the end of three-year performance period); Minor peer group changes for TSR.	Minor peer group changes for TSR; Reduction in maximum TSR performance goal from 90th percentile to 75th percentile (in line with market); 100% of performance-based award will be tied to TSR (removed metric tied to FCF Percentage*).

* Please see *Appendix A* for an explanation and reconciliation of these non-GAAP measures.

Compensation Practices

Best Practices
- Align pay and performance — substantial portion of pay is delivered through variable, at-risk compensation
- Compensation packages are benchmarked against peer companies and other similarly situated companies
- Payout of annual cash incentive and performance-based restricted stock awards is capped at 200%
- Performance goals are relevant, challenging, and tied to key measures of profitability and performance
- Long-term incentives paid entirely in Common Stock
- Clawback policies
- Robust stock ownership requirements
- Double-trigger change-in-control provisions
- Stockholders cast an annual advisory say-on-pay vote

What the Company Doesn't Do
- No ongoing accruals under defined-benefit Supplemental Executive Retirement Plan
- No share recycling (other than in the context of forfeited shares)
- No short selling, pledging, or hedging stock
- No enhanced health and welfare benefit plans for executives
- No guaranteed payouts on performance-based equity compensation (except for upon death, disability, or qualifying retirement)
- No dividend payments on time- or performance-based restricted stock awards until they vest
- No tax gross-ups related to a change in control

Sustainability

Guided by our core values of transparency, collaboration, and inspiration, Spirit brings innovation to the products we build, with a focus on the well-being of the environment, our employees, and our communities.

In 2021, Spirit will launch its first annual Sustainability Report (the "Report"), highlighting the Company's work to meet its sustainability goals and objectives. The Report will describe Spirit's efforts to support the United Nations' Sustainable Development Goals (SDGs), and will include disclosures using the Global Reporting Initiative (GRI), Sustainability Accounting Standards Board (SASB), and Task Force for Climate-Related Financial Disclosures (TCFD) frameworks.

Climate Action Plan

Spirit is committed to conducting and managing its business in a manner that protects the environment and supports the transition to a low carbon economy. We are transitioning to renewable energy at many of our sites across the globe. Additionally, Spirit has set a goal to reduce our absolute Scope 1 and 2 greenhouse gas emissions by 30% below 2019 levels by 2030. Our strategies and programs consider the nexus between climate, water, waste, and biodiversity.



100% Wind Energy in Kansas

By 2022, Spirit's entire **12 million square foot facility** in Wichita will be **fully powered by a nearby wind farm**. The project is also designed to support local economic development.



Water Recycling at Scale

Spirit has one of the **largest industrial water reuse systems** in the United States – recycling more than **two million gallons of process water daily** at our Wichita location.

Diversity, Equity, and Inclusion

At Spirit, we believe our success and the success of our employees depends on a commitment to fostering a diverse and inclusive culture that supports growth and development, along with the diverse skills needed to innovate. We have set a goal to increase representation of women in leadership (senior manager and above globally) to 30% and minorities in leadership (senior manager and above in the U.S.) to 20% by 2025. In 2021, Spirit will launch "The Power of Choice" leadership development program for women, and other underrepresented talent within our organization.

Community Contributions

We believe in the power of innovative solutions, partnerships, and programs that bring communities together. In 2020, Spirit and its employees continued to support local communities, and contributed over 15,000 volunteer hours and donated $3.7 million through corporate grants, in-kind contributions, and employee donations.



COVID-19 Support

In 2020, Spirit employees around the world mobilized to support COVID-19 relief efforts. We partnered with Vyaire Medical to build 20,000 critical care ventilators that were delivered to 20 countries. In addition, Spirit employees in the U.S. created face shields and special examination booths to distribute to local hospitals, care facilities, and law enforcement, and a team of employees in Malaysia developed hands-free sanitizer stands for local schools.

For more information, visit www.spiritaero.com/company/sustainability/overview/.

PROPOSAL 1 ELECTION OF DIRECTORS

Overview

The Board of Directors is elected each year at the Company's annual meeting of stockholders. Spirit currently has 10 directors. Each director elected at the Annual Meeting will serve until the 2022 annual meeting of stockholders and until the election and qualification of his or her respective successor, subject to the director's earlier death or disability.

Based on the recommendations of the Company's Corporate Governance and Nominating Committee (the "Governance Committee"), the Board has nominated each of the persons listed below for election as a director. All nominees have served as directors of the Company since the 2020 annual meeting of stockholders.

Each of the nominees has agreed to serve if elected and, as of the date of this Proxy Statement, the Company has no reason to believe that any nominee will be unavailable to serve. If any nominee is unable or declines to serve as a director at the time of the Annual Meeting, the proxy holders' intention is to vote the proxies for such other person as may be designated by the present Board to fill such vacancy.

The following information with respect to the 10 nominees is based on information furnished to the Company by each nominee and highlights the specific experience, qualifications, attributes, and skills of the individual nominees that have led the Board to conclude that each should continue to serve on the Board.

Director Nominees



Stephen A. Cambone

Age 68
Director Since 2019
Independent Director

Recent Professional Experience:

- Associate Vice Chancellor for Cyber Initiatives, Texas A&M University System (2017-present)
- Trustee, Rumsfeld Foundation (2012-present)
- Founder, Adirondack Advisors, LLC (2012-2018)
- Senior positions at QinetiQ, Inc. (2007-2012), including Executive Vice President, Strategic Development, and President, Missions Solution Group
- Undersecretary of Defense for Intelligence, U.S. Department of Defense (2003-2006) (served in other roles with the U.S. Department of Defense from 2001-2003)

Current Public Company Directorships:

- Spirit AeroSystems Holdings, Inc. (2019-present)

Committee Assignments:

- Audit
- Risk

Qualifications, Experience, Key Attributes, and Skills: Dr. Cambone brings to the Board extensive expertise in governmental affairs, defense, and intelligence, along with executive leadership experience in the defense technology industry. Dr. Cambone has world-class knowledge of cybersecurity matters and invaluable insight into strategic development given his years of experience in the private sector and government.



Charles L. Chadwell

Age 80
Director Since 2008
Independent Director

Pre-Retirement Professional Experience:
- Vice President and General Manager of Commercial Engine Operations, General Electric Aircraft Engines ("GE Aviation")(1994-2002)
- Vice President, Operations, GE Aviation (1990-1994)
- Vice President, Human Resources, GE Aviation (1988-1990)

Current Public Company Directorships:
- Spirit AeroSystems Holdings, Inc. (2008-present)

Former Public Company Directorships Held in the Past Ten Years:
- B/E Aerospace (2007-2012)

Committee Assignments:
- Governance (Chair)
- Compensation

Qualifications, Experience, Key Attributes, and Skills: Mr. Chadwell brings to the Board critical supply chain and manufacturing operations expertise, and executive leadership experience, within the commercial and defense aviation industry. Mr. Chadwell provides the Board with compensation, governance, and human resources expertise, and valuable insight and perspective into aviation industry trends, developments, and challenges. Mr. Chadwell also brings to the Board experience as a public company director.



Irene M. Esteves

Age 62
Director Since 2015
Independent Director

Pre-Retirement Professional Experience:
- Executive Vice President and Chief Financial Officer, Time Warner Cable Inc. (2011-2013)
- Executive Vice President and Chief Financial Officer, XL Group plc (2010-2011)
- Senior Vice President and Chief Financial Officer, Regions Financial Corporation (2008-2010)

Current Public Company Directorships:
- Spirit AeroSystems Holdings, Inc. (2015-present)
- Aramark Holdings Corp. (2015-present)
- RR Donnelley & Sons Co. (2017-present)
- KKR Real Estate Finance Trust Inc. (2018-present)

Former Public Company Directorships Held in Past Ten Years:
- Level 3 Communications (2014-2017)
- Time Warner Telecom Inc. (2014)

Committee Assignments:
- Audit (Chair)
- Risk

Qualifications, Experience, Key Attributes, and Skills: Ms. Esteves has experience in global finance, corporate strategy, human resources, treasury, accounting, tax, risk management, mergers and acquisitions, and investor relations across multiple industries. Ms. Esteves also brings to the Board experience as a public company director. In addition, Ms. Esteves qualifies as an audit committee financial expert under SEC rules.



Paul E. Fulchino

Age 74
Director Since 2006
Independent Director

Recent Professional Experience:

- Operating Partner, AE Industrial Partners ("AEI") (2015-present)
- Senior Advisor, Boeing (2010-2014)
- Chairman, President and Chief Executive Officer, Aviall, Inc. (2000-2010) (Aviall became a wholly-owned subsidiary of Boeing in September 2006)
- President and Chief Operating Officer, B/E Aerospace, Inc. (1996-1999)
- President and Vice Chairman, Mercer Management Consulting (1990-1996)

Current Public Company Directorships:

- Spirit AeroSystems Holdings, Inc. (2006-present)

Former Public Company Directorships Held in Past Ten Years:

- Wesco Aircraft Holdings, Inc. (2008-2020; Wesco filed a securities termination registration notice in January 2020)

Committee Assignments:

- Compensation (Chair)
- Governance

Qualifications, Experience, Key Attributes, and Skills: Mr. Fulchino provides the Board with executive leadership experience, and extensive knowledge and expertise regarding the commercial aviation industry, the Company's customers and supply base, compensation and human resource matters, and mergers and acquisitions. Mr. Fulchino also brings to the Board experience as a public company director.



Thomas C. Gentile III

Age 56
Director Since 2016

Recent Professional Experience:

- President and Chief Executive Officer, Spirit AeroSystems Holdings, Inc. (2016-present)
- Executive Vice President and Chief Operating Officer, Spirit AeroSystems Holdings, Inc. (April 2016-August 2016)
- President and Chief Operating Officer, General Electric Capital Corporation (2014-2016)
- President and Chief Executive Officer, General Electric Healthcare Systems (2011-2014)
- President and Chief Executive Officer, General Electric Aviation Services (2008-2011)

Current Public Company Directorships:

- Spirit AeroSystems Holdings, Inc. (2016-present)

Former Public Company Directorships Held in Past Ten Years:

- Synchrony Financial Bank (2015)

Qualifications, Experience, Key Attributes, and Skills: Mr. Gentile has demonstrated success in managing large, complex global technology businesses across multiple industries. He brings to the Board a deep understanding of aviation program management, product development, strategy, and business development. Mr. Gentile also brings to the Board experience as a public company director.



Richard A. Gephardt

Age 80
Director Since 2006

Recent Professional Experience:
- President and Chief Executive Officer, Gephardt Consulting Group ("GCG") (2007-present)
- President and Chief Executive Officer, Gephardt Governmental Affairs (together with GCG, the "Gephardt Group") (2005-present)
- Member, U.S. House of Representatives (1977-2005). During this time, he served as the House Minority Leader (1995-2003) and House Majority Leader (1989-1995)

Current Public Company Directorships:
- Spirit AeroSystems Holdings, Inc. (2006-present)
- Centene Corp. (2006-present)

Former Public Company Directorships Held in Past Ten Years:
- Century Link, Inc. (2007-2016)
- Ford Motor Company (2009-2015)
- U.S. Steel Corporation (2005-2015)

Qualifications, Experience, Key Attributes, and Skills: Mr. Gephardt brings governmental affairs and public relations experience to the Board, along with labor management and union expertise. He provides the Board with a valuable perspective on public policy, political affairs, and the regulatory environment. Mr. Gephardt also brings to the Board experience as a public company director.



Robert D. Johnson, Chairman

Age 73
Director Since 2006
Independent Director

Pre-Retirement Professional Experience:
- Chief Executive Officer, Dubai Aerospace Enterprise Ltd. (2006-2008)
- Chairman, Honeywell Aerospace (2005-2006)
- President and Chief Executive Officer, Honeywell Aerospace (known as Allied Signal Aerospace until 2000) (1999-2005)
- President and Chief Executive Officer, Electronic and Avionics Systems, Honeywell Aerospace (known as Allied Signal Aerospace at the time) (1997-1999)

Current Public Company Directorships:
- Spirit AeroSystems Holdings, Inc. (2006-present)
- Roper Technologies, Inc. (2005-present)
- Spirit Airlines, Inc. (2010-present)

Former Public Company Directorships Held in Past Ten Years:
- Ariba, Inc. (2003-2012)

Committee Assignments:
- Compensation
- Governance

Qualifications, Experience, Key Attributes, and Skills: Mr. Johnson, Chairman of the Board, has aviation industry executive leadership experience and executive compensation and human resources experience, and provides the Board with valuable insight and perspective resulting from his expertise in marketing, sales, supply chain, and production operations. Mr. Johnson also brings to the Board experience as a public company director.



Ronald T. Kadish

Age 72
Director Since 2006
Independent Director

Pre-Retirement Professional Experience:
- Consultant, Raytheon (2018-2019)
- Senior Executive Advisor, Booz Allen Hamilton ("BAH") (2015-2019)
- Executive Vice President, BAH (2005-2015)
- Director, U.S. Missile Defense Agency, U.S. Department of Defense (2002-2004)
- Director, Ballistic Missile Defense Organization, U.S. Department of Defense (1999-2001)
- Commander, Electronic Systems Center, Hanscom Air Force Base (1996-1999)

Current Public Company Directorships:
- Spirit AeroSystems Holdings, Inc. (2006-present)

Former Public Company Directorships Held in Past Ten Years:
- Northrop Grumman Innovation Systems, Inc. (formerly known as Orbital ATK, Inc.) (2015-2019)
- Orbital Sciences Corp. (2005-2015)

Committee Assignments:
- Risk (Chair)
- Governance

Qualifications, Experience, Key Attributes, and Skills: Mr. Kadish provides the Board with unique expertise in military, program management, security, international, and governmental matters, including having served three decades in the U.S. Air Force, rising to the rank of Lieutenant General. He delivers critical insight to the Board with respect to enterprise risk management, cybersecurity, global security, and our defense customers' needs and expectations. Mr. Kadish also brings to the Board experience as a public company director.



John L. Plueger

Age 66
Director Since 2014
Independent Director

Recent Professional Experience:
- Chief Executive Officer and President, Air Lease Corporation ("ALC") (2016-present)
- President and Chief Operating Officer, ALC (2010-2016)
- President and Chief Executive Officer, International Lease Finance Corporation ("ILFC") (2010)
- President and Chief Operating Officer, ILFC (2002-2010)

Current Public Company Directorships:
- Spirit AeroSystems Holdings, Inc. (2014-present)
- ALC (2010-present)

Committee Assignments:
- Audit
- Risk

Qualifications, Experience, Key Attributes, and Skills: Mr. Plueger provides the Board with valuable insight into the aviation industry and aviation operations management stemming from his executive leadership roles at ILFC and ALC. In addition, Mr. Plueger has significant experience in finance and accounting matters as a certified public accountant, having received his training as an auditor from PricewaterhouseCoopers. Mr. Plueger qualifies as an audit committee financial expert under SEC rules. Mr. Plueger also brings to the Board experience as a public company director.



Laura H. Wright

Age 61
Director Since 2018
Independent Director

Pre-Retirement Professional Experience:
- Senior Vice President and Chief Financial Officer, Southwest Airlines Co. ("SWA") (2004-2012)
- Vice President, Finance, and Treasurer, SWA (2001-2004)
- Treasurer, SWA (1998-2001)

Current Public Company Directorships:
- Spirit AeroSystems Holdings, Inc. (2018-present)
- TE Connectivity Ltd. (2014-present)
- CMS Energy Corp. (and its wholly-owned subsidiary, Consumers Energy Company) (2013-present)

Former Public Company Directorships Held in Past Ten Years:
- Pebblebrook Hotel Trust (2009-2019)

Committee Assignments:
- Audit
- Risk

Qualifications, Experience, Key Attributes, and Skills: Ms. Wright has experience in corporate finance and accounting, commercial aviation operations, risk management, and mergers and acquisitions as a result of her position as Senior Vice President and Chief Financial Officer of SWA, and various other financial positions held during her 25-year career at SWA. Ms. Wright worked for Arthur Young & Co. from 1982-1988 prior to joining SWA. Ms. Wright is a certified public accountant and qualifies as an audit committee financial expert under SEC rules, and also brings to the Board experience as a public company director.

Voting Standard

The Company's bylaws provide for simple majority voting in an uncontested election of directors. In order for a director nominee to be elected, the votes that stockholders cast "FOR" the director nominee must exceed the votes that stockholders cast "AGAINST" the director nominee. In the event that an incumbent nominee does not receive the requisite majority of votes cast in this election, the Company will follow the procedure described under "General Information — What happens if an incumbent director nominee is not elected at the Annual Meeting?" Any shares not voted (whether by abstention, broker non-vote, or otherwise) will have no impact on the election of directors. Your broker may not vote your shares on this proposal unless you give voting instructions.

⊘ **The Board recommends that you vote FOR each of the director nominees.**

BOARD AND GOVERNANCE MATTERS

The Board's Role

The Company is governed by its Board of Directors. Other than with respect to matters reserved to stockholders, the Board is the ultimate decision-making body of the Company. The Board is responsible for overseeing the Company's strategy and performance, and protecting stockholder interests and value. Further, the Board is responsible for selecting and overseeing the Company's executive officers, who set and execute the Company's business strategy and handle the Company's day-to-day operations.

In carrying out its responsibilities, the Board has created and delegated certain responsibilities to four standing committees:

- the Audit Committee;
- the Compensation Committee;
- the Governance Committee; and
- the Risk Committee.

Additional information about these committees and their responsibilities is described under "Committees."

Corporate Governance Guidelines

The Board is committed to maintaining corporate governance practices that maximize stockholder value. To further its commitment, the Board has adopted the Company's Corporate Governance Guidelines (the "Governance Guidelines") to provide transparency into the roles and responsibilities of the Board and management and the Board's governance philosophy and practices, promote functioning of the Board and its committees, describe a common set of expectations on how the Board should perform its functions, and promote effective governance. The Board is responsible for overseeing, counseling, and directing management; ensuring that our long-term interests and the long-term interests of our stockholders are being served; reviewing the major risks facing the Company and helping develop strategies to address those risks; assessing adherence to the Company's standards and policies; and performing the duties and responsibilities assigned to the Board under the Governance Guidelines and our certificate of incorporation, bylaws and applicable law. The Governance Guidelines speak to a number of different matters including Board responsibilities, management succession, director conflicts of interest, director compensation, outside board memberships, the Board's view on director age and term limits, and director attendance at meetings, among other things. The Governance Guidelines are available at http://investor.spiritaero.com/corporate-governance/govdocs/default.aspx.

Board Size

Pursuant to our bylaws, the Board of Directors is required to consist of three or more directors and the size of the Board may be increased or decreased at any time by the Board of Directors. Currently, the Board of Directors consists of 10 directors. As stated in its charter, the Governance Committee is responsible for reviewing the size of the Board and recommending to the Board any changes it deems appropriate with respect to Board size.

Board Leadership

The Company has separated the roles of CEO and Chairman in recognition of the differences between the two roles. The Board believes that role separation is appropriate for the Company as it maximizes the ability of the CEO to focus on managing Company operations, strategy, and performance, while benefiting from the Chairman's independent perspective and insight.

The Chairman of the Board performs the following duties:

- Approves the agenda for Board meetings;
- Presides over and manages Board meetings;
- Presides over and manages stockholder meetings;
- Serves as a liaison between the CEO and the non-employee directors;
- Provides feedback to the CEO on behalf of the independent directors regarding business issues and Board management; and
- Engages with the CEO weekly to discuss Company performance and matters of significance.

Because Mr. Johnson, the Chairman of the Board, is an independent director, the Board has not deemed it necessary to appoint a lead independent director.

Board Composition

Selecting qualified individuals to serve as directors is key to the Board's performance. The Governance Committee is responsible for evaluating qualified potential candidates to serve on the Board, and recommending to the Board for its selection nominees to stand for election as directors at the Company's annual meeting of stockholders. This responsibility is further described in the Governance Committee's charter, which is available at: http://investor.spiritaero.com/corporate-governance/govdocs/default.aspx.

In evaluating candidates, the Governance Committee and Board consider the qualifications and expertise of director candidates individually and in the broader context of the Board's overall composition, taking into account any particular needs that the Company may have based on its strategic initiatives, risks, and opportunities. The Company has engaged a third-party international executive search firm to assist the Governance Committee in identifying and evaluating potential director candidates.

In evaluating individual candidates, the Governance Committee considers the personal ethics and values, experience, judgment, and diversity of the candidates, among other things. It is the Board's policy that the Board should reflect diversity of viewpoint, professional experience, education, skill, expertise, industry knowledge, and such other factors as the Governance Committee and Board believe would enhance Board effectiveness. As stated in our Governance Guidelines, "Spirit is committed to considering candidates for the board regardless of gender, race, ethnicity, and national origin. Any search firm retained to assist the corporate governance and nominating committee in seeking candidates for the board will affirmatively be instructed to seek to present diverse candidates." Nominees must have high standards of integrity and ethics and convey a commitment to act in the best interest of the Company and its stockholders.

In addition, the Governance Committee considers the candidates' employment and other commitments, and evaluates whether the candidates have sufficient time available to efficiently and effectively carry out director duties. For additional information, see "Overboarding Policy."

Director Selection Process



Candidate Recommendations

Candidates are recommended by directors, members of management, search firms, or stockholders.

→

Governance Committee

Considers the candidates' professional qualifications, independence, conflicts, personal ethics and values, integrity, judgment, diversity, time commitments, and other involvements. If appropriate, will recommend the candidates to the Board.

→

The Board

Evaluates candidates, confirms independence, and selects nominees (and elects nominees if between annual meetings of stockholders).

→

Stockholders

Elect nominees at the Annual Meeting.

Stockholder Candidates

It is the Governance Committee's policy to consider candidates nominated by stockholders in compliance with applicable laws, regulations, and the procedures described in the Company's bylaws and Proxy Statement. If a stockholder desires to recommend a director candidate for nomination, the stockholder should follow the procedures described under "Stockholder Proposals and Director Nominations for the 2022 Annual Meeting." Director candidates recommended by stockholders will be considered and evaluated in the same manner as candidates discovered through other sources.

Proxy Access

The Company's bylaws provide the stockholders with a market-standard proxy access right. Specifically, our bylaws permit a stockholder, or a group of up to 20 stockholders, owning 3% or more of the Company's Common Stock continuously for at least three years, to nominate and include in the Company's proxy materials directors constituting up to the greater of two individuals or 20% of the Company's Board of Directors, provided that the stockholder(s) and the nominee(s) satisfy the applicable requirements in the bylaws.

Director Tenure and Refreshment

The Company has added five new directors to its Board in the past seven years. The remaining five nominees have served on the Board for more than 10 years. Through its annual evaluation process, the Board has determined that each of the five nominees who have served for more than 10 years provides diversity of experience and perspective, and plays an integral and necessary role in the boardroom.

The Board has periodically evaluated age and term limits, along with retirement policies, and has determined that such limits and policies may arbitrarily restrict valuable Board members from service. Instead, the Board has determined that it will continue evaluating its members on their merits based on the contributions they make in the boardroom and their ability to enhance overall Board effectiveness. The Board is committed to routine Board and director refreshment as needed to enhance Board effectiveness, and primarily uses Board and committee evaluations and composition discussions as its refreshment mechanisms.

Board and Committee Evaluations

Each year, the Governance Committee oversees an evaluation of the Board and each committee. The 2020 annual evaluation covered the following topics, among other things:

- Composition of the Board and committees and whether the composition is appropriate in light of the Company's strategic priorities;
- Effectiveness of Board and committee leadership;
- Strengths of the Board and committees and opportunities for improvement;
- Effectiveness of structures and practices; and
- Quality of the Board's relationship with management.

A summary of the evaluation process is below:



Review of Process

In October, the Governance Committee annually reviews and approves the method and process of evaluation and specific questions asked during the evaluation.

Conduct Evaluation

From October to December, the chairman of the Governance Committee has a private conversation with each director and asks the director each of the pre-approved questions; at the end of the question period, the director is offered an opportunity to express any other thoughts, comments, or feedback on Board and committee performance and effectiveness.

Evaluation Summary

A summary of the evaluations is completed and presented for discussion.

Actions Taken

In January, the Board and committees together discuss the evaluation summary and decide on actions to be taken.

Ongoing Feedback

Throughout the year, directors provide ongoing feedback to the Chairman, committee chairs, CEO, COO, or General Counsel, as appropriate, outside of the regular evaluation process.

Director Education

Our director education program includes occasional site visits and tours (these did not occur in 2020 due to COVID-19 restrictions and precautions), education seminars on topics of interest conducted by senior management or external advisors, provision of background material on the Company's operations and strategy, and provision of resources from various educational institutions (including the National Association of Corporate Directors).

Each new Board member receives onboarding training that involves meetings with senior management, business overviews, and presentations on the Code of Conduct, insider trading, and various other policies and procedures. We encourage our directors to attend reputable director education programs sponsored by external advisors and educational institutions.

Director Independence

The Company's Common Stock is listed on the New York Stock Exchange (the "NYSE"), and the Company uses the NYSE's listing standards to determine director independence.

Under the NYSE's listing standards and the Governance Guidelines, the Board must consist of a majority of independent directors, and the Audit, Governance, and Compensation Committees must consist solely of independent directors. For a director to qualify as independent, the Board must determine that the director has no material relationship with the Company (either directly, or as a partner, stockholder, or officer of an organization that has a relationship with the Company). The Board performs an independence assessment of each director annually, with the assistance of the Governance Committee, and as circumstances may otherwise require.

In assessing the existence of a material relationship with the Company, the Board considers all relevant transactions, relationships, and arrangements required by the NYSE's independence standards, as applicable to non-employee directors generally and as applicable to each committee. The Board examined each director's involvement through directorships, employment, consulting relationships, or otherwise, with entities the Company does business with. In particular, the Board evaluated the following:

Topic	Transaction Evaluated	Outcome
Paul E. Fulchino	When considering the independence of Mr. Fulchino, the Governance Committee and Board considered his role as an operating partner of AEI, a private equity firm that has ownership interests in several of the Company's suppliers. In his role at AEI, Mr. Fulchino assists with the acquisition, development, and value creation of portfolio companies. Mr. Fulchino receives a retainer from AEI and does not own any equity in AEI. However, Mr. Fulchino receives a modest carrying interest upon the sale of certain portfolio companies. Mr. Fulchino is not covered under AEI's benefit plans or programs, receives a Form 1099 from AEI, and is free to be employed by other companies.	The Governance Committee and Board affirmatively determined, based on available facts and circumstances, that Mr. Fulchino was not an employee of AEI (for purposes of the independence determination). Further, with respect to the Company's transactions with all but one of the AEI-owned suppliers, each transaction arose as a result of the entity submitting the most competitive bid out of all bidding suppliers, and, thus, the transactions were not reportable under Item 404 of Regulation S-K. Finally, with respect to the final supplier, the Board determined that Mr. Fulchino's relationship with AEI did not give rise to a material interest. For these and other reasons, the Governance Committee and Board determined that Mr. Fulchino's relationship with AEI does not give rise to a material relationship that impacts his independence (nor does it create a related person transaction).
Richard A. Gephardt	When considering Mr. Gephardt's independence, the Governance Committee and Board considered his role as President and Chief Executive Officer of the Gephardt Group, a consulting firm that provides services to the Company in connection with labor matters. Mr. Gephardt holds a 40% equity interest in the Gephardt Group, and Mr. Gephardt's son, Chief Operating Officer of the Gephardt Group, holds a 10% equity interest. The Company's transactions with the Gephardt Group in 2020 amounted to $60,000.	The Governance Committee and Board affirmatively determined that, in light of Mr. Gephardt's significant ownership and involvement in the Gephardt Group and the Gephardt Group's dealings with the Company, Mr. Gephardt has a material relationship with the Company and is, therefore, not independent.

Based on this analysis, the Board has determined that all the director nominees are independent under the NYSE's criteria excluding Messrs. Gentile and Gephardt. All the committees of the Board are made up solely of independent directors. Messrs. Gentile and Gephardt are not members of any committee.

Committees

The Board has adopted written charters for each committee, which are available at http://investor.spiritaero.com/corporate-governance/govdocs/default.aspx. Information on each committee of the Board is set forth in the table below.

Committee	Members	Primary Responsibilities	No. of Meetings in 2020
Audit Committee*	Irene M. Esteves (Chair) Stephen A. Cambone John L. Plueger Laura H. Wright	(1) Oversee the quality and integrity of the Company's financial reporting. (2) Oversee the Company's compliance with legal and regulatory requirements. (3) Engage, compensate, and oversee performance and independence of the independent auditor. (4) Oversee performance of the Company's internal audit function. (5) Review and discuss with management and the independent auditors the Company's earnings releases and quarterly and annual reports on Forms 10-Q and 10-K, and the audit generally. (6) Consider the effectiveness of the Company's internal controls over financial reporting and participate in the resolution of internal control issues, where identified. (7) Oversee and participate in the review and resolution of significant deficiencies or material weaknesses, where identified. (8) Communicate with the independent auditor on audit control matters and critical audit matters to be described in the independent auditor's report. (9) Oversee financial-related risk exposures and related policies and processes attempting to mitigate such risks. (10) Oversee the Company's Code of Conduct and the Company's ethics and compliance program.	15
Compensation Committee	Paul E. Fulchino (Chair) Robert D. Johnson Charles L. Chadwell	(1) Review and approve the compensation of the Company's executive officers. (2) Oversee the administration of the Company's compensation plans, policies, and programs. (3) Prepare the Compensation Committee Report in this Proxy Statement. (4) Oversee compensation-related risk exposures and related policies and processes attempting to mitigate such risks. (5) Review and make recommendations to the Board with respect to non-employee director compensation.	12
Governance Committee	Charles L. Chadwell (Chair) Robert D. Johnson Paul E. Fulchino Ronald T. Kadish	(1) Assist the Board in identifying qualified individuals to become Board members. (2) Determine the composition of the Board and its committees. (3) Lead the annual review of the Board's and the committees' performance. (4) Develop and implement the Governance Guidelines and recommend to the Board any changes thereto. (5) Review and approve, deny, or ratify transactions under the Company's Related Person Transaction Policy. (6) Oversee risks related to the Company's governance structure. (7) Review the Company's practices and reporting with respect to corporate responsibility, environmental, and social matters.	4
Risk Committee	Ronald T. Kadish (Chair) Stephen A. Cambone John L. Plueger Irene M. Esteves Laura H. Wright	(1) Provide oversight of management's guidelines, policies, and processes for assessing, monitoring, and mitigating the Company's critical enterprise risks, including the major strategic, operating, financial, and compliance risks inherent in the Company's business and core strategies. (2) Oversee the effectiveness of the Company's cybersecurity programs and its practices for identifying, assessing, and mitigating cybersecurity risks. (3) Oversee management's review and assessment of key risks that have the potential to significantly affect the Company's ability to execute its strategy, and determine which risks should be included on the Board's agenda for discussion.	5

* The Board has determined that Mses. Esteves and Wright and Mr. Plueger are "audit committee financial experts," as such term is defined in Item 407(d)(5) of Regulation S-K.

The Board's Role in Risk Oversight



Board

Responsible for oversight of management as it relates to identification, assessment, mitigation, and general management of risks relating to the Company's strategy and operations. The Board administers this responsibility through its review of corporate strategy and operations, and by delegating certain oversight responsibilities to the appropriate committees for further consideration and evaluation. The Board receives briefings from members of management on key strategic and operational risks during the July Board meeting, during regular management presentations, and as the other committees deem necessary in their Board reports.

Risk Committee

- Has primary responsibility for overseeing the Company's enterprise risk management framework and material risks facing the Company, including cyber-related risks.
- Reviews management's guidelines, policies, and processes for assessing, monitoring, and mitigating the Company's critical enterprise risks.
- Receives regular reports from senior management detailing areas of risk as well as management and mitigation strategies with respect to such risks.
- Determines which risks need to be included on the Board's agenda for discussion.

Audit Committee

- Oversees financial reporting risks and other risks relating to internal controls, disclosure issues, Ethics Hotline reports, and legal and regulatory issues, including compliance with SEC rules and regulations.
- Conducts annual assessment of most significant risks within committee's purview and reports findings to the Board.

Compensation Committee

- Oversees executive compensation risks.
- Strives to create incentives that encourage appropriate risk taking and align executives' interests with stockholders' interests.
- Conducts annual assessment of most significant risks within committee's purview and reports findings to the Board.

Governance Committee

- Oversees governance risks relating to Board and committee composition, regulatory compliance, and public company governance matters.
- Conducts annual assessment of most significant risks within committee's purview and reports findings to the Board.

Management's Role in Risk Management

The Company's management is responsible for the identification, assessment, mitigation, and management of risks relating to the Company's strategy and operations. Apart from reporting to the Board, management engages in a robust enterprise risk management process that involves: (i) creating risk-assessment surveys and conducting interviews; (ii) reviewing, repositioning, and prioritizing identified risks by a risk council composed of executive leadership; (iii) assigning risks to risk owners based on responsibilities with respect to the Company's strategic objectives; (iv) developing and reporting mitigation plans by the risk owners and risk management team to the risk council; and (v) receiving oversight by the Company's internal audit function. On a quarterly basis, the status of the top risks identified in management's enterprise risk management process, along with their associated mitigation plans, is presented to the Risk Committee. Risks that the Company focused on in 2020 included matters relating to the B737 MAX grounding, COVID-19 pandemic, financial liquidity, and cybersecurity, among other items.

Cybersecurity

The Risk Committee of the Board is charged with reviewing the Company's cybersecurity matters. Management reports to the Risk Committee quarterly regarding cyber practices and procedures. The Company requires cybersecurity education and training at all levels of the organization. Spirit works to maintain the confidentiality, integrity, and availability of its information and digital resources through comprehensive and proactive compliance, privacy, and risk programs developed from industry accepted best practices. The framework for our programs is based on the Department of Defense Cybersecurity Maturity Model Certification (CMMC) and National Institute of Security and Technology (NIST) Frameworks, Generally Accepted Privacy Program (GAPP) guiding principles, and ISO 27001/2 standards. These standards reflect well-defined processes and best in class technology.

Communications with the Board

Stockholders and other interested persons may communicate with the Board, the Chairman of the Board, and individual members of the Board and its committees through the following:



BY EMAIL
to CorporateSecretary@spiritaero.com



BY MAIL
to Corporate Secretary
Spirit AeroSystems Holdings, Inc.
3801 S. Oliver St.
Wichita, KS 67210-2112



VIRTUALLY
at the Annual Meeting via
www.virtualshareholdermeeting.com/SPR2021

The Corporate Secretary will forward communications received to the appropriate party. Communications clearly not appropriate for consideration by members of the Board or committees, including unsolicited advertisements, inquiries concerning the Company's products and services, and harassing communications, are not forwarded to members of the Board or committees.

Commitment to Stockholder Engagement and Responsiveness

We value the feedback and insight we gain from our engagement with stockholders. The Company's management and subject-matter experts frequently meet with investors. In 2020, members of the Company's management held more than 565 meetings with investors and analysts. Members from the following Company functions participated in certain of these meetings, depending on the subject matter covered: Investor Relations, Communications, Government Relations, Executive Compensation, and Environmental, Health, and Safety. Key areas of discussion at the meetings included Company performance, governance practices, executive compensation, strategy, operations, sustainability programs, risk management, and other matters of importance to our stockholders.

The Company is committed to maintaining a robust stockholder outreach program in addition to regular participation at investor and community events and meeting with analysts. The Company welcomes feedback from all stockholders. Stockholders can contact the Company's Investor Relations team by calling 316-523-7040 or emailing investorrelations@spiritaero.com.

2020 Board and Committee Meetings and Attendance

During 2020, there were 27 meetings of the Board. Only one series of Board and committee meetings was held in person due to COVID-19 restrictions and precautions. All of the Company's directors attended 75% or more of the aggregate of all meetings of the Board and of the committees on which they served in 2020. The Company's Governance Guidelines provide that director attendance is expected at annual meetings of stockholders. All of the directors attended the 2020 virtual annual meeting of stockholders.

In addition to scheduled Board meetings, the Board receives monthly reports from management detailing financial results, operating highlights and challenges, and updates on strategic initiatives.

Executive Sessions

As part of each quarterly Board meeting in 2020, the Company's non-employee directors met without management present in an executive session, with Mr. Johnson as Chairman presiding over each session. During executive sessions, the non-employee directors reviewed management's performance, compensation, talent development and succession planning, strategic considerations, corporate governance matters, and other matters of importance. The Company's independent directors (the non-employee directors excluding Mr. Gephardt) met in executive session at least one time in 2020 as required by the Governance Guidelines and NYSE rules.

Overboarding Policy

Per our Governance Guidelines, directors are expected to ensure that other commitments, including outside board memberships, do not interfere with their duties and responsibilities as Board members. A director may not serve on the boards of more than four other public companies or, if the director is an active CEO or equivalent of another public company, on the boards of more than two other public companies. In addition, directors must notify the Governance Committee before accepting an invitation to serve on the board of any other for-profit entity. The director must not accept such service until being advised by the Governance Committee chair that the committee has determined that service on such other board would not create regulatory issues or potential conflicts of interest and would not conflict with the Company's policies. All directors are in compliance with the Company's overboarding policy as of the date of this Proxy Statement.

Ms. Esteves currently serves on the audit committee for four public companies (including Spirit). On June 8, 2018 (prior to Ms. Esteves joining the fourth audit committee), and in light of her prior roles as a chief financial officer and professional training, the Company's Board determined that such simultaneous service would not impair her ability to effectively serve on the Company's Audit Committee, which is also noted under her biography at http://investor.spiritaero.com/corporate-governance/OD/default.aspx.

Code of Conduct

The Company is committed to the highest ethical standards and complying with all laws and regulations applicable to the Company's business. To support and articulate its commitment and responsibility in this regard, the Company has adopted the Code of Conduct (the "Code"). The Code addresses a number of topics, including the Foreign Corrupt Practices Act, conflicts of interest, safeguarding assets, insider trading, and general adherence to laws and regulations. All directors and employees, including executive officers, must comply with the Code. The Code is available on the Company's website at http://investor.spiritaero.com/corporate-governance/OD/default.aspx.

Sustainability Reporting and Oversight

In 2021, Spirit will launch the Report outlining our strategy, programs, goals, and objectives. The Report will highlight Spirit's values and commitments to protecting the environment and human health, supporting a low carbon economy, creating an inclusive culture that supports growth, and uniting communities through innovation, partnerships, and programs. We will publicly disclose information relating to the following topics in the Report: Spirit's environmental performance, health and safety, diversity and inclusion, community impact, ethics and compliance, and risk management. For additional information, see: https://www.spiritaero.com/company/sustainability/overview/.

As noted in its charter, the Company's Governance Committee oversees Spirit's practices and reporting with respect to corporate responsibility, environmental, and social factors that are of significance to the Company and its stakeholders.

Succession Planning

The Board is responsible for overseeing management succession planning. At least twice annually, the Board reviews candidates for succession with respect to the CEO role and other senior management roles. Succession plans have been developed for both ordinary course succession and contingency planning for an unforeseen event.

The Board receives updates on the development of the succession candidates regularly. Directors engage with potential succession candidates during formal presentations at Board and committee meetings and at informal events.

Response to Material Weakness in Internal Control Over Financial Reporting

As previously disclosed in our Annual Report on Form 10-K for the year ended December 31, 2019, the Company identified a material weakness in its internal control over financial reporting as of December 31, 2019. The material weakness related to identifying claims and assertions and key judgments of its estimate-at-completion ("EAC") process.

Our management team worked with the Audit Committee, along with external advisors, to evaluate the circumstances of the material weakness and identify necessary actions required to remediate the material weakness. As previously disclosed, these actions included:

- Management changes;
- Enhancement of training around the appropriate treatment of claims and assertions and other subjective elements and key judgments of our EAC process to reinforce existing written Company policies. This training focused on control owners within the EAC process, including program, accounting, and executive leadership; and
- Reassessment of processes and design of controls to ensure that all customer claims and assertions are identified and evaluated in accordance with established Company policies and procedures. This remediation step included validation and reconciliation of claims data with our key customers and retention of this data in a centralized claims repository to facilitate the completeness of our accounting for claims and assertions.

Management has concluded that the material weakness was fully remediated in accordance with the remediation plan. The Audit Committee and the Board are committed to maintaining a strong internal control environment.

Stockholder Rights Plan

The Company adopted a limited duration stockholder rights agreement (the "rights plan") on April 22, 2020, and declared a dividend of one right for each outstanding share of Common Stock as of May 1, 2020, the record date. The rights plan expires, without any further action being required to be taken by Board, on April 22, 2021. As of the filing date of this Proxy Statement, the Company does not intend to renew the rights plan when it expires.

Governance Documents Available on Our Website

We maintain governance documents on our website at http://investor.spiritaero.com/corporate-governance/govdocs/default.aspx. These documents include, without limitation, our:

- Bylaws;
- Governance Guidelines;
- Committee Charters;
- Code of Conduct;
- Finance Code of Professional Conduct;
- Supplier Code of Conduct;
- Related Person Transaction Policy;
- Discrimination and Harassment Policy; and
- Anti-Hedging and Pledging Policy.

Compensation of Non-Employee Directors

Overview

Non-employee directors receive annual cash and equity compensation as described below. Equity compensation is granted under the Director Stock Program adopted under the 2014 Omnibus Incentive Plan, as amended (the "OIP").

The Compensation Committee reviews non-employee director compensation amounts and practices annually. As part of their review, the Compensation Committee evaluates non-employee director compensation data from the companies in Spirit's proxy peer group, including data regarding the size of equity awards. In addition, the Compensation Committee confers with its independent compensation consultant on the magnitude and type of non-employee director compensation, and reviews market data and benchmarking surveys provided by the consultant. Based upon that information, the Compensation Committee makes a recommendation to the Board. The Board approves the form and amount of compensation after considering the Compensation Committee's recommendation.

In developing its recommendations, the Compensation Committee is guided by the following goals with respect to non-employee director compensation:

- Compensation should be market-competitive in relation to similarly-situated companies, including the Company's proxy peer group;
- Compensation should align directors' interests with the long-term interests of the Company's stockholders; and
- The compensation structure should be simple, transparent, and easy for stockholders to understand.

Compensation Elements

The following table describes the elements of the 2020 non-employee director compensation program:

Element	2019-2020 Term Amounts	2020-2021 Term Amounts
Annual Board Cash Retainer	$105,000	$89,250
Annual Board Equity Retainer	$125,000	$106,250
Additional Retainer for Chairman of the Board	$100,000	$85,000
Additional Retainer for Chairman of the Audit Committee	$25,000	$21,250
Additional Retainer for Chairman of the Compensation Committee	$18,000	$15,300
Additional Retainer for Chairmen of Other Committees	$12,000	$10,200

In 2020, due to liquidity pressures relating to the COVID-19 pandemic and B737 MAX grounding, the Board elected to reduce each element of 2020-2021 term compensation by 15%.

Cash Retainers

Each Board member receives an annual cash retainer. The Chairman of the Board and each committee chairman receives an additional cash retainer. Directors may elect to receive their retainers in shares of restricted stock or restricted stock units ("RSUs") in lieu of cash, but if any director ceases to serve as a director for any reason during the term, any such elective equity award will be forfeited and the director will receive a pro-rated portion of the annual retainer in cash. Except with respect to elective equity awards in lieu of cash, cash compensation is paid quarterly in arrears.

Equity Retainer

Each Board member receives an annual equity retainer, which may be paid in the form of restricted stock or RSUs. Both types of awards vest if the non-employee director remains continuously in service for the entire term to which the grant relates. If the non-employee director incurs a termination for any reason before the end of the term (before the annual meeting of stockholders following the grant), the awards are forfeited. The Board may, in its discretion, waive this one-year vesting condition (in whole or in part) if it deems it appropriate and in the best interest of the Company to do so. Upon vesting, shares relating to restricted stock awards are delivered to the director free of restriction; however, vested Shares underlying RSUs are not delivered to the director until the date that the director leaves the Board. Restricted stock confers voting and dividend rights; dividends accrue during the restricted period and are paid out upon vesting. RSUs do not confer voting rights, but do confer dividend-equivalents; dividend equivalents accrue during the restricted period and thereafter, and are delivered out upon settlement. If the awards are forfeited, dividends or dividend-equivalents, as applicable, are also forfeited.

Other Compensation

Directors are reimbursed for out-of-pocket expenses incurred in connection with their Board service. The Company does not provide perquisite allowances to non-employee directors.

Non-Employee Director Stock Ownership Requirements

Non-employee directors are required to own stock equal to five times the annual Board cash retainer, which currently amounts to $446,250 with respect to 2020-2021 term compensation. Non-employee directors have four years of Board service before they are required to meet the minimum stockholder requirements. Restricted stock and RSUs held by directors are counted in determining whether the minimum stockholding requirements are satisfied. Information regarding the current stock ownership of the Company's non-employee directors can be found below under "Stock Ownership — Beneficial Ownership of Directors and Executive Officers."

As of March 2, 2021, all non-employee directors, other than Ms. Wright and Dr. Cambone, were in compliance with the stock ownership requirements. Ms. Wright, who joined the Board on February 20, 2018, has until February 20, 2022, to meet the requirements. Dr. Cambone, who joined the Board on October 22, 2019, has until October 22, 2023, to meet the requirements. Both Ms. Wright and Dr. Cambone are on track to achieve compliance in the required time frame.

Between March 3, 2020, and May 11, 2020, Mr. Gephardt was not in compliance with the stock ownership requirements because the Company's Common Stock price dropped below $52.68 per share. On May 11, 2020, Mr. Gephardt became compliant with the stock ownership requirements after receiving the 2020-2021 term equity retainer.

2020 Director Compensation Table

The following table sets forth non-employee director compensation for the fiscal year ended December 31, 2020 (note that Mr. Gentile's compensation is set forth in the "Summary Compensation Table" and not included below).

Name	Fees Earned or Paid in Cash [1] ($)	Stock Awards [2] ($)	All Other Compensation [3] ($)	Total ($)
Stephen A. Cambone	93,411 [4]	106,267		199,679
Charles L. Chadwell	104,087	106,267		210,354
Irene M. Esteves	115,652 [5]	106,267		221,920
Paul E. Fulchino	109,425 [6]	106,267		215,692
Richard A. Gephardt	93,411	106,267	60,000	259,679
Robert D. Johnson	182,375	106,267		288,642
Ronald T. Kadish	104,087	106,267		210,354
John L. Plueger	93,411 [7]	106,267		199,679
Laura H. Wright	93,411 [8]	106,267		199,679

(1) Includes annual cash retainer and committee chair retainers earned for 2020, including any such retainers that were paid in the form of restricted stock or RSUs in 2019 or 2020 by the director's election in lieu of cash compensation for 2020. Dr. Cambone, Ms. Esteves, Mr. Fulchino, Mr. Plueger, and Ms. Wright elected to defer all or a portion of their annual cash retainers for 2020 as set forth in footnotes (4) - (8).

(2) Represents the aggregate grant date fair value of the stock awards computed in accordance with authoritative guidance on stock-based compensation accounting issued by the Financial Accounting Standards Board (the "FASB"). On May 11, 2020, each non-employee director received an annual grant of 5,458 shares of restricted stock or RSUs with an aggregate value of $106,250 based on $19.47 per share, the average of the opening and closing prices of Common Stock on the grant date. As a result of rounding of fractional share amounts, the grants were valued at $106,267. As of December 31, 2020, each non-employee director's aggregate number of unvested restricted stock or RSUs was as follows: Dr. Cambone: 5,458 shares of restricted stock; Mr. Chadwell: 5,458 shares of restricted stock; Ms. Esteves: 11,133 RSUs (includes 5,675 RSUs received in lieu of 2020-2021 term annual cash and committee chair retainers); Mr. Fulchino: 10,827 shares of restricted stock (includes 5,369 shares of restricted stock received in lieu of 2020-2021 term annual cash and committee chair retainers); Mr. Gephardt: 5,458 shares of restricted stock; Mr. Johnson: 5,458 shares of restricted stock; Mr. Kadish: 5,458 shares of restricted stock; Mr. Plueger: 10,042 shares of restricted stock (includes 4,584 shares of restricted stock received in lieu of 2020-2021 term annual cash retainer); and Ms. Wright: 5,458 shares of restricted stock. Note that any RSUs or shares of restricted stock received in lieu of annual cash and committee chair retainers described in this footnote were granted in 2020 and relate to retainers earned over the director's 2020-2021 annual term, which covers portions of two calendar years, and that upon any termination of services of the director during the outstanding term, the equity award will be canceled, and a cash payment will be made therein that is equal to the cash amounts earned by the director through the date of such termination of service.

(3) The amount of perquisites and other personal benefits has been excluded for all non-employee directors other than Mr. Gephardt, as the total value of each other director's perquisites and other personal benefits was less than $10,000. For Mr. Gephardt, this amount reflects consulting fees paid to the Gephardt Group for labor consulting services rendered in 2020, as further described under "Director Independence."

(4) Includes $32,308 in annual cash retainer that was paid in the form of 380 RSUs for Mr. Cambone pursuant to his election. The RSUs were granted to Mr. Cambone on November 4, 2019, but are included in this disclosure because the RSUs were granted in lieu of cash payments earned for service in 2020.

(5) Includes $115,652 in annual cash retainer and committee chair retainers that were paid in the form of 4,345 RSUs for Ms. Esteves pursuant to her election. The RSUs were granted to Ms. Esteves in part on May 11, 2020, and in part on May 6, 2019, and are included in this disclosure because the RSUs were granted in lieu of cash payments earned for service in 2020.

(6) Includes $109,425 in annual cash retainer and committee chair retainers that were paid in the form of 4,111 shares of restricted stock for Mr. Fulchino pursuant to his election. The restricted stock was granted to Mr. Fulchino in part on May 11, 2020, and in part on May 6, 2019, and is included in this disclosure because the restricted stock was granted in lieu of cash payments earned for service in 2020.

(7) Includes $93,411 in annual cash retainer that was paid in the form of 3,510 shares of restricted stock for Mr. Plueger pursuant to his election. The restricted stock was granted to Mr. Plueger in part on May 11, 2020, and in part on May 6, 2019, and is included in this disclosure because the restricted stock was granted in lieu of cash payments earned for service in 2020.

(8) Includes $6,462 in annual cash retainer that was paid in the form of 75 shares of restricted stock for Ms. Wright pursuant to her election. The restricted stock was granted to Ms. Wright on May 6, 2019, and is included in this disclosure because the restricted stock was granted in lieu of cash payments earned for service in 2020.

Related Person Transactions

Related Person Transaction Policy and Process

The Board has adopted a written Related Person Transaction Policy (the "RPT Policy") that can be found on the Company's website at http://investor.spiritaero.com/corporate-governance/govdocs/default.aspx. The purpose of the RPT Policy is to ensure the proper evaluation, approval, or ratification, and reporting of related person transactions. Such transactions are only appropriate if they are fair to, and in the best interests of, the Company.

Under the RPT Policy, a related person transaction is any transaction in which the Company was, is, or will be a participant, where the amount involved exceeds $120,000, and in which a Related Person (as defined below) has, had, or will have a direct or indirect material interest. A Related Person is a director, director nominee, officer, or 5% stockholder, or any of their immediate family members. The existence of a direct or indirect material interest depends upon individual facts and circumstances and is determined by our General Counsel or the Governance Committee.

The Governance Committee is responsible for reviewing these transactions and determining whether they are fair to, and in the best interests of, the Company. After review of the relevant facts and circumstances, if the Governance Committee concludes a related person transaction is fair to, and in the best interests of, the Company, it may approve or ratify the transaction.

If the Governance Committee declines to approve or ratify any related person transaction, the Company's General Counsel, in coordination with the affected business unit or corporate function, will review the transaction, determine whether it should be terminated or amended in a manner that is acceptable to the Governance Committee, and advise the Governance Committee of their recommendation. The Governance Committee will then consider the recommendation at its next meeting. If the General Counsel does not ultimately recommend the transaction to the Governance Committee or if the Governance Committee does not approve the transaction, the proposed transaction will not be pursued; or, if the transaction has already been entered into, the Governance Committee will determine an appropriate course of action with respect to the transaction.

See "Director Independence" for more information.

Certain Related Person Transactions

Below are the transactions that occurred since January 1, 2020, and fall within the definition of "related person transaction" in the RPT Policy or under Item 404 of Regulation S-K. The Governance Committee reviewed the transaction in accordance with the RPT Policy and approved it on the basis that it was fair to, and in the best interests of, the Company. Transactions for Messrs. Fulchino and Gephardt were also reviewed under Item 404 and determined not to be related person transactions under the RPT Policy or under Item 404 of Regulation S-K - see "Independence" for more information on such transactions.

Related Person	Facts
John A. Pilla	John A. Pilla, former Senior Vice President and Chief Technology Officer, has two sons employed by the Company, Anthony Pilla, Cyber Protection Specialist (employed by the Company since June 3, 2016), and Nicolas Pilla, Systems Engineer (employed by the Company since May 31, 2013). Combined, Mr. Pilla's sons received $164,275 in compensation from the Company in 2020. Such compensation was established in accordance with the Company's compensation practices applicable to employees with equivalent responsibilities, experience, and qualifications. Mr. Pilla's sons are also eligible to participate in employee benefit programs in the same manner as other eligible employees.

STOCK OWNERSHIP

Beneficial Ownership of Directors and Executive Officers

The following table sets forth, as of March 2, 2021, the shares of Common Stock beneficially owned by each director and named executive officer, individually, and by all the Company's directors and executive officers as a group. Individually and together, the directors and executive officers beneficially own less than 1.0% of our Common Stock. For purposes of the table, shares are considered to be beneficially owned if the person, directly or indirectly, has sole or shared voting or investment power with respect to the shares. In addition, a person is deemed to beneficially own shares if that person has the right to acquire such shares within 60 days after March 2, 2021.

Name	Common Stock Beneficially Owned	Shares Vesting Within 60 Days of Record Date	Time-Based and Performance-Based Restricted Stock[1]	Total Common Stock Beneficially Owned	RSUs[2]	Total Common Stock Beneficially Owned Plus RSUs
DIRECTORS			5,458			
Stephen A. Cambone				**5,458**	1,356	**6,814**
Charles L. Chadwell	15,253		5,458	**20,711**	4,884	**25,595**
Irene M. Esteves					29,519	**29,519**
Paul E. Fulchino	15,075		10,827	**25,902**		**25,902**
Richard A. Gephardt	4,176		5,458	**9,634**	5,790	**15,424**
Robert D. Johnson	13,167		5,458	**18,625**		**18,625**
Ronald T. Kadish	20,105		5,458	**25,563**		**25,563**
John L. Plueger	11,919		10,042	**21,961**	13,026	**34,987**
Laura H. Wright	4,860		5,458	**10,318**		**10,318**
EXECUTIVE OFFICERS						
Thomas C. Gentile III	142,189	28,089	175,642	**345,920**	100,164	**446,084**
Mark J. Suchinski	23,066	3,438	20,193	**46,697**	14,710	**61,407**
Jose I. Garcia[3]	12,281		3,131	**15,412**		**15,412**
Samantha J. Marnick	56,250	4,646	29,050	**89,946**	20,944	**110,890**
Duane F. Hawkins[4]	73,621		17,889	**91,510**		**91,510**
William E. Brown	27,382	3,139	20,242	**50,763**	11,194	**61,957**
John A. Pilla[5]	77,897	3,546	24,216	**105,659**		**105,659**
Mary M. ("Mindy") McPheeters	1,605	2,878	9,583	**14,066**	2,778	**16,844**
Terry J. George	8,527	1,957	11,289	**21,773**	11,647	**33,420**
Kevin Matthies	24,708	2,324	13,973	**41,005**	9,807	**50,812**
Scott M. McLarty	12,095	1,916	13,290	**27,301**	9,575	**36,876**
All directors and executive officers as a group (20 persons)	544,176	51,933	392,115	**988,224**	235,394	**1,223,618**

(1) For directors: includes unvested time-based restricted stock awards but excludes RSUs. RSUs do not confer voting rights until they are delivered upon the director's departure, as described in footnote (2) below. For executive officers: includes unvested time-based and performance-based restricted stock awards that are forfeitable until the vesting date or performance certification date, as applicable. Performance-based restricted stock awards are included in the table at target amounts. This column does not include any time-based or performance-based restricted stock units as they do not confer voting rights. However, Mr. Hawkins time-based restricted stock units are included as described in footnote (4) below, does not.

(2) For directors: RSUs vest after one year of service as a director. However, RSUs are not payable until the director's termination of service. At such time, the RSUs will be delivered, at the Board's option, in cash or shares of Common Stock based on the market value of Common Stock upon termination of service. All RSUs reflected are currently vested except for 11,133 RSUs held by Ms. Esteves. For executives: reflects time-based restricted stock units granted on February 26, 2021, that vest in three annual increments beginning on February 26, 2022. Does not include performance-based restricted stock units granted in 2021 as the pricing for the awards was not available at the time this Proxy Statement was finalized.

(3) Mr. Garcia was appointed to the position of Senior Vice President and Chief Financial Officer on January 9, 2019, and resigned from the position on January 29, 2020. For Mr. Garcia, values shown assume no transactions have taken place after Mr. Garcia's receipt of severance benefits following his resignation.

(4) Mr. Hawkins reached retirement eligibility for time-based restricted stock awards and restricted stock units in 2020 and, accordingly, all outstanding time-based restricted stock and restricted stock unit awards are included under the "Common Stock Beneficially Owned" column.

(5) Excludes 16,023 phantom stock units that Mr. Pilla is entitled to receive upon his retirement from the Company under the frozen Supplement Executive Retirement Plan.

Beneficial Ownership of Major Stockholders

The following table sets forth information with respect to beneficial owners of more than 5% of the Common Stock as of March 2, 2021. The information set forth below is based on ownership statements filed with the SEC pursuant to Section 15(d) or 13(g) of the Exchange Act.

Name	Amount of Shares Beneficially Owned	Percentage of Common Stock	Sole Voting Shares	Shared Voting Shares	Sole Investment Shares	Shared Investment Shares
The Vanguard Group[1] 100 Vanguard Blvd. Malvern, PA 19355	8,985,555	8.51%		68,726	8,836,800	148,755
Blackrock, Inc.[2] 55 E. 52nd St. New York, NY 10005	5,489,962	5.2%	5,107,504		5,489,962	
Scopia Capital Management LP[3] Scopia Management, Inc. Matthew Sirovich Jeremy Mindich 152 West 57th St., 33rd Floor New York, NY 10019	5,822,699	5.5%	94,000	5,728,699	94,000	5,728,699

(1) Information is based on an amended Schedule 13G filed with the SEC on February 10, 2021.

(2) Information is based on an amended Schedule 13G filed with the SEC on February 1, 2021.

(3) Information is based on a Schedule 13G filed with the SEC on February 16, 2021.

Delinquent Section 16(a) Reports

To the Company's knowledge, based solely on a review of reports filed under Section 16(a) of the Exchange Act and certain reporting persons' written representations, the Company believes that all filings required to be made by reporting persons holding the Common Stock were timely filed in accordance with Section 16(a) of the Exchange Act in 2020 except for Mr. Hawkins' Form 4 due on March 15, 2020, which was Mr. Hawkins' 62nd birthday and the date the Company was required to dispose of shares for tax purposes with respect to Mr. Hawkins' unvested time-based restricted stock awards. The filing was missed due to an administrative error. A Form 5 was filed with the SEC on January 29, 2021, to report the transactions.

PROPOSAL 2 ADVISORY VOTE ON COMPENSATION OF NAMED EXECUTIVE OFFICERS

Overview

In accordance with Section 14A of the Exchange Act, stockholders are being asked to approve, on an advisory basis, the compensation of the named executive officers, or NEOs, as set forth under the heading "Compensation Discussion and Analysis." This vote, which is referred to as the "say-on-pay" vote, is not intended to address any specific item of compensation, but rather the overall compensation of the Company's NEOs and the objectives, policies, and practices described in this Proxy Statement. We conduct a say-on-pay vote annually. The Board believes that executive compensation, as disclosed in this Proxy Statement, aligns with the Company's peer group pay practices and furthers the Company's compensation objectives.

Accordingly, the Board asks the Company's stockholders to vote "**FOR**" the following resolution at the Annual Meeting:

"RESOLVED, that the Company's stockholders approve, on an advisory basis, the compensation of the named executive officers, as disclosed by the Company pursuant to the compensation disclosure rules of the SEC, including the Compensation Discussion and Analysis, the Summary Compensation Table, and other related tables and disclosures."

The Board and Compensation Committee will review the voting results of Proposal 2 and take them into consideration when making future decisions regarding executive compensation.

Voting Standard

The affirmative vote of a majority of stockholders present, in person or by proxy, will constitute the stockholders' non-binding approval with respect to Proposal 2. With respect to Proposal 2, a stockholder may vote "FOR," "AGAINST," or "ABSTAIN." Abstentions and broker non-votes will be counted as present at the Annual Meeting and, therefore, they will have the effect of votes "AGAINST" Proposal 2.

Under the NYSE rules, brokers are prohibited from giving proxies to vote on executive compensation matters unless the beneficial owner of such shares has given voting instructions on the matter. This means that, if your broker is the record holder of your shares, you must give voting instructions to your broker with respect to Proposal 2 if you want your broker to vote your shares on the matter.

⊘ **The Board recommends you vote FOR the resolution approving the compensation of our named executive officers.**

COMPENSATION DISCUSSION AND ANALYSIS

Our 2020 Named Executive Officers

The following Compensation Discussion and Analysis describes the 2020 compensation of our NEOs. Our 2020 NEOs were:

Thomas C. Gentile III	President and CEO
Mark J. Suchinski	Senior Vice President and Chief Financial Officer
Jose I. Garcia*	Former Senior Vice President and Chief Financial Officer (through January 29, 2020)
Samantha J. Marnick	Executive Vice President and Chief Operating Officer
Duane F. Hawkins	Senior Vice President; President, Defense Division
William E. Brown	Senior Vice President, Boeing Programs
John A. Pilla*	Former Senior Vice President and Chief Technology Officer (through August 1, 2020)

*   Mr. Garcia resigned on January 29, 2020, and Mr. Pilla stepped down from his role on August 1, 2020.

Compensation Overview

Our Compensation Objectives

The Company's executive compensation program is designed to:



ATTRACT, RETAIN, AND MOTIVATE HIGHLY QUALIFIED EXECUTIVE OFFICERS

Deliver compensation that is market-competitive and designed to retain qualified, experienced, and motivated executives in the competitive aerospace and defense industry.

PAY FOR PERFORMANCE

Variable compensation motivates executives to perform. Accordingly, a substantial portion of total compensation should be variable and deliver rewards based on Company and individual performance.

ALIGN INTERESTS OF EXECUTIVE OFFICERS WITH THOSE OF THE COMPANY'S STOCKHOLDERS

Metrics for determining performance should be aligned to the Company's performance and the creation of stockholder value. Variable compensation should focus on the achievement of performance targets that matter to our stockholders and other stakeholders.

ENSURE COMPENSATION DOES NOT ENCOURAGE INAPPROPRIATE RISK-TAKING

Mitigate risk-taking by balancing short- and long-term incentives, placing caps on potential payments, incorporating challenging performance goals, diversifying the metrics we use to measure performance, enforcing our stock ownership requirements, and maintaining our clawback policies.

Setting Target Pay

The Compensation Committee reviews and approves the target pay levels for our NEOs with respect to salary, our annual cash incentive, and our long-term incentives. In setting these levels, the Compensation Committee works with management and external advisors, including our independent compensation consultant, Willis Towers Watson, and reviews the following:

- the Company's compensation objectives;
- peer group compensation levels and broad survey data provided by the Compensation Committee's independent compensation consultant, along with other market data;
- the individual responsibilities, goals, and challenges with respect to the position in question; and
- the experience, prior performance, and potential of the individual in question.

The Company generally sets total annual direct compensation (consisting of base salary, the annual cash incentive, and long-term incentives) of the NEOs at a target level that is at or around the market median, subject to individual circumstances and exceptions. Additional information about the Company's peer group and compensation-setting process can be found under "The Compensation Decision-Making Process" and "Benchmarking" sections.

How We Align Pay with Performance

⊘ Substantial portion of pay is delivered through variable, at-risk compensation. For either short- or long-term incentives, executive officers have the opportunity to earn in excess of market median levels when performance exceeds expectations. Conversely, if performance falls below expectations, the incentives pay below target levels, if at all.	⊘ Use balance of short- and long-term incentives and cash- and non-cash compensation.
⊘ Use performance metrics that are relevant to our strategic plan and matter to our stockholders, customers, and other stakeholders. See "Our Pay Metrics" for more information.	⊘ Performance goals are relevant, challenging, and tied to key measures of profitability and performance. See "Our Pay Metrics" for more information.

Our Pay Metrics

The table below explains the metrics we used to measure performance for determining 2020 compensation. Goals are established with the expectation that, if performance is aligned with our operating plans, target payout should be achieved. To obtain maximum goals, performance would have to exceed our plans significantly. We expect that achievement of both maximum performance and below threshold performance will be infrequent.

Program	Metric	Percentage of Component	How Performance is Calculated	Reason for Using Metric
Annual Cash Incentive - Company Performance Component (75-80% of total ACI)	Cash from Operating Activities	40%	Cash from operating activities in accordance with U.S. Generally Accepted Accounting Principles ("GAAP"), measured over a one-year period. Threshold, target, and maximum scores for 2020 were set at ($227 million), ($177 million), and ($127 million), respectively.	This metric measures both profitability and changes in working capital. Due to the impacts from the B737 MAX grounding and COVID-19 pandemic in 2020, managing cash and liquidity were a key focus.
	Indirect Cost	30%	This metric measures reduction of indirect costs (which are generally less variable than direct costs) in response to lower production rates over a one-year period. Threshold, target, and maximum scores for 2020 were set at $1.353 billion, $1.303 billion, and $1.245 billion, respectively.	The B737 MAX grounding and COVID-19 pandemic created unprecedented liquidity challenges for the Company. Lowering indirect costs removed from the production line was critical to conserve cash and preserve liquidity in 2020.
	New Revenue Growth	15%	Performance is calculated based on new revenue growth from inorganic and organic sources. Threshold, target, and maximum scores for 2020 were set at $927 million, $982 million, and $1,037 million, respectively.	The Company's strategy is to diversify its program portfolio and expand into new areas, including with respect to commercial programs, defense programs, aftermarket, and other areas. This metric measures the Company's ability to diversify.
	Quality	15%	Spirit's quality index was developed using established measures our main customers use to evaluate Spirit's quality performance across programs. Examples of quality measures used are defect count, and scrap, repair, and rework of fabricated parts and/or assemblies.	Quality is the main way our customers measure our compliance with product specifications. The success and growth of our business depends on meeting our customers' quality standards.
Annual Cash Incentive - Individual Performance Component (20-25% of total ACI)	Individual Performance Goals	100%	Achievement of individual performance goals relevant to each NEO's assignment.	To further incentivize personal performance and contributions to the Company's financial and operating results.
Long-Term Incentive Program (Total Award Opportunity)	Stock Price (Time-Based Restricted Stock)	60%	Calculated using a dollar amount, which results in a number of shares based on the price of the Common Stock. The value received upon vesting is directly related to the change in the stock price between the grant and vesting dates.	This metric ties performance of executives' restricted stock awards directly to stock price performance, thus aligning the interests of executives and stockholders.
	TSR (Performance-Based Restricted Stock)	20%	Performance is measured based on the ranking of the Company's TSR, expressed as a percentile, relative to the TSR of the Company's peer group over a three-year performance period as compared to threshold, target, and maximum performance goals.	This metric ties executive interests to stockholder interests and aligns with market trends.
	FCF Percentage* (Performance-Based Restricted Stock)	20%	Performance is measured based on the Company's FCF percentage of revenue* over a three-year performance period as compared to threshold, target, and maximum performance goals.	This metric is used to align long-term incentives with a key valuation driver of our business, which is FCF.* A percentage of sales is used to drive sustained FCF* performance consistent with our established long-term goal of 7-9% of sales; hence, the measurement is over a three-year period.

*   Please see *Appendix A* for an explanation and reconciliation of these non-GAAP measures.

2020 Compensation Impacts Due to B737 MAX Grounding and COVID-19 Pandemic

The Company took several actions in 2020 to reduce costs, increase liquidity, and strengthen our financial position in light of the significant negative economic impacts of the COVID-19 pandemic and the B737 MAX grounding. Compensation-related actions included reducing pay for all executives (including NEOs) by 20% from April 2020 through January 2021. The reduced salary levels resulted in reduced payouts under the 2020 ACI (defined below).

Further, due to the financial impact of the B737 MAX grounding and COVID-19 pandemic, the performance-based restricted stock awards granted in 2018 that were due to vest on December 31, 2020, subject to the Compensation Committee's certification of performance, were forfeited in their entirety as performance levels fell below threshold.

Values of vested and unvested equity awards were negatively impacted as well. As of December 2, 2019, the closing stock price of the Company's Common Stock was $85.78. On May 1, 2020, the closing price of the Company's Common Stock was $20.47. On December 31, 2020, the closing price of the Company's Common Stock was $39.09.

2020 Compensation Program Elements

There are three major components to the Company's compensation program for NEOs, which are described below. Levels for NEOs are set as described under "Compensation Overview - Setting Target Pay."

Base Salary

Base salary is a fixed cash amount designed to attract, retain, and motivate executive officers, and recognize responsibilities, experience, and performance. The Company reviews each NEO's base salary annually in January (and as circumstances or changes in responsibilities may require) and makes appropriate adjustments to account for performance, additional responsibilities, and market movement. Base salary is paid in cash bi-weekly. Due to liquidity pressures relating to the B737 Max grounding and COVID-19 pandemic, each NEO's salary was reduced by 20% in April 2020. The salary reductions continued until January 4, 2021.

Annual Cash Incentive

The Annual Cash Incentive ("ACI") is an annual cash award granted under the OIP. Each individual receives a total target ACI that is equal to a percentage of his or her total base salary. For 2020, this target amount was equal to 145% of base salary for Mr. Gentile, 100% of base salary for Mr. Suchinski, Ms. Marnick, Mr. Hawkins, and Mr. Pilla, and 85% of base salary for Mr. Brown.

Payout of the ACI depends on the attainment of individual and Company performance goals. Depending on the level of performance achieved, payout can be between 0 and 200% of target. The objectives of the ACI are to support our pay-for-performance philosophy, align the awards with stockholder interests, and motivate executives to achieve the Company's near-term focus on safety, quality, delivery, and customer focus that drives the Company's long-term performance.

The performance weightings for the NEOs' ACIs are as follows:

- CEO: 80% Company performance; 20% individual performance; and
- For all NEOs other than the CEO ("Other NEOs"): 75% Company performance; 25% individual performance.

With respect to the measurement of the performance components, the Compensation Committee used a scoring scale of 0.0 to 2.0, with 0.0 for unacceptable performance and 2.0 for exceptional performance. Payout of the ACI is in cash and typically occurs in February of each year (after the Compensation Committee certifies performance in January).

2020 Company Performance

For the 2019 ACI, the Company performance component was based on FCF (50%), earnings before taxes and interest (as adjusted) ("EBIT") (30%), and revenue (20%), as further disclosed in last year's proxy statement. In light of impacts of the B737 MAX grounding and COVID-19 pandemic, the Company was unable to create a meaningful outlook for FCF, EBIT, and revenue for 2020 and, accordingly, revised the Company performance component metrics in order to incentivize our employees to perform toward meaningful and calculable goals.

After an intensive review of metrics used by peer companies and companies in our industry, and consultation with our independent compensation consultant, the Compensation Committee modified the Company performance component metrics for 2020 to be based on GAAP Cash from Operating Activities (40%), Indirect Cost (30%), Quality (15%), and New Revenue Growth (15%). The reasons for each of these metrics is described under "Our Pay Metrics."

In 2020, the Company fell below threshold performance goals for both Cash from Operating Activities and New Revenue Growth. For Quality, the Company scored a 1.85 out of 2.00, and for Indirect Cost, the Company exceeded its maximum performance goal at $1.172 billion. As a result, the Compensation Committee determined a 0.8775 total score had been achieved with respect to Company performance, out of a potential score of 2.00. The following table summarizes the Company's actual performance relative to the Company's threshold, target, and maximum performance goals for 2020.

2020 ACI Company Metrics Performance

Measure	Weighting	Threshold	Target	Maximum	Actual Result	Assessment	Weighted Score
Cash from Operating Activities	40%	($227 million)	($177 million)	($127 million)	**($658 million)**	**Below Threshold**	0.0000
Indirect Cost	30%	$1.353 billion	$1.303 billion	$1.245 billion	**$1.172 billion**	**Exceeded Maximum**	0.6000
New Revenue Growth	15%	$927 million	$982 million	$1.037 billion	**$927 million**	**Below Threshold**	0.0000
Quality	15%	0.5	1	2	**1.85**	**Between Target and Maximum**	0.2775

Individual Performance

The individual performance component of the ACI is intended to further align executive compensation with performance in the Company's focus areas in any given year by establishing relevant individual performance metrics that relate to each NEO's assignments. This component was scored based on the achievement of such individual performance goals. Individual scores were calibrated to the Company's score.

To determine the score for Mr. Gentile, the Compensation Committee reviewed his annual performance and personal contributions to the Company's financial and operating results. With respect to the Other NEOs, the Compensation Committee first considered Mr. Gentile's report and recommendation with respect to each person's performance and score. Subsequently, the Compensation Committee conducted a review of each NEO's contributions to the Company during the fiscal year. With respect to 2020 performance, the NEOs received the following individual performance scores out of a potential total score of 2.00: Gentile: 0.8755, Suchinski: 0.9250, Marnick: 0.9600, Hawkins: 0.8775, and Brown: 0.7900. Mr. Pilla's ACI payment was based solely on the Company performance component per the Pilla Agreement (as defined below).

Descriptions of the NEOs' 2020 individual performance contributions are set forth in "2020 NEO Performance and Compensation Decisions."

2020 ACI Payouts

The formula for determining the 2020 ACIs and the resulting payouts are reflected in the table below.

NEO	Base Salary ($) [1]	×	Target (Percentage of Base Salary) [2] (%)	=	Target Award ($)	×	Company Performance (80% weighting for CEO; 75% weighting for Other NEOs) [3]	+	Individual Performance (20% weighting for CEO; 25% weighting for Other NEOs) [4]	=	2020 Total Payout ($)
Thomas C. Gentile III	1,108,552		145		1,607,400		0.702		0.176		1,410,494
Mark J. Suchinski	414,481		99		408,934		0.658		0.231		363,696
Samantha J. Marnick	493,025		100		493,025		0.658		0.225		442,799
Duane F. Hawkins	456,212		100		456,212		0.658		0.219		400,326
William E. Brown	401,683		85		341,431		0.657		0.214		292,137
John A. Pilla [5]	405,048		100		405,048		N/A		N/A		355,429

(1) Represents weighted-average base salary that takes into account salary changes in 2020, including the 20% salary reduction in place from April 2020 through January 2021.

(2) With respect to Mr. Suchinski, represents a weighted-average target that takes into account his target change in 2020 (actual number was 98.662).

(3) Reflects a Company score of 0.8775 multiplied by the weighting percentage (scores are rounded) for all except Mr. Pilla.

(4) Reflects individual performance scores multiplied by the weighting percentage (scores are rounded) for all except Mr. Pilla.

(5) Mr. Pilla's ACI was 100% based on the Company performance component per the Pilla Agreement (as defined below).

Based on Company and individual performance results, the Compensation Committee believes the 2020 NEO ACIs were appropriate and achieved the objectives of the executive compensation program. While the ACIs were earned based on performance in 2020, they were paid out in February 2021. The ACI payouts are reported as 2020 compensation in the "Non-Equity Incentive Plan Compensation" column of the "Summary Compensation Table."

Long-Term Incentives

Long-term incentives are an important component of compensation, as they help retain, motivate, and reward executives with respect to long-term performance, align executives' interests with stockholders' interests, and promote stock ownership. Long-term incentives are delivered under the Company's Long-Term Incentive Plan (the "LTIP") under the OIP. In January of each year, the Compensation Committee selects eligible individuals to receive such awards and approves the nature and amount of each award. Awards are granted and priced on the third trading day following the Company's next earnings release. For 2020, each NEO received an annual target LTIP award equal to the percentage of his or her total base salary on the grant date of the award as provided in the table below:

NEO	Base Salary on Grant Date ($)	x	Target (Percentage of Base Salary) (%)	=	Target Award ($)
Thomas C. Gentile III	1,300,000		550		7,150,000
Mark J. Suchinski	500,000		175		875,000
Samantha J. Marnick	550,000		215		1,182,500
Duane F. Hawkins	535,000		230		1,230,500
William E. Brown	470,000		170		799,000
John A. Pilla	475,000		190		902,500

Time-Based Restricted Stock

In 2020, 60% of the target LTIP award amount was delivered in the form of a time-based restricted stock ("Time-Based Restricted Stock") award vesting in three equal installments on each of the first, second, and third anniversaries of the grant date, subject to the recipient being employed by the Company on the vesting date (subject to alternative vesting arrangements upon death, disability, retirement eligibility, or a qualifying termination in connection with a change-in-control as described under "Potential Payments Upon Termination or Change-in-Control"). The Compensation Committee grants Time-Based Restricted Stock awards to assist in retaining NEOs and increase their stock ownership, which further aligns our NEOs' interests with those of stockholders. Dividends on Time-Based Restricted Stock awards accrue from the grant date and are not paid out until the vesting date. If the underlying award is forfeited, the accrued dividends are forfeited as well.

Performance-Based Restricted Stock Tied to Total Stockholder Return

In 2020, 20% of the target LTIP award amount was delivered in the form of a performance-based restricted stock ("Performance-Based Restricted Stock") award tied to TSR. Payout of the award is based on the ranking of the Company's TSR, expressed as a percentile, relative to the TSR of a group of the Company's peers over a three-year performance period, as compared to threshold, target, and maximum performance goals. Participants are initially granted a number of unvested shares equal to the number of shares to which the participant would be entitled upon achievement of the target performance goal. The table below sets forth these performance goals and vesting percentages:

		Threshold[1]	Target	Maximum
Performance Goal	Percentile Ranking in Peer Group	25th	50th	90th
Vesting Percentage	(% of Target Award)	25%	100%	200%

(1) If performance is below threshold, payout is zero.

For grants made in 2020, the performance period runs from January 1, 2020, to December 31, 2022, and the vesting of the awards is dependent upon the Compensation Committee's certification of the performance goal being achieved (which typically occurs in January following the end of the performance period). An individual must be continuously performing services (or deemed to be continuously performing services) throughout the entire performance period, or none of the award will be earned (subject to alternative vesting arrangements upon death, disability, retirement eligibility, or a qualifying termination in connection with a change-in-control as described under "Potential Payments Upon Termination or Change-in-Control").

For grants made in 2020, the TSR for the Company and each member of its peer group for the performance period will be determined by calculating the percentage increase in the dividend-adjusted average closing share price for the 20 trading days ending December 31, 2019, and the 20 trading days ending December 31, 2022. If the Company's TSR percentile ranking falls between the threshold and the target performance goals or the target and the maximum performance goals, the percentage of the award that a participant will receive is interpolated on a straight-line basis. If the Company's TSR percentile ranking is below the threshold performance goal, the participant will not be entitled to any vested shares, and if the Company's TSR percentile ranking is equal to or higher than the maximum performance goal, the participant will be entitled to a number of vested shares equal to 200% of the target award. If the Company's TSR is negative, payout is capped at 100% regardless of percentile ranking. The Compensation Committee may apply negative discretion to the award payout. Dividends on Performance-Based Restricted Stock awards tied to TSR are not paid until the award vests.

Performance-Based Restricted Stock Tied to FCF Percentage*

In 2020, 20% of the target LTIP award amount was delivered in the form of a Performance-Based Restricted Stock award tied to FCF Percentage.* Payout of the award is based on the Company's FCF as a percentage of revenue* over a three-year performance period as compared to threshold, target, and maximum performance goals. FCF Percentage* is a measure of long-term cash generation driven by increasing revenue, reducing costs, improving productivity, and efficiently using capital. Participants are initially granted a number of unvested shares equal to the number of shares to which the participant would be entitled on achievement of the target performance goal. The table below sets forth these performance goals and vesting percentages:

		Threshold[1]	Target	Maximum
Performance Goal	FCF Percentage*	7.0%	7.75%	9.0%
Vesting Percentage	(% of Target Award)	25%	100%	200%

(1) If performance is below threshold, payout is zero.

For grants made in 2020, the performance period runs from January 1, 2020, to December 31, 2022, and the vesting of the awards is dependent on the Compensation Committee's certification of the performance goal being achieved (which typically occurs in January following the end of the performance period). An individual must be continuously performing services (or deemed to be continuously performing services) through the entire performance period, or none of the award will be earned (subject to alternative vesting arrangements upon death, disability, retirement eligibility, or a qualifying termination in connection with a change-in-control as described under "Potential Payments Upon Termination or Change-in-Control").

FCF Percentage* will be calculated on a cumulative basis over a three-year period (total FCF* over three years divided by total revenue over three years). If the calculated percentage falls between the threshold and the target performance goals or the target and the maximum performance goals, the percentage of the award that a participant will receive is interpolated on a straight-line basis. If the Company's percentage is below the threshold performance goal, the participant will not be entitled to any vested shares, and if the Company's percentage is equal to or greater than the maximum performance goal, the participant will be entitled to a number of vested shares equal to 200% of the target award. The Compensation Committee may apply negative discretion to the award payout. Dividends on Performance-Based Restricted Stock awards tied to FCF Percentage* are not paid until the award vests.

*For an explanation and reconciliation of FCF and Percentage, please see *Appendix A.*

Changes for 2021 Executive Compensation

A summary of the significant changes approved by the Compensation Committee for the 2021 executive compensation program appears below.

Compensation Element	Change	Reason
Salary	Restored 20% salary reductions to full pay effective January 4, 2021.	To appropriately compensate executive officers for their roles and performance after working to stabilize liquidity in 2020.
Annual Cash Incentive	Modifying Company performance goals to be based on Adjusted Net Debt (40%), Operating Cost (30%), New Revenue Growth (15%), and Quality (15%).	Reducing net debt is a key objective and indicator to improve financial stability, return to investment grade, and reduce borrowing costs; controlling operating costs is key to demonstrating discipline and progress to achieving continuous margin improvement; new revenue growth and quality continue to be a focus for the reasons described under "Pay Metrics" above.
Long-Term Incentives	Reduce maximum TSR performance goal from 90th percentile to 75th percentile.	To better align award with market practices.
	Performance-based component of award will be 100% based on TSR.	More objective and visible measure of performance against peer group, which will incentivize executives to perform.
	Minor peer group changes to TSR group.	To reflect acquisitions and additional appropriate peer companies.

Vested Performance-Based Restricted Stock Awards Granted in 2017

Two types of Performance-Based Restricted Stock awards vested and were delivered in 2020. The first type of award was tied to TSR, and payout of the award was based on the ranking of the Company's TSR, expressed as a percentile, relative to the TSR of a group of the Company's peers over a three-year performance period from January 1, 2017, to December 31, 2019, as compared to threshold, target, and maximum performance goals. On January 21, 2020, the Compensation Committee certified performance of the award at a percentile rank of 58th within the peer group. As a result, the award paid out at 120% (entirely in Common Stock), as demonstrated in the table below:

	Threshold	Target	Maximum	2017 PB-TSR Actual Performance
Performance Goal (Percentile Ranking in Peer Group)	25th	50th	90th	**58th**
Vesting Percentage (% of Target Award)	25%	100%	200%	**120%**

The second type of Performance-Based Restricted Stock award that vested in 2020 was tied to FCF Percentage.* Payout of the award was based on the Company's FCF* as a percentage of revenue over a three-year performance period from January 1, 2017, to December 31, 2019, as compared to threshold, target, and maximum performance goals. On January 21, 2020, the Compensation Committee certified performance of the award at 7.82%, which reflected an adjustment to FCF* for the return of a cash payment of $236 million received from Boeing associated with the B787 interim pricing agreement. While the Company generally intends to base FCF Percentage* on FCF* as opposed to Adjusted FCF,* an adjustment was appropriate in this circumstance as the Company excluded the receipt of the cash payments from Boeing in 2015 ($192 million) and 2016 ($43 million) from its applicable FCF* performance determination. As a result, the award paid out at 200% (entirely in stock), as demonstrated in the table below:

	Threshold	Target	Maximum	2017 PB-FCF Actual Performance
Performance Goal FCF Percentage*	6.0%	6.7%	7.4%	**7.82%**
Vesting Percentage (% of Target Award)	25%	100%	200%	**200%**

*   For an explanation and reconciliation of FCF Percentage and other non-GAAP measures, please see Appendix A.

Forfeited Performance-Based Restricted Stock Awards Granted in 2018

Two types of Performance-Based Restricted Stock awards were to vest and be delivered in 2021. The first type of award was tied to TSR and calculated consistent with the award granted in 2017 over a three-year performance period from January 1, 2018, to December 31, 2020, as compared to threshold, target, and maximum performance goals. On January 26, 2021, the Compensation Committee certified performance of the award below the threshold goal at the 7th percentile of the peer group. As a result, the award did not pay out and was forfeited, as demonstrated in the table below:

	Threshold	Target	Maximum	2018 PB-TSR Actual Performance
Performance Goal (Percentile Ranking in Peer Group)	25th	50th	90th	**7th**
Vesting Percentage (% of Target Award)	25%	100%	200%	**0%**

The second type of Performance-Based Restricted Stock award that vested in 2020 was tied to FCF Percentage* over a three-year performance period from January 1, 2018, to December 31, 2020, as compared to threshold, target, and maximum performance goals. On January 26, 2021, the Compensation Committee certified performance of the award below the threshold goal at 1.8%. As a result, the award did not pay out and was forfeited, as demonstrated in the table below:

	Threshold	Target	Maximum	2018 PB-FCF Actual Performance
Performance Goal FCF Percentage*	6.0%	6.7%	7.4%	**1.8%**
Vesting Percentage (% of Target Award)	25%	100%	200%	**0%**

*   For an explanation and reconciliation of FCF Percentage and other non-GAAP measures, please see *Appendix A*.

2020 NEO Performance and Compensation Decisions

Discussion below excludes Mr. Garcia as he resigned on January 29, 2020.

Mr. Gentile, President and Chief Executive Officer

- 2020 Performance: Mr. Gentile's 2020 individual performance met expectations for compensation purposes. He continued the Company's diversification and growth strategy with the FMI acquisition and acquisition of select assets of Bombardier aerostructures and aftermarket business, and by securing new work content from current and new customers. Mr. Gentile also successfully led the Company through important customer negotiations, the B737 MAX grounding, supply chain risks, and safety improvements.

- 2020 Compensation Decisions:
  - Salary: Mr. Gentile's salary remained at $1,300,000. His 2020 salary was affected by a 20% reduction due to impacts from the COVID-19 pandemic and B737 MAX grounding.
  - Annual Cash Incentive: No changes were made to Mr. Gentile's target of 145% of base salary during 2020. In January 2021, based on a review of Mr. Gentile's and the Company's performance during 2020, the Compensation Committee approved an ACI payout of $1,410,494.
  - Long-Term Incentives: No changes were made to Mr. Gentile's target of 550% during 2020. In February 2020, Mr. Gentile was granted awards with an aggregate grant date fair value of $7,150,082. Aggregate grant date fair values were determined as set forth in the "Summary Compensation Table."

Mr. Suchinski, Senior Vice President and Chief Financial Officer

- 2020 Performance: Mr. Suchinski's 2020 individual performance exceeded expectations. He led over $3 billion in liquidity actions and over $1 billion in annualized cost reductions compared to 2019, to end the year with a cash balance of $1.873 billion, providing Spirit increased flexibility and liquidity to manage through challenges related to the COVID-19 pandemic.

- 2020 Compensation Decisions:
  - Salary: Mr. Suchinski was promoted to the position of Senior Vice President and Chief Financial Officer on January 29, 2020. His base salary was set at $500,000. His 2020 salary was affected by a 20% reduction due to impacts from the COVID-19 pandemic and B737 MAX grounding. On January 26, 2021, Mr. Suchinski's base salary was increased to $525,000 based on his performance and a review of peer and broad-based compensation for similar positions.
  - Annual Cash Incentive: After his promotion on January 29, 2020, no changes were made to Mr. Suchinski's target of 100% of base salary during 2020. In January 2021, based on a review of Mr. Suchinski's and the Company's performance during 2020, the Compensation Committee approved an ACI payout of $363,696.
  - Long-Term Incentives: On January 29, 2020, Mr. Suchinski's target was set at 175% of his base salary for 2020. In February 2020, Mr. Suchinski was granted awards with an aggregate grant date fair value of $875,064. Aggregate grant date fair values were determined as set forth in the "Summary Compensation Table." On January 26, 2021, Mr. Suchinski's target was raised to 200% of his base salary based on his performance and a review of peer and broad-based compensation for similar positions.

Ms. Marnick, Executive Vice President and Chief Operating Officer

- 2020 Performance: Ms. Marnick's 2020 individual performance exceeded expectations. She continued to advance the Company's growth strategy through closing on the acquisitions of FMI and Bombardier's sites in Texas, Morocco, and Northern Ireland. Ms. Marnick led the successful unification of the previously separate supply chain and fabrication organizations to a unified make/buy organization, enabling improved risk mitigation and value capture throughout the unprecedented challenges of 2020. She reduced spend on indirect costs across the enterprise, delivered new business wins, and achieved significant labor relations results with the early negotiation of the Wichita IAM contract.

- 2020 Compensation Decisions:
  - Salary: Ms. Marnick's salary began 2020 at $550,000. On July 28, 2020, Ms. Marnick was promoted from Executive Vice President and Chief Administration Officer and Strategy, to Executive Vice President and Chief Operating Officer. In connection with the promotion, her base salary was increased to $620,000 effective July 28, 2020. Ms. Marnick's 2020 salary was affected by a 20% reduction due to impacts from the COVID-19 pandemic and B737 MAX grounding. On January 26, 2021, Ms. Marnick's base salary was increased to $650,000 based on her performance and a review of peer and broad-based compensation for similar positions.
  - Annual Cash Incentive: No changes were made to Ms. Marnick's target of 100% of base salary during 2020. In January 2021, based on a review of Ms. Marnick's and the Company's performance during 2020, the Compensation Committee approved an ACI payout of $442,799.
  - Long-Term Incentives: Ms. Marnick began 2020 with a target of 215% of base salary. In February 2020, Ms. Marnick was granted awards with an aggregate grant date fair value of $1,182,567. Aggregate grant date fair values were determined as set forth in the "Summary Compensation Table." With Ms. Marnick's promotion to Executive Vice President and Chief Operating Officer, Ms. Marnick's target was raised to 230% of her base salary, effective July 28, 2020, which was after the grant date of the 2020 long-term incentives and, accordingly, did not impact the grant amount.

Mr. Hawkins, Senior Vice President; President, Defense Division of Spirit AeroSystems, Inc.

- 2020 Performance: Mr. Hawkins' 2020 individual performance met expectations. He successfully completed the development and integration of a comprehensive defense and fabrication business while executing superior performance of existing programs. He made significant progress on growing both businesses by expanding work on existing programs, new business wins, and established a healthy new business backlog. He successfully shaped and built strong relationships and increased Spirit's brand awareness with key strategic customers and stakeholders, including defense primes and Congressional delegation leadership. He led the first defense acquisition and integration of FMI, combining strong material systems and industrialization capability to strategically position Spirit for high priority defense programs.

- 2020 Compensation Decisions:
  - Salary: Mr. Hawkins' salary remained at $535,000. His 2020 salary was affected by a 20% reduction due to impacts from the COVID-19 pandemic and B737 MAX grounding.
  - Annual Cash Incentive: No changes were made to Mr. Hawkins' target of 100% of base salary during 2020. In January 2021, based on a review of Mr. Hawkins' and the Company's performance during 2020, the Compensation Committee approved an ACI payout of $400,326.
  - Long-Term Incentives: No changes were made to Mr. Hawkins' target of 230% of base salary in 2020. In February 2020, Mr. Hawkins was granted awards with an aggregate grant date fair value of $1,230,597. Aggregate grant date fair values were determined as set forth in the "Summary Compensation Table."

Mr. Brown, Senior Vice President, Boeing Programs

- 2020 Performance: Mr. Brown's 2020 individual performance met expectations. The combined impact of the B737 MAX grounding and COVID-19 had an outsized impact on Spirit's Boeing program performance in 2020. Mr. Brown led Spirit through multiple production rate changes throughout the year on all Boeing programs. Additionally, to facilitate the Company's overall cash position, Mr. Brown successfully negotiated a cash advance and payment deferments with Boeing. As the Company prepares to emerge stronger in 2021, Mr. Brown also led the initial phases of transforming the B737 production system by advancing critical projects in improved factory flow, automation, digitization, workforce training, and supplier health.

- 2020 Compensation Decisions:
  - Salary: Mr. Brown's salary remained at $470,000. His 2020 salary was affected by a 20% reduction due to impacts from the COVID-19 pandemic and B737 MAX grounding.

  - Annual Cash Incentive: No changes were made to Mr. Brown's target of 85% of base salary during 2020. In January 2021, based on a review of Mr. Brown's and the Company's performance during 2020, the Compensation Committee approved an ACI payout of $292,137.

  - Long-Term Incentives: No changes were made to Mr. Brown's target of 170% of base salary during 2020. In February 2020, Mr. Brown was granted awards with an aggregate grant date fair value of $799,042. Aggregate grant date fair values were determined as set forth in the "Summary Compensation Table."

Mr. Pilla, Former Senior Vice President and Chief Technology Officer

- 2020 Performance and Retirement Agreement: Mr. Pilla's 2020 individual performance met expectations. While in the Senior Vice President and Chief Technology Officer role, Mr. Pilla executed multiple plans and initiatives for our information technology and research and technology functions, and supported program and mergers and acquisition activity that broadened Spirit's footprint globally. Mr. Pilla also provided leadership and staffing to build up Spirit's defense presence. On July 28, 2020, Mr. Pilla announced his retirement as Senior Vice President and Chief Technology Officer, effective August 1, 2020. On July 29, 2020, the Company and Mr. Pilla entered into a Retirement Agreement and General Release (the "Pilla Agreement"). Under the terms of the Pilla Agreement, effective August 1, 2020, Mr. Pilla stepped down from his position and became a Senior Advisor to the Company; such position will continue until July 1, 2021, when he will formally retire from the Company (the "Retirement Date"). For a period of 13 months following the Retirement Date, Mr. Pilla will provide consulting and transition services to the Company. The Pilla Agreement is described further in "Summary Compensation Table - Employment and Separation Agreements."

- 2020 Compensation Decisions:
  - Salary: Mr. Pilla's salary remained at $475,000 (and will remain at such level until the Retirement Date). His 2020 salary was affected by a 20% reduction due to impacts from the COVID-19 pandemic and B737 MAX grounding.

  - Annual Cash Incentive: No changes were made to Mr. Pilla's target of 100% of base salary applicable to 2020. In January 2021, based on the terms of the Pilla Agreement, Mr. Pilla received an ACI payout of $355,429, which was based solely on the Company performance component score of 0.8775.

  - Long-Term Incentives: No changes were made to Mr. Pilla's target of 190% during 2020. In February 2020, Mr. Pilla was granted awards with an aggregate grant date fair value of $902,581. Aggregate grant date fair values were determined as set forth in the "Summary Compensation Table."

The Compensation Decision-Making Process

As set forth in its charter, the Compensation Committee is responsible for overseeing the administration of the Company's compensation plans, policies, and programs. Further, the Compensation Committee is responsible for setting compensation for, and reviewing performance of, the Company's executive officers. Pursuant to its charter, the Compensation Committee has the authority to delegate its responsibilities to such subcommittees as it deems appropriate, so long as the subcommittee is solely composed of one or more members of the Compensation Committee. In setting executive officer compensation, the Compensation Committee takes into consideration the following:

- The CEO's self-assessment and performance reviews of the Other NEOs;
- The Compensation Committee's and Board's views of the NEOs' performance;
- The counsel and recommendations of the COO (who is responsible for the Company's human resources team);
- Results from benchmarking against the Company's peer group and survey data; and
- The analysis and consulting advice of its independent compensation consultant with respect to the amount or form of such compensation.

Generally, the Compensation Committee strives for internal pay equity among the Company's NEOs and accordingly, the types of compensation and benefits offered to the Company's NEOs are consistent among the group. However, pay equity must be balanced among a myriad of other factors. See "Consideration of Advisory Stockholder Vote and Stakeholder Feedback on Executive Compensation" for additional information. The Compensation Committee continues to examine existing and new compensation programs and practices to ensure that the Company's compensation programs remain appropriate and consistent with the Company's overall objectives and market practice.

The chart below reflects the annual compensation-setting process, though certain items may shift during the year. In addition to the following, the CEO's performance, along with all Company performance metrics used in the ACI or long-term incentives, are monitored and discussed quarterly.



October Meeting:
Discuss compensation design for upcoming year and anticipated changes; conduct risk analysis of compensation programs.

January Meeting:
Review market trends and benchmarking data; evaluate NEOs' performance; review and approve NEO annual compensation including salary, short- and long-term incentives, and other similar arrangements; review compensation consultant independence.

February Meeting:
Review and approve compensation discussion and analysis and compensation committee report in proxy statement.

April Meeting:
Review ISS and Glass Lewis reports on executive compensation and discuss resulting action steps; review regulatory matters; review stock ownership requirements.

July Meeting:
Conduct a mid-year performance review of executive officers; review talent strategy and proposed changes to executive officers; review peer group composition.

Benchmarking

Each year, the Compensation Committee, with the assistance of management and the independent compensation consultant, reviews external market data in order to determine the competitiveness of our compensation packages, highlight trends and regulatory implications, and develop incentive plan design alternatives. The market data reviewed is from the Company's peer group and nationally recognized published survey data.

2020 Proxy Peer Group

The Company uses its peer group as a reference point for compensation design and award decisions. The Company's peer group consists of companies similar to Spirit in size and operations (emphasizing aerospace and defense and auto-component manufacturers) and/or companies that compete with Spirit for executive talent. For 2020 compensation decisions, the Company's peer group is shown below (companies are ranked by 2019 revenue).

Company Name (Ticker Symbol)	2019 Revenue ($ in billions)	Market Cap as of 12/31/2019 ($ in billions)
L3 Harris Technologies (LHX)*	18.5	43.7
Tenneco (TEN)	17.5	1.1
Parker-Hannifin (PH)	14.3	26.4
Howmet Aerospace (HWM)**	14.2	13.3
Textron (TXT)	13.6	10.2
Trane Technologies (TT)***	13.1	31.7
Borg Warner (BWA)	10.2	9.0
Huntington Ingalls (HII)	8.9	10.3
Spirit AeroSystems Holdings (SPR)	**7.9**	**7.5**
Terex (TEX)	4.4	2.1
Triumph Group (TGI)	3.4	1.3
Teledyne Technologies (TDY)	3.2	12.6
Moog (MOG.A)	2.9	3.0
Curtiss-Wright (CW)	2.5	6.0
Hexcel (HXL)	2.4	6.2

*   Formerly Harris Corp. Changed name following merger with L3.
**   Formerly Arconic. Changed name after spinoff of rolled aluminum products division.
*** Formerly Ingersoll Rand. Changed name after spin-off of new Ingersoll Rand in March 2020.

Proxy Peer Group Changes for 2021

The Company revised its peer group for 2021 compensation decisions in January 2021 due to the impact of the B737 MAX grounding and COVID-19 implications on the size of the business. Specifically, the Company removed L3 Harris Technologies (LHX) and Tenneco (TEN) from its peer group and added Oshkosh (OSK), Dana (DAN), and Parsons Corporation (PSN).

Survey Data

In addition to benchmarking using the peer group, the Company also uses a broad survey sample from the independent compensation consultant's executive compensation survey. The survey analysis considers companies in relevant industries (aerospace and defense, machinery, auto-component, and electrical equipment) as well as companies in other industries, when necessary, to complement data limitations. Survey data was size-adjusted to approximate the Company's revenue, either through regression or by limiting the survey sample, to comparably sized companies. This information was used by the Compensation Committee in establishing the compensation packages and target goals for the NEOs.

Independent Compensation Consultant

The Compensation Committee's charter allows the committee to engage an independent compensation consultant to advise on executive compensation matters. For 2020, the Company engaged Willis Towers Watson directly for the purpose of providing analysis and advice with respect to executive officer compensation to the Compensation Committee. The consultant's engagement and fees related to work conducted for the Compensation Committee were reviewed and pre-approved by the Compensation Committee.

Willis Towers Watson provided consulting services for the Compensation Committee in the amount of $298,697 in 2020. In addition, Willis Towers Watson provided other services to the Company during 2020 totaling $689,986. Of such amount, $48,750 was for due diligence support for acquisitions, and $641,236 was for various scopes of integration work for the Company's acquisition of select assets from Bombardier.

The Compensation Committee has determined, after considering and discussing criteria from the SEC and NYSE and Willis Towers Watson's annual independence letter, that Willis Towers Watson does not have any conflicts of interest that would prevent objectivity.

Clawback Policies

The Company's ACI and LTIP awards are subject to the clawback provisions of the OIP, the Company's 2017 Clawback Policy (the "2017 Policy"), and applicable law. With respect to executive grants, our grant agreements under the OIP expressly provide that equity awards are subject to the OIP clawback provision, any applicable law, and any Company policies on compensation recovery.

OIP Clawback. The OIP clawback provision provides that the Compensation Committee may take certain actions, including canceling an award or causing the participant to forfeit any gains realized in connection with the award, if the participant, without the consent of the Company, engages in a detrimental activity. Detrimental activities include breaches of restrictive covenants, such as confidentiality, non-solicitation, and non-compete covenants, and any activity contributing to a financial restatement or accounting irregularities that are appropriate to include in the 2017 Policy.

2017 Policy. The 2017 Policy applies to the ACI and Performance-Based Restricted Stock awards (the "Covered Compensation") held by current and former Section 16 officers of the Company (the "Covered Executives"). Specifically, in the event of a material restatement to the Company's financial results due to material noncompliance by the Company with financial reporting requirements under applicable securities law (the "Triggering Event"), the result of which being that Covered Compensation would have been lower had it been calculated taking into account the effect of the Triggering Event, the Compensation Committee has the authority (subject to certain procedures and exceptions) to seek to recover excess compensation received by the Covered Executives.

Consideration of Advisory Stockholder Vote and Stakeholder Feedback on Executive Compensation

The Company believes it is appropriate to seek and reflect the views of its stockholders and other stakeholders on the design and effectiveness of the Company's executive compensation program. Accordingly, consistent with the Company's most recent say-on-pay frequency vote in April 2017, the Company holds an annual say-on-pay vote. At the Company's 2020 annual meeting of stockholders, approximately 74% of stockholders present in person or by proxy voted in favor of the Company's executive compensation programs. The Compensation Committee takes the annual say-on-pay proposal voting results into consideration when making future decisions regarding executive compensation. For a discussion of stockholder engagement, see "Board and Governance Matters - Commitment to Stockholder Engagement and Responsiveness."

During 2020, the Company received the following feedback regarding its compensation program:

- Stakeholders believed there was a disconnect between pay and performance due to the issuance of one-off awards to select NEOs; and
- Stakeholders believed there was internal pay inequity because the CEO's compensation was much higher than compensation received by the Other NEOs.

In response to the first item noted above, the Company's Compensation Committee met and discussed its practice of occasionally issuing one-off special equity awards to NEOs due to certain circumstances. Historically, such special equity awards have only been issued when circumstances require action due to a retention risk, pay inequity, or special performance considerations. The Company is not always able to disclose the individual circumstances that lead to the granting of special one-off awards due to privacy concerns. However, going forward, the Company will work to improve its disclosure around the circumstances for these one-off awards and will consider the impact of granting such awards on pay-for-performance alignment. No special one-off awards were granted to any continuing NEOs in 2020.

The Compensation Committee also discussed the second item of feedback. The Committee believes that part of the reason for the inequity is that the Company has not had a chief operating officer since 2016. In 2020, Ms. Marnick was promoted to that role. While the Compensation Committee does consider equity of pay in setting target compensation (and will continue to do so), a number of factors are critical in the compensation-setting process, such as what other companies are paying individuals in similar roles; the experience, performance, and potential of the individual NEO; and other matters discussed under "Compensation Overview — Setting Target Pay," above. The Compensation Committee seeks to balance these factors appropriately, with the advice of external advisors such as Willis Towers Watson, in setting pay levels.

Policy Prohibiting Short Selling, Hedging, and Pledging

The Company has adopted a policy prohibiting the Company's insiders from engaging in short selling, hedging, and pledging the Company's securities. As it relates to hedging, insiders of the Company are prohibited from purchasing or selling, or making any offer to purchase or offer to sell, derivative securities related to the Company's securities, such as exchange-traded options to purchase or sell the Company's securities or financial instruments that are designed to hedge or offset any decrease in the market value of the Company's securities (including but not limited to prepaid variable forwards, equity swaps, collars, and exchange funds). Company insiders include all employees and directors of the Company as well as their spouses, domestic partners, minor children, economic dependents, other persons living in their households, or any corporations, partnerships, trusts, or other entities that they beneficially own, and any person over whom, or trust or other entity over which, they have control. Additionally, Company insiders are prohibited from holding the Company's securities in a margin account or otherwise pledging the Company's securities as collateral for a loan.

Compensation Risk Assessment

Annually (and more frequently as deemed necessary), the Compensation Committee assesses risks presented by our compensation program, policies, and award structures. This assessment is used to determine whether any of our compensation components incentivize executives to take risks that are not in the Company's or stockholders' best interests. In 2020, our Compensation Committee reviewed the following risk factors relative to our current compensation programs:

- Senior talent acquisition and the ability to recruit and retain talent at market-based compensation levels;
- Senior talent loss due to misalignment of strategic decisions and incentives, including balancing long-term incentives with the investment requirement for long-term objectives;
- Alignment of compensation to short- and long-term Company performance;
- Potential for material restatement of earnings to impact incentive plan calculations;
- Clawback policy requirements aligned with market in regard to talent recruitment and retention;
- Potential for unforeseen one-time events beyond management's control that affect incentive plan calculations; and
- Potential for unrealized talent investment due to underperforming individuals.

After reviewing our current compensation program and award structures, the Compensation Committee determined that our program does not incentivize executives to take excessive risks in light of the following features:

- We diversify the compensation delivered to executives with individual components and performance goals that incentivize different behaviors (short-term focus, long-term focus, etc.) in an attempt to balance our executives' interests;
- We have maximum payouts, or caps, on our performance-based compensation - the highest amount that can be paid with respect to our ACIs or performance-based long-term incentives is 200%;
- The Compensation Committee reserves the right to exercise negative discretion over performance-based awards;
- We maintain clawback policies that allow recovery of certain compensation when the participant has engaged in misconduct;
- Our NEOs and other executives must comply with stringent stock ownership requirements; and
- We have engaged an independent compensation consultant to advise us on compensation practices.

Other Compensation Elements and Information

Benefits and Perquisites

In addition to the compensation described above, we provide our NEOs with certain other benefits and perquisites. Benefits and perquisites received by NEOs are included in the "All Other Compensation" column of the "Summary Compensation Table." These benefits are based on an assessment of benefits offered by our peers and competitors and are important for retaining the Company's executive officers.

Benefit/Perquisite	Explanation
Retirement and Savings Plan (the "RSP")	• The RSP is a tax-qualified defined contribution plan for certain eligible salaried employees. The Company makes both matching and non-matching contributions under the RSP. • Matching: The Company matches 75% of the employee's contributions up to a maximum of 6% of the employee's base pay (provided the employee contributes 8%). The matching contributions are immediately 100% vested. • Non-Matching: The Company makes a non-matching contribution following the end of each calendar year based on an employee's age and vesting service, provided that the employee is employed by the Company on December 31 of the applicable year and has earned a year of vesting service. If age plus vesting service totals less than 60, employees receive a contribution equal to 1.5% of base salary; if age plus vesting service totals at least 60 but less than 80, employees receive a contribution equal to 3% of base salary; and if age plus vesting service totals 80 or more, employees receive a contribution equal to 4.5% of base salary. These contributions are 25% vested at two years, 50% vested at three years, 75% vested at four years, and 100% vested at five years of vesting service. • Transition Contribution: An additional contribution is available to employees who were previously Boeing employees and meet certain other requirements. Other than Mr. Pilla, none of the NEOs are eligible for this additional contribution. Mr. Pilla receives an annual transition contribution amount of 3.5% of his base salary. All such contributions are vested immediately as Mr. Pilla has met the five-year service requirement. The transition contribution will cease after 2020, with final payment for the first six months of 2020 made in 2021.
Deferred Compensation Plan (the "DCP")	This nonqualified plan allows eligible Spirit employees, including each of our NEOs, to defer receipt of a portion of their base salary or ACI. In addition, the DCP allows for matching and discretionary contributions by the Company into a separate account in the DCP. Deferred amounts and matching or discretionary Company contributions are credited with a rate of return equal to 120% of the applicable federal long-term rate for October of the prior fiscal year. For 2020, the interest crediting rate is 2.23%.
Perquisite Allowance Plan	Under the Company's Perquisite Allowance Plan (the "Perquisite Plan"), the CEO receives an annual allowance of $25,000, while the Other NEOs receive an annual allowance of $13,000. Participants may select the perquisite items to be funded from their allowances subject to certain limitations set forth in the Perquisite Plan. Any portion of a participant's annual allowance not used by the end of the applicable calendar year is forfeited except upon a qualifying termination in connection with a change in control. See "Potential Payments Upon Termination or Change-in-Control."
Personal Corporate Aircraft Use	For security reasons, the Company's CEO and COO are authorized to use the corporate aircraft for a limited amount of personal travel. Mr. Gentile is authorized to use the aircraft for 70 personal hours annually and Ms. Marnick is authorized to use the aircraft for 25 personal hours annually (in each case, without regard to deadhead or ferry flights). The Other NEOs do not use the corporate aircraft for personal travel unless approved by the CEO. No tax gross-ups are provided for this benefit.
Relocation Benefits	While we provide relocation assistance to employees including NEOs, no such benefits were provided to NEOs in 2020.
Post-Retirement Medical Coverage	The Company has two programs for post-retirement medical coverage. Under the first program, benefits are available to employees who were previously Boeing employees and who retire from the Company between the ages of 62 and 65 (and who meet certain other requirements). Under the second program, benefits are available to (i) employees who retire from the Company at age 55 or later with 10 years of service, and (ii) employees who retire from the Company at age 60 or later with five years of service. Under either program, benefits cease at age 65. Other than Messrs. Pilla and Hawkins, none of our NEOs are currently eligible for coverage under either program.
Other	Other perquisites provided include an annual physical exam for our CEO, ground transportation services for our CEO for security purposes and efficiency, IT home services, and home security services.

Discontinued and Frozen Benefit Plans and Arrangements

The Company pays certain benefits through discontinued and frozen benefit plans and arrangements, which include the Supplemental Executive Retirement Plan (the "SERP") and the Pension Value Plan (the "PVP"). A significant portion of Spirit's operations related to Boeing aerostructures was owned and controlled by Boeing until 2005. In connection with the acquisition of these assets from Boeing, the Company adopted the SERP in order to attract certain employees from Boeing. The SERP provides supplemental, nonqualified retirement benefits to executives who (i) had their benefits transferred from a Boeing nonqualified plan to the SERP, and (ii) did not elect to convert their SERP benefit into phantom stock units as of June 17, 2005. Benefits under this plan were frozen as of the date of the Boeing acquisition. There are no SERP annuity benefits presently payable to any of the NEOs. Mr. Pilla elected to convert his SERP benefit as of June 17, 2005, into 16,023 phantom stock units.

Also in connection with the Boeing acquisition, the Company adopted the PVP for certain eligible employees of Boeing, and allowed for the transfer of pension values from Boeing pension plans. The PVP is a frozen plan: no additional employees may become participants in the PVP, and no current participants are accruing any additional benefits (other than interest credits). The PVP is fully paid for by the Company, and the Company's employees are vested after reaching five years of service. Other than Mr. Pilla, none of the NEOs received benefits under the PVP or SERP in 2020 or is eligible to participate in such plans. Mr. Pilla's participation in the PVP is detailed under "Pension Benefits." Mr. Pilla's phantom stock units under the SERP are described under "Nonqualified Deferred Compensation."

Post-Termination Payments and Change-in-Control Compensation

The Company believes competitive severance protection is an appropriate incentive in attracting and retaining executive talent. The Company has provided for post-termination severance compensation through certain individual employment agreements and has also agreed to individual severance arrangements at the time of termination of employment, taking into account the specific facts and circumstances of termination. Certain of our employment agreements provide benefits upon a change in control.

Further, certain of the Company's benefit plans provide for compensation upon termination or in connection with a change in control. The ACI, long-term incentives, and Perquisite Plan are subject to double trigger change-in-control provisions.

You can find additional information regarding the Company's practices in providing compensation in connection with termination of employment under the heading "Potential Payments Upon Termination or Change in Control."

Accounting and Tax Treatment of Compensation

When evaluating the Company's compensation programs, the Company takes into account the various accounting, tax, and disclosure rules associated with such matters, including Section 162(m) of the Internal Revenue Code of 1986, as amended (the "IRC") and Section 409A of the IRC. Section 162(m) generally imposes a $1 million limit on the amount that a public company may deduct for compensation paid to "covered employees" each year. While the tax impact of any compensation arrangement is one factor to be considered, such impact is evaluated in light of the Company's overall compensation philosophy and objectives. The Compensation Committee believes that maintaining the discretion to evaluate the performance of executive officers is an important part of the Company's responsibilities and benefits public stockholders, and therefore, the Compensation Committee may award compensation to the named executive officers that is not fully deductible if it is determined that such compensation is consistent with the Company's compensation philosophy and benefits stockholders.

Stock Ownership Requirements

The Company maintains stock ownership requirements for its NEOs and other senior executives to further promote alignment of management and stockholder interests. The ownership requirements (measured by the value of Common Stock required to be held) are based on a multiple of base salary tied to position, and establish the following target levels for Company stock ownership:

Officer Level	Target Level (Multiple of Annual Base Salary)
Chief Executive Officer	5x
Executive Vice Presidents/Senior Vice Presidents	3x
Vice Presidents	1x

The stock ownership requirements mandate that the CEO and other senior officers accumulate their required positions within the later of: (i) five years after the adoption of the guidelines, or (ii) five years after being hired or promoted into the officer position. The Company believes that five years provides a reasonable goal for executives to accumulate shares through earned incentive awards.

During the five-year accumulation period, all NEOs are expected to continuously accumulate qualifying equity until they meet the applicable stock ownership guideline.

The Company reviews ownership positions on an annual basis. Based on the review conducted in 2020, the Company determined that the NEOs own appropriate amounts of Company stock in light of the minimum stock ownership requirements and the portions of their respective accumulation periods that have passed. The Company may restrict any officer from liquidating any of his or her then-current holdings in Company stock, except for those shares that are sold to meet Company tax-withholding requirements. The Company may modify or waive the requirements of the guidelines at its discretion if it determines that compliance would result in severe hardship for an officer. Note that the Company's insider trading policy prohibits Company employees from engaging in short sales of the Company's securities, and hedging and pledging the Company's securities. For additional information on this policy, see "Policy Prohibiting Short Selling, Hedging, and Pledging."

Summary Compensation Table

The following table summarizes the compensation of the NEOs for the last three fiscal years.

Name and Principal Position	Year	Salary ($)[2]	Bonus ($)[3]	Stock Awards ($)[4]	Non-Equity Incentive Plan Compensation ($)[6]	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($)[7]	All Other Compensation ($)[8]	Total ($)
Thomas C. Gentile III President and CEO	2020	1,108,552		7,150,082	1,410,494		785,222	10,454,350
	2019	1,295,753		7,150,017	1,873,535		752,844	11,072,149
	2018	1,241,233		6,250,140	1,546,576		861,744	9,899,693
Mark J. Suchinski[1] SVP and CFO	2020	414,481		875,064	363,696		42,311	1,695,552
Jose I. Garcia[1] Former SVP and CFO	2020	50,410	500,000	1,695,554[5]			1,655,049	3,901,013
	2019	601,521	250,000	2,730,292	615,000		310,950	4,507,763
Samantha J. Marnick EVP and COO	2020	493,025		1,182,567	442,799		146,949	2,265,339
	2019	550,000		1,182,704	561,000		151,808	2,445,512
	2018	522,877		1,040,241	491,504		149,309	2,203,930
Duane F. Hawkins SVP; President, Defense Division	2020	456,212		1,230,597	400,326		40,904	2,128,039
	2019	535,000		1,230,696	536,338		38,440	2,340,474
	2018	533,685		1,230,603	456,301		45,630	2,266,218
William E. Brown[1] SVP, Boeing Programs	2020	401,683		799,043	292,137		44,755	1,537,617
John A. Pilla[1] Former SVP and Chief Technology Officer	2020	405,048		902,581	355,429	79,812	43,270	1,786,141
	2019	475,000		902,629	478,563	96,295	46,766	1,999,253
	2018	456,041		1,364,744	422,978		61,064	2,304,827

(1) Mr. Garcia joined the Company on January 9, 2019, and resigned on January 29, 2020. Mr. Suchinski was appointed as SVP and CFO on January 29, 2020. Messrs. Suchinski and Brown were not NEOs in the fiscal years ended December 31, 2019, and December 31, 2018. Accordingly, information is not displayed for 2019 and 2018. Mr. Pilla stepped down from his executive officer role effective August 1, 2020, but continued employment with the Company as a Senior Advisor.

(2) Reflects a weighted amount based on the portion of the year for which different base salaries applied. From April 2020 through January 2021, salaries were subject to a 20% reduction in light of impacts from the COVID-19 pandemic and B737 MAX grounding. For Mr. Garcia, the amount reflects amounts earned through January 29, 2020. Severance amounts paid to Mr. Garcia after that date are included in "All Other Compensation" (note, however, Mr. Garcia's 2019 ACI award that was paid in February 2020 is reflected in his 2019 compensation under "Non-Equity Incentive Plan Compensation" in last year's proxy statement). For Mr. Pilla, the amount reflects all salary amounts earned for the year, including amounts earned following August 1, 2020, the date he stepped down from his position as Senior Vice President and Chief Technology Officer.

(3) Because the ACI has mandatory performance measures that must be achieved for any payout, the ACI is shown in the "Non-Equity Incentive Plan Compensation" column of the table. Mr. Garcia's 2019 amount represents a $250,000 cash sign-on bonus, and his 2020 amount represents a $500,000 cash sign-on bonus paid on January 9, 2020.

(4) For all except Mr. Garcia: amounts shown represent the aggregate grant date fair value of awards granted to the NEOs during the applicable year, as determined in accordance with FASB ASC Topic 718. These grant date fair values represent the accounting expense to be recorded for the award and are not reflective of the actual value that may be recognized by an NEO with respect to the award. The assumptions made by the Company in calculating these amounts are incorporated herein by reference to Note 19 to the Company's consolidated financial statements in the Company's Annual Report on Form 10-K for the year ended December 31, 2020. In 2020, each NEO other than Mr. Garcia received a Time-Based Restricted Stock award ("RS"), a Performance-Based Restricted Stock award tied to TSR ("PB-TSR"), and a Performance-Based Restricted Stock award tied to FCF Percentage ("PB-FCF"). The grant date fair value of the RS awards is equal to the number of shares granted, multiplied by $50.91, which is the average of the opening and closing prices of the Common Stock on the grant date. The grant date fair value of the PB-TSRs is equal to the number of shares granted at target multiplied by $29.49, which was determined using a Monte Carlo simulation model based on the probable ranking of the Company's TSR relative to the TSR of a group of the Company's peers, using the closing price of the Common Stock on the grant date. If the maximum level of performance is achieved with respect to the PB-TSRs, the value of the PB-TSRs would be as follows: Mr. Gentile: $2,860,058; Mr. Suchinski: $350,046; Ms. Marnick: $473,020; Mr. Hawkins: $492,247; Mr. Brown: $319,613; and Mr. Pilla: $361,017. The grant date fair value of the PB-FCFs is equal to the number of shares granted at target multiplied by $50.80, the average of the opening and closing prices of the Common Stock on the grant date, adjusted for dividends. If the maximum level of performance is achieved with respect to the PB-FCFs, the value of the PB-FCFs would be as follows: Mr. Gentile: $2,860,040; Mr. Suchinski: $350,012; Ms. Marnick: $473,050; Mr. Hawkins: $492,252; Mr. Brown: $319,634; and Mr. Pilla: $361,086. For additional information on the awards, see "2020 Compensation Program Elements."

(5) For Mr. Garcia: On January 31, 2020, Mr. Garcia received accelerated vesting and continued vesting for various awards, as described further under "Employment and Separation Agreements." Amounts shown represent the incremental fair value of the modification to these awards using the average of the open and closing stock prices for RSs and PB-FCF (with PB-FCF being adjusted for dividends), and the closing stock price for the PB-TSR in accordance with FASB ASC Topic 718.

(6) Represents ACIs earned by the NEOs with respect to 2020 performance and paid in February 2021. For additional details on Mr. Pilla's award, see "Employment and Separation Agreements."

(7) For Mr. Pilla, amount shown reflects the increase in the actuarial present value of Mr. Pilla's accumulated benefits under the PVP during 2020. This amount was determined using interest rate and mortality rate assumptions consistent with those used in our audited financial statements. The increase is due to the decrease in the applicable discount rate from December 31, 2019, to December 31, 2020. Additional information regarding our PVP is set forth in "Pension Benefits." With respect to nonqualified deferred compensation earnings, none of the NEOs received any earnings on their deferred compensation based on above-market or preferential rates.

(8) The following table shows "All Other Compensation" amounts for our NEOs in 2020.

Name	Life Insurance[a] ($)	Financial and Tax Services[b] ($)	Personal Aircraft Usage[c] ($)	Personal Travel Expenses[d] ($)	Home Security and IT Expenses[e] ($)	Deferred Compensation Plan Contributions[f] ($)	Company Contributions Under Tax-Qualified Contribution Plan[g] ($)	Other[h] ($)	Total ($)
Thomas C. Gentile III	837	18,100	112,075	19,806	5,449	600,000	18,825	10,130	785,222
Mark J. Suchinski	837				5,449		23,025	13,000	42,311
Jose I. Garcia	68				5,449		8,458	1,641,074	1,655,049
Samantha J. Marnick	837	975			15,649	100,000	23,025	11,911	146,949
Duane F. Hawkins	837	13,000			6,877		20,191		40,904
William E. Brown	806	13,000			5,449		25,500		44,755
John A. Pilla	796				5,449		37,025		43,270

(a) Amounts shown reflect Company contributions toward group life insurance.

(b) Amounts shown reflect financial, tax-preparation, and other related services paid for by the Company. Amounts shown for Messrs. Gentile, Hawkins, and Brown were reimbursed under the Perquisite Plan.

(c) Amounts shown reflect the incremental cost to the Company of personal usage of its corporate aircraft. The incremental cost is determined by dividing direct operating costs per aircraft by the total number of flight hours per aircraft, resulting in a cost per hour, and multiplying the cost per hour by the hours of personal usage. Direct operating costs include variable costs such as fuel, maintenance expenses, parts and supplies, landing fees, ground services, catering, and crew expenses associated with such use, including those associated with "deadhead" flights related to such use. Because corporate aircraft is used primarily for business travel, the methodology excludes fixed costs that do not change based on usage. Fixed costs include pilot salaries, the purchase costs of the aircraft, and the cost of maintenance not related to personal travel. Executives, their families, and invited guests occasionally fly on the corporate aircraft as additional passengers on business flights. In those cases, the aggregate incremental cost to the Company is a de minimis amount, and as a result, no amount is reflected in "Summary Compensation Table." Executives, directors, their families, and invited guests also occasionally fly on the corporate aircraft as additional passengers on personal flights that are attributed to another executive, in which case the entire incremental cost is allocated to the executive who arranged for the personal flight. The Company does not grant bonuses to cover, reimburse, or "gross-up" any income tax owed for personal travel on corporate aircraft. The Compensation Committee has authorized annual aircraft personal usage amounts of the following (such amounts do not include "deadhead" or ferry flights): Mr. Gentile - 70 hours; and Ms. Marnick - 25 hours. In 2020, Mr. Gentile used 37.6 hours of the 70 hours allotted by the Compensation Committee, and Ms. Marnick used 0 hours. With ferry flights, the total hours reported for Mr. Gentile in the table above for 2020 was 44 hours.

(d) Amounts shown reflect the NEOs' personal travel expenses, spousal travel expenses, and personal driving expenses paid for by the Company.

(e) Amounts shown reflect the cost of home security and IT services for the NEOs.

(f) Amounts shown reflect Company contributions to the accounts of its eligible NEOs under the DCP. See "Other Compensation Elements and Information — Benefits and Perquisites."

(g) Amounts shown reflect contributions made by the Company under the RSP. See "Other Compensation Elements and Information — Benefits and Perquisites."

(h) For Mr. Gentile, amount reflects the sum of (i) $6,550 in country and golf club membership expenses, which were reimbursed under the Perquisite Plan, and (ii) $3,580 in medical expenses for an annual physical examination. For Mr. Suchinski, amount reflects car payments reimbursed under the Perquisite Plan. For Ms. Marnick, amount reflects the sum of (i) $8,942 in tuition payments, and (ii) $2,969 in car payments, both of which were reimbursed under the Perquisite Plan. For Mr. Garcia, amount reflects the sum of (i) $13,000 in car payments reimbursed under the Perquisite Plan, (ii) $615,000, which is equal to one year of Mr. Garcia's annual base salary in place on January 29, 2020, (iii) a lump sum of $20,000 for COBRA coverage over a 12-month period, (iv) a sum of $500,000 in lieu of the Subsequent Sign-On, as such term is defined under "Employment and Separation Agreements," (v) a sum of $409,590 in lieu of receiving any portion of the annual 2020 LTIP awards, (vi) $75,000 in career transition services, and (vii) $8,484 in dividends paid on accelerated RSs.

Employment and Separation Agreements

Spirit has employment agreements with all of its currently employed NEOs. A brief description of the material terms of Messrs. Gentile's and Suchinski's agreements is below. While Ms. Marnick, Mr. Brown, and Mr. Hawkins have employment agreements with the Company, their roles and compensation have significantly changed since the employment agreements were entered into, and all termination benefits expressly provided by the agreements have expired. Accordingly, the Company does not believe a description of the terms of such agreements is necessary to understand the information disclosed in the "Summary Compensation Table." The material terms of the separation agreements of Messrs. Garcia and Pilla are included below.

Mr. Gentile's Employment Agreement

On February 13, 2016, we entered into an employment agreement, effective April 1, 2016, with Mr. Gentile with respect to his position as Executive Vice President and Chief Operating Officer. Pursuant to the employment agreement, Mr. Gentile received a base salary of $1,000,000 per year. In addition, Mr. Gentile was eligible for an ACI equal to 140% of his base salary, and an annual target LTIP award equal to 300% of his base salary. Mr. Gentile was (and continues to be) entitled to receive an annual DCP Company contribution of $600,000.

Effective August 1, 2016 (in recognition of Mr. Gentile's appointment as President and CEO), Mr. Gentile's base salary increased to $1,100,000 and his annual target LTIP award increased to 400% of his annual base salary. Mr. Gentile received salary and LTIP target increases in the first quarter of 2017 and 2018. Most recently, in February 2019, Mr. Gentile's salary increased to $1,300,000, his annual target ACI award increased to 145% of his annual base salary, and his annual target LTIP award was increased to 550% of his annual base salary. Mr. Gentile's compensation has not been increased since February 2019.

Potential payments and termination events under Mr. Gentile's employment agreement are described under "Potential Payments Upon Termination or Change-in-Control — Employment Agreements."

Mr. Suchinski's Employment Agreement

On January 29, 2020, we entered into an employment agreement with Mr. Suchinski with respect to his position as Senior Vice President and Chief Financial Officer. Pursuant to the employment agreement, Mr. Suchinski received a base salary of $500,000 per year. In addition, Mr. Suchinski was eligible for an ACI equal to 100% of his base salary, and an annual target LTIP award equal to 175% of his base salary. Effective January 26, 2021, after a compensation and performance review, Mr. Suchinski's base salary increased to $525,000, and his annual target LTIP award increased to 200% of his annual base salary.

Potential payments and termination events under Mr. Suchinski's employment agreement are described under "Potential Payments Upon Termination or Change-in-Control — Employment Agreements."

Mr. Garcia's Employment Agreement and Resignation Agreement

On November 23, 2018, we entered into an employment agreement with Mr. Garcia with respect to his position as Senior Vice President and Chief Financial Officer, effective January 9, 2019. Pursuant to the employment agreement, Mr. Garcia received a base salary of $615,000 per year. In addition, Mr. Garcia was eligible for an ACI with a target value equal to 100% of his base salary, and an annual target LTIP award equal to 200% of his base salary. Mr. Garcia was also entitled to receive an annual DCP Company contribution of $100,000.

The Company granted Mr. Garcia a cash sign-on award of $750,000, of which $250,000 was paid in 2019, and $500,000 was paid in 2020. Mr. Garcia received a sign-on restricted stock award of $1,500,000. The first portion of this award (the "Initial Sign-On RS") was granted on February 6, 2019, with a grant date fair value of $1,000,080, and the second award of $500,000 was to be granted no later than the first anniversary of the effective date (the "Subsequent Sign-On"). Each of the sign-on stock awards was to vest over three years.

On January 29, 2020, Mr. Garcia resigned. On January 31, 2020, the Company and Mr. Garcia entered into a Resignation Agreement and General Release (the "Garcia Agreement"). Under the terms of the Garcia Agreement, and in consideration of Mr. Garcia's future cooperation, release of claims, and compliance with certain obligations, including confidentiality, non-competition, non-solicitation, and non-disparagement covenants, Mr. Garcia received the following separation payments:

- a sum of $615,000, which is equal to one year of Mr. Garcia's annual base salary applicable on the date of his resignation;
- a payment of Mr. Garcia's expected ACI award for 2019, based on an assumed score of 1.0;
- a lump sum of $20,000 for COBRA coverage over a 12-month period;
- full vesting with respect to 10,861 shares underlying the Initial Sign-On RS, 5,880 shares of the time-based restricted stock granted under the LTIP in November 2019, and 5,344 shares of the 2019 RS;
- a sum of $500,000 in lieu of the Subsequent Sign-On Award;

- a sum of $409,590 in lieu of receiving any portion of the annual 2020 long-term incentives;

- reimbursement of reasonable and documented career transition services through July 31, 2020; and

- continued vesting (upon the contractual vesting date) with respect to 1,321 shares (based on target performance) of the 2019 PB-TSR and 1,810 shares (based on target performance) of the 2019 PB-FCF, subject to the Company's certification of the satisfaction of applicable performance criteria.

Mr. Pilla's Retirement Agreement and General Release

On July 29, 2020, we entered into a retirement agreement and general release with Mr. Pilla (the "Pilla Agreement"). Under the terms of the Pilla Agreement, effective August 1, 2020, Mr. Pilla stepped down from his position as Senior Vice President and Chief Technology Officer and become a Senior Advisor to the Company. Such position will continue until July 1, 2021, the Retirement Date. For a period of 13 months following the Retirement Date (the "Consulting Term"), Mr. Pilla will provide consulting and transition services to the Company and Spirit.

In consideration of Mr. Pilla's contributions to the Company (more than 39 years of service, including with Boeing prior to the Company's divestiture), relationships with customers and key stakeholders in the industry, provision of advisory and consulting services, release of claims, and compliance with certain obligations, including confidentiality, non-competition, non-solicitation, and non-disparagement covenants, Mr. Pilla will receive the following:

- From August 1, 2020, through the Retirement Date, Mr. Pilla will (i) receive an annual base salary of $475,000, and (ii) be eligible to receive an ACI award with a target value as follows: (a) for 2020, Mr. Pilla was entitled to an award of 100% of his base salary if target performance metrics are met, or 200% of his base salary if maximum performance metrics are met, and (b) for 2021, Mr. Pilla will be entitled to an award of 75% of his base salary if target performance metrics are met, or 150% of his base salary if maximum performance metrics are met, pro-rated based on the portion of the year in which he serves as Senior Advisor. Mr. Pilla will not be entitled to any new LTIP grants after August 1, 2020.

- For the services to be provided during the Consulting Term, Mr. Pilla will receive $514,600 payable in equal installments over a 13-month period.

- Mr. Pilla's outstanding equity awards under the LTIP will be subject to continued vesting in accordance with their terms, including, in the case of performance-based grants, the satisfaction of applicable performance criteria.

Grants of Plan-Based Awards in 2020

The following table presents information regarding grants of plan-based awards to the NEOs during the fiscal year ended December 31, 2020. Note that, for all equity awards below other than for Mr. Garcia, the date the award was approved by the Compensation Committee was January 21, 2020; however, the awards were not priced until the grant date of March 4, 2020. For more information on the status of Mr. Pilla's awards, see "Summary Compensation Table - Employment and Separation Agreements – Mr. Pilla's Retirement Agreement and General Release."

Name	Grant Date	Estimated Future Payouts Under Non-Equity Incentive Plan Awards			Estimated Future Payouts Under Equity Incentive Plan Awards			All Other Stock Awards Number of Shares of Stock (#)	Grant Date Fair Value of Stock Awards ($)
		Threshold ($)	Target ($)	Maximum ($)	Threshold (#)	Target (#)	Maximum (#)		
Thomas C. Gentile III									
ACI[1]		401,850	1,607,400	3,214,801					
RS[2]	3/4/2020							84,267	4,290,033
PB-TSR[3]	3/4/2020				12,123	48,492	96,984		1,430,029
PB-FCF[4]	3/4/2020				7,038	28,150	56,300		1,430,020
Jose I. Garcia									
RS[5]	1/31/2020							5,344	348,215
PB-TSR[6]	1/31/2020				331	1,321	2,642		39,220
PB-FCF[7]	1/31/2020				453	1,810	3,620		217,275
RS[8]	1/31/2020							10,861	707,703
RS[9]	1/31/2020							5,880	383,141
Mark J. Suchinski									
ACI[1]		102,234	408,934	817,869					
RS[2]	3/4/2020							10,313	525,035
PB-TSR[3]	3/4/2020				1,484	5,935	11,870		175,023
PB-FCF[4]	3/4/2020				862	3,445	6,890		175,006
Samantha J. Marnick									
ACI[1]		123,256	493,025	986,049					
RS[2]	3/4/2020							13,937	709,533
PB-TSR[3]	3/4/2020				2,005	8,020	16,040		236,510
PB-FCF[4]	3/4/2020				1,164	4,656	9,312		236,525
Duane F. Hawkins									
ACI[1]		114,053	456,212	912,423					
RS[2]	3/4/2020							14,503	738,348
PB-TSR[3]	3/4/2020				2,087	8,346	16,692		246,124
PB-FCF[4]	3/4/2020				1,212	4,845	9,690		246,126
William E. Brown									
ACI[1]		85,358	341,431	682,861					
RS[2]	3/4/2020							9,417	479,419
PB-TSR[3]	3/4/2020				1,355	5,419	10,838		159,806
PB-FCF[4]	3/4/2020				787	3,146	6,292		159,817
John A. Pilla									
ACI[1]		101,262	405,048	810,096					
RS[2]	3/4/2020							10,637	541,530
PB-TSR[3]	3/4/2020				1,531	6,121	12,242		180,508
PB-FCF[4]	3/4/2020				889	3,554	7,108		180,543

(1) Represents ACIs that were paid in February 2021 but granted and earned in 2020. The actual ACI amounts are reported in the "Non-Equity Incentive Plan Compensation" column of the "Summary Compensation Table." For all participants, the threshold, target, and maximum figures were calculated on a weighted-average basis, giving effect to the changes made to base salaries during 2020 (including the salary reductions that applied in 2020).

(2) Represents RSs that vest annually over three years, beginning March 4, 2021, if such NEO remains employed by the Company on each annual vesting date or as otherwise provided under the Pilla Agreement. However, Mr. Hawkins became retirement eligible in 2020 and, accordingly, will continue to vest in the RS even if he departs the Company (except under certain circumstances described under "Potential Payments Upon Termination or Change in Control"). The grant date fair value of each award, which is reported in the "Stock Awards" column of the "Summary Compensation Table," is equal to the number of shares multiplied by $50.91, the average of the opening and closing prices of the Common Stock on the grant date.

(3) Represents PB-TSRs that vest at the end of the three-year performance period based on the ranking of the Company's TSR relative to the TSR of each of the companies in the Company's peer group. The grant date fair value of each award, which is reported in the "Stock Awards" column of the "Summary Compensation Table," is equal to the number of shares granted at target multiplied by $29.49, which was determined using a Monte Carlo simulation based on the probable ranking of the Company's TSR relative to a group of the Company's peers, using the closing price of the Common Stock on the grant date. Actual payout may be zero or range from 25% to 200% of the target shares granted.

(4) Represents PB-FCFs that vest at the end of the three-year performance period based upon the achievement of FCF Percentage on a cumulative basis over the period. The grant date fair value of each award, which is reported in the "Stock Awards" column of the "Summary Compensation Table," is equal to the number of shares granted at target multiplied by $50.80, the average of the open and closing prices of the Common Stock on the grant date, adjusted for dividends. Actual payout may be zero or range from 25% to 200% of the target shares granted.

(5) Represents RS granted on February 6, 2019 (approved by the Compensation Committee on January 23, 2019), that would have been forfeited by its terms upon Mr. Garcia's resignation. As a result of the Garcia Agreement, the incremental fair value of the modified award, which is reported in the "Stock Awards" column of the "Summary Compensation Table," is equal to the number of shares multiplied by $65.16, the average of the opening and closing prices of the Common Stock on January 31, 2020.

(6) Represents PB-TSR granted on February 6, 2019 (approved by the Compensation Committee on January 23, 2019), that would have been forfeited by its terms upon Mr. Garcia's resignation. As a result of the Garcia Agreement, the incremental fair value of the modified award, which is reported in the "Stock Awards" column of the "Summary Compensation Table," is equal to the number of shares at target multiplied by $29.69, which was determined using a Monte Carlo simulation model based on the probable ranking of the Company's TSR relative to the TSR of a group of the Company's peers, using the closing price of Common Stock on January 31, 2020.

(7) Represents PB-FCF granted on February 6, 2019 (approved by the Compensation Committee on January 23, 2019), that would have been forfeited by its terms upon Mr. Garcia's resignation. As a result of the Garcia Agreement, the incremental fair value of the modified award, which is reported in the "Stock Awards" column of the "Summary Compensation Table," is equal to the number of shares at target multiplied by $65.24, the average of the opening and closing prices of the Common Stock on January 31, 2020, adjusted for dividends, multiplied by 184%, the expected payout of the award as of January 31, 2020.

(8) Represents Initial Sign-On RS granted on February 6, 2019 (approved by the Compensation Committee on November 20, 2018), that would have been forfeited by its terms upon Mr. Garcia's resignation. As a result of the Garcia Agreement, the incremental fair value of the modified award, which is reported in the "Stock Awards" column of the "Summary Compensation Table," is equal to the number of shares multiplied by $65.16, the average of the opening and closing prices of the Common Stock on January 31, 2020.

(9) Represents special RS granted on November 5, 2020 (approved by the Compensation Committee on October 22, 2020), that would have been forfeited by its terms upon Mr. Garcia's resignation. As a result of the Garcia Agreement, the incremental fair value of the modified award, which is reported in the "Stock Awards" column of the "Summary Compensation Table," is equal to the number of shares multiplied by $65.16, the average of the opening and closing prices of the Common Stock on January 31, 2020.

Outstanding Equity Awards at 2020 Fiscal Year End

The following table presents the outstanding equity awards held by the NEOs as of December 31, 2020. The Company has not granted any options or option-like awards. The market value of the awards is determined by multiplying the number of shares shown in the applicable columns below by $39.09, the closing price of the Common Stock on December 31, 2020. For information on the effect of Mr. Garcia's resignation on such awards, see "Employment and Separation Agreements."

		Stock Awards			
Name	Grant Date	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($)	Equity Incentive Plan Awards: Number of Unearned Shares, Units, or Other Rights That Have Not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units, or Other Rights That Have Not Vested ($)
Thomas C. Gentile III					
RS[1]	3/4/2020	84,267	3,293,997		
PB-TSR[2]	3/4/2020			12,123	473,888
PB-FCF[3]	3/4/2020			7,038	275,115
RS[4]	2/6/2019	31,060	1,214,135		
PB-TSR[5]	2/6/2019			2,878	112,501
PB-FCF[6]	2/6/2019			3,946	154,249
RS[7]	2/7/2018	13,994	547,025		
Jose I. Garcia					
PB-TSR[5]	2/6/2019			331	12,939
PB-FCF[6]	2/6/2019			453	17,708
Mark J. Suchinski					
RS[1]	3/4/2020	10,313	403,135		
PB-TSR[2]	3/4/2020			1,484	58,010
PB-FCF[3]	3/4/2020			862	33,696
RS[4]	2/6/2019	1,882	73,567		
PB-TSR[5]	2/6/2019			140	5,473
PB-FCF[6]	2/6/2019			192	7,505
Special RS[8]	11/26/2018	1,674	65,437		
RS[7]	2/7/2018	776	30,334		
Samantha J. Marnick					
RS[1]	3/4/2020	13,937	544,797		
PB-TSR[2]	3/4/2020			2,005	78,375
PB-FCF[3]	3/4/2020			1,164	45,501
RS[4]	2/6/2019	5,137	200,805		
PB-TSR[5]	2/6/2019			476	18,607
PB-FCF[6]	2/6/2019			653	25,526
RS[7]	2/7/2018	2,329	91,040		
Duane F. Hawkins					
RS[1]	3/4/2020	8,069	315,417		
PB-TSR[2]	3/4/2020			2,087	81,581
PB-FCF[3]	3/4/2020			1,212	47,377
RS[4]	2/6/2019	2,974	116,254		
PB-TSR[5]	2/6/2019			496	19,389
PB-FCF[6]	2/6/2019			680	26,581
RS[7]	2/7/2018	1,532	59,886		
William E. Brown					
RS[1]	3/4/2020	9,417	368,111		
PB-TSR[2]	3/4/2020			1,355	52,967
PB-FCF[3]	3/4/2020			787	30,764
RS[4]	2/6/2019	3,471	135,681		
PB-TSR[5]	2/6/2019			322	12,587
PB-FCF[6]	2/6/2019			441	17,239
Special RS[8]	10/23/2018	613	23,962		
RS[7]	2/7/2018	1,128	44,094		

| | | Stock Awards | | | |
Name	Grant Date	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($)	Equity Incentive Plan Awards: Number of Unearned Shares, Units, or Other Rights That Have Not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units, or Other Rights That Have Not Vested ($)
John A. Pilla					
RS[1]	3/4/2020	10,637	415,800		
PB-TSR[2]	3/4/2020			1,531	59,848
PB-FCF[3]	3/4/2020			889	34,751
RS[4]	2/6/2019	3,920	153,233		
PB-TSR[5]	2/6/2019			364	14,229
PB-FCF[6]	2/6/2019			499	19,506
Special RS[8]	10/23/2018	2,045	79,939		
RS[7]	2/7/2018	1,936	75,678		

(1) Represents 2020 annual RSs. The first tranche of the award vested on March 4, 2021, and the second and third tranches will vest on March 4, 2022, and March 4, 2023, respectively, if the NEO continues to be employed by the Company on each vesting date or as otherwise provided in the Pilla Agreement. However, Mr. Hawkins became retirement eligible in 2020 and, accordingly, will continue to vest in the RS even if he departs the Company (except under certain circumstances described under "Potential Payments Upon Termination or Change in Control"). For this reason, Mr. Hawkins' amounts for the RS are shown as net shares, because shares were disposed of for tax purposes on the date he became retirement eligible in 2020 in accordance with IRC requirements.

(2) Represents PB-TSRs granted in 2020 with a performance period running from January 1, 2020, to December 31, 2022. The number of shares and market value shown reflects the achievement of a threshold performance goal based on TSR performance for the fiscal year ended December 31, 2020. The award vesting date is December 31, 2022, subject to performance certification by the Compensation Committee.

(3) Represents PB-FCFs granted in 2020 with a performance period running from January 1, 2020, to December 31, 2022. The number of shares and market value shown reflects the achievement of a threshold performance goal based on FCF Percentage performance for the fiscal year ended December 31, 2020. The award vesting date is December 31, 2022, subject to performance certification by the Compensation Committee.

(4) Represents 2019 annual RSs. The first tranche of the award vested on February 6, 2020, the second tranche vested on February 6, 2021, and the third tranche will vest on February 6, 2022, if the NEO continues to be employed by the Company on each such vesting date or as otherwise provided in the Pilla Agreement. However, Mr. Hawkins became retirement eligible in 2020 and, accordingly, will continue to vest in the RS even if he departs the Company (except under certain circumstances described under "Potential Payments Upon Termination or Change in Control"). For this reason, Mr. Hawkins' amounts for the RS are shown as net shares, because shares were disposed of for tax purposes on the date he became retirement eligible in 2020 in accordance with IRC requirements.

(5) Represents PB-TSRs granted in 2019 with a performance period running from January 1, 2019, to December 31, 2021. The number of shares and market value shown reflects the achievement of a threshold performance goal based on TSR performance during the fiscal year ended December 31, 2020. The award vesting date is December 31, 2021, subject to performance certification by the Compensation Committee. For information on the effect of Mr. Garcia's resignation on such award, see "Employment and Separation Agreements."

(6) Represents PB-FCFs granted in 2019 with a performance period running from January 1, 2019, to December 31, 2021. The number of shares and market value shown reflects the achievement of a threshold performance goal based on FCF Percentage performance for the fiscal year ended December 31, 2020. The award vesting date is December 31, 2021, subject to performance certification by the Compensation Committee. For information on the effect of Mr. Garcia's resignation on such award, see "Employment and Separation Agreements."

(7) Represents 2018 annual RSs. The first tranche of the award vested on February 7, 2019, the second tranche vested on February 7, 2020, and the third tranche vested on February 7, 2021. As Mr. Hawkins became retirement eligible in 2020, Mr. Hawkins' amounts for the RS are shown as net shares, because shares were disposed of for tax purposes on the date he became retirement eligible in 2020 in accordance with IRC requirements.

(8) Represents a special RS (each, a "Special RS") that vests annually on the anniversary of the applicable grant date over three years, subject to the NEO remaining employed by the Company through each applicable vesting date or as otherwise provided in the Pilla Agreement.

Option Exercises and Stock Vested for Fiscal Year 2020

The following table presents information regarding NEO stock awards that vested in 2020. Values reflected below are gross amounts that do not include any reductions for tax withholding. The value realized on vesting represents the number of shares multiplied by the average of the high and low prices of the Common Stock on the vesting date. The Company has not granted any options or option-like awards.

Name	Grant Date	Vesting Date	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($)
Thomas C. Gentile III				
PB-TSR[1]	2/7/2017	2/7/2020	22,358	1,556,229
PB-FCF[2]	2/7/2017	2/7/2020	37,672	2,662,160
RS[3]	2/7/2017	2/7/2020	18,457	1,284,699
RS[4]	2/7/2018	2/7/2020	13,995	974,122
RS[5]	2/6/2019	2/6/2020	15,530	1,064,504
TOTAL			**108,012**	**7,501,713**
Jose I. Garcia				
RS[7]	2/6/2019	1/31/2020	5,344	345,917
RS[8]	2/6/2019	1/31/2020	10,861	703,033
Special RS[9]	11/5/2019	1/31/2020	5,880	380,612
TOTAL			**22,085**	**1,429,562**
Mark J. Suchinski				
PB-TSR[1]	2/7/2017	2/7/2020	1,427	99,326
PB-FCF[2]	2/7/2017	2/7/2020	2,404	167,330
RS[3]	2/7/2017	2/7/2020	1,177	81,925
Special RS[6]	2/28/2017	2/7/2020	866	60,278
RS[4]	2/7/2018	2/7/2020	776	54,013
Special RS[6]	11/26/2018	11/26/2020	1,674	59,226
RS[5]	2/6/2019	2/6/2020	941	64,501
TOTAL			**9,265**	**586,600**
Samantha J. Marnick				
PB-TSR[1]	2/7/2017	2/7/2020	4,022	279,951
PB-FCF[2]	2/7/2017	2/7/2020	6,778	471,783
RS[3]	2/7/2017	2/7/2020	3,320	231,089
RS[4]	2/7/2018	2/7/2020	2,329	162,110
RS[5]	2/6/2019	2/6/2020	2,569	176,092
TOTAL			**19,018**	**1,321,025**
Duane F. Hawkins				
PB-TSR[1]	2/7/2017	2/7/2020	4,943	344,058
PB-FCF[2]	2/7/2017	2/7/2020	8,328	579,670
RS[3]	2/7/2017	2/7/2020	4,079	283,919
RS[4]	2/7/2018	2/7/2020	2,756	191,831
RS[5]	2/6/2019	2/6/2020	2,673	183,221
RS[10]	2/7/2018	3/15/2020	1,222	42,874
RS[10]	2/6/2019	3/15/2020	2,372	83,222
RS[10]	3/4/2020	3/15/2020	6,434	225,737
TOTAL			**32,807**	**1,934,531**
William E. Brown				
PB-TSR[1]	2/7/2017	2/7/2020	2,100	146,171
PB-FCF[2]	2/7/2017	2/7/2020	3,538	246,262
RS[3]	2/7/2017	2/7/2020	1,733	120,625
RS[4]	2/7/2018	2/7/2020	1,129	78,584
Special RS[6]	10/23/2018	10/23/2020	614	12,441
RS[5]	2/6/2019	2/6/2020	1,736	118,994
TOTAL			**10,850**	**723,078**

Name	Grant Date	Vesting Date	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($)
John A. Pilla				
PB-TSR[1]	2/7/2017	2/7/2020	3,325	231,437
PB-FCF[2]	2/7/2017	2/7/2020	5,602	389,927
RS[3]	2/7/2017	2/7/2020	2,744	190,996
RS[4]	2/7/2018	2/7/2020	1,936	134,755
Special RS[6]	10/23/2018	10/23/2020	2,045	41,437
RS[5]	2/6/2019	2/6/2020	1,961	134,417
TOTAL			**17,613**	**1,122,969**

(1) Represents shares under the 2017 PB-TSR with a performance period from January 1, 2017, to December 31, 2019.

(2) Represents shares under the 2017 PB-FCF with a performance period from January 1, 2017, to December 31, 2019.

(3) Represents shares vesting under the 2017 annual RS.

(4) Represents shares vesting under the 2018 annual RS.

(5) Represents shares vesting under the 2019 annual RS.

(6) Represents shares vesting under a Special RS granted to the recipients in consideration of their performance or responsibilities, or for retention purposes.

(7) Represents shares granted under the 2019 annual RS that were accelerated pursuant to the Garcia Agreement on January 31, 2020.

(8) Represents shares vesting under Mr. Garcia's Initial Sign-On RS that were accelerated pursuant to the Garcia Agreement on January 31, 2020.

(9) Represents shares vesting under a Special RS that were accelerated pursuant to the Garcia Agreement on January 31, 2020.

(10) Represents shares required to be withheld to satisfy tax obligations upon the date Mr. Hawkins became retirement eligible.

Pension Benefits

The following table presents information concerning benefits payable under the Company's PVP for Mr. Pilla, computed as of December 31, 2020. No other NEOs are entitled to receive any benefits under the PVP.

Name	Plan Name	Number of Years of Credited Service[1]	Present Value of Accumulated Benefit ($)[2]
John A. Pilla	PVP	24.0875	879,374

(1) Please note credited service was frozen in the PVP as of June 16, 2005. There is no policy that provides for granting extra years of credited service.

(2) Present value was calculated based on the assumption that Mr. Pilla's benefit commences at age 61.5. Key assumptions reflected in present value include a 2.31% discount rate, a cash balance interest crediting rate of 5.25%, and the life annuity form of payment. In order to determine changes in the present value reported in the "Summary Compensation Table," the value was also calculated as of December 31, 2019. For values as of December 31, 2019, the discount rate was 3.19%. The present value was calculated assuming Mr. Pilla retires and commences receipt of benefits at age 61.5. The mortality assumption for the fiscal years ending December 31, 2019, and December 31, 2020, is Mercer's MILES-2010 generational mortality table for the Auto, Industrial Goods, and Transportation group with the MMP-2019 improvement scale.

A significant portion of Spirit's operations related to Boeing aerostructures was owned and controlled by Boeing until 2005. Boeing's pension assets and liabilities were spun-off from Boeing's qualified plans (each, a "Prior Plan") into Spirit qualified plans for certain eligible Boeing employees who joined the Company. Credited service and benefit amounts under the Prior Plans were frozen as of June 16, 2005. Effective December 31, 2005, all Prior Plans were merged together into the PVP. The PVP is a frozen plan, so no additional employees may become participants in the PVP, and no current participants are accruing any additional benefits (except for the interest credits described below). The PVP is fully paid for by the Company, and the Company's employees are vested after reaching five years of service.

Mr. Pilla is the only NEO who participates in the PVP. Mr. Pilla is fully vested in his benefits. Benefits under the PVP for Mr. Pilla are based upon heritage benefits transferred into the Prior Plan and a cash balance benefit. Heritage benefits were indexed (increased) for base pay increases from the date the heritage benefit transferred to the Prior Plan until June 16, 2005. Under the cash balance benefit formula, employees received benefit credits based on their age at the end of each plan year through June 16, 2005. The annual benefit credit was a specified percentage of eligible pay, ranging from 3% at ages younger than 30, to 11% upon reaching age 50. Eligible pay included base pay and executive incentive pay, limited to IRC Section 401(a)(17) limits. The benefit credits ceased upon freezing the Prior Plan; however, employees continue to receive interest credits each year. Interest credits are calculated by applying simple interest to the Prior Plan balance at the beginning of the year and are accrued until the pension benefit begins. Interest credits are based on the 30-year Treasury Rate as of November of the prior year, with a minimum of 5.25% and a maximum of 10%.

The PVP benefits are payable as a life annuity (other annuity options are also available). To determine a participant's pension benefit, the participant's accumulated benefits are divided by 11 and further divided by a factor of 12 to produce a monthly benefit.

The normal retirement age under the PVP is age 65. Participants who have at least 10 years of service and are at least age 55, or at least one year of service and are at least age 62, are eligible for early retirement. Mr. Pilla is currently 61.5 years of age and is eligible for early retirement. Projected annual benefits payable upon retirement as of December 31, 2020, are $48,380 for Mr. Pilla. If he retires at age 65, the annual benefit amount is $51,633. Note that, while Mr. Pilla is no longer serving as Senior Vice President and Chief Technology Officer, he continues to serve in a Senior Advisor role for the Company and has not retired.

We also maintain the SERP, which provides supplemental, nonqualified retirement benefits to executives who (i) had their benefits transferred from a Boeing nonqualified plan to the SERP, and (ii) did not elect to convert their SERP benefit into phantom stock units as of June 17, 2005. Benefits under this plan were also frozen as of the date of the Boeing acquisition. There are no SERP annuity benefits payable to any of the NEOs. Mr. Pilla was a participant in the SERP, but elected to convert his SERP benefit as of June 17, 2005, into 16,023 phantom stock units. For additional information, see "Nonqualified Deferred Compensation."

Nonqualified Deferred Compensation

The following table presents information concerning each of the Company's defined contribution or other plans that provide for the deferral of compensation of the NEOs on a basis that is not tax-qualified. In addition, and as discussed above under "Pension Benefits," Mr. Pilla was a participant in the SERP, but elected to convert his SERP benefit as of June 17, 2005, into 16,023 phantom stock units. Mr. Pilla's vested and undelivered phantom stock units and accrued dividend equivalents are reflected below and may be settled in cash or shares on the earliest of his separation from service or a change in control (subject to the fulfillment of any applicable waiting period).

Name	Plan	Executive Contributions in Last FY ($)[1]	Registrant Contributions in Last FY ($)[2]	Aggregate Earnings in Last FY ($)[3]	Aggregate Withdrawals/ Distributions ($)	Aggregate Balance at Last FYE ($)
Thomas C. Gentile III	DCP		600,000	48,780		2,537,882[4]
Jose I. Garcia	DCP			1,109	(101,109)	
Samantha J. Marnick	DCP		100,000	10,612		536,754[5]
John A. Pilla	DCP	26,000		7,995		379,313[6]
	SERP			(541,417)		650,053[7]

(1) These amounts represent participant contributions to the DCP and are included in the "Salary" column of the "Summary Compensation Table."

(2) These amounts represent Company contributions to the DCP and are included in the "All Other Compensation" column of the "Summary Compensation Table."

(3) Under the DCP, these amounts represent earnings on DCP balances from January 1 to December 31, 2020, and are not included in the "Summary Compensation Table." For Mr. Pilla's balance under the SERP, represents a decrease in value equal to the change in market value of 16,023 phantom stock units and accrued dividend equivalents under the SERP from December 31, 2019, to December 31, 2020. The change in market value of the phantom stock units for Mr. Pilla was calculated using the closing prices of the Common Stock on December 31, 2019, and December 31, 2020, respectively.

(4) This amount includes $1,800,000 consisting of aggregate Company contributions prior to 2020 (reported in the "Summary Compensation Table" of prior year's proxy statements).

(5) This amount includes $400,000 consisting of aggregate Company contributions prior to 2020 (reported in the "Summary Compensation Table" of prior year's proxy statements).

(6) This amount includes $339,349 consisting of aggregate individual contributions prior to 2020 (reported in the "Summary Compensation Table" of prior year's proxy statements, when Mr. Pilla was a NEO).

(7) Represents the sum of (i) $626,339 which represents the 16,023 phantom stock units under the SERP multiplied by $39.09, the closing price of the Common Stock on December 31, 2020, and (ii) $23,714 in accrued dividend equivalents on the phantom stock units through December 31, 2020.

More information on the DCP and SERP can be found under "Other Compensation Elements and Information" and "Potential Payments Upon Termination or Change in Control." There were no "above-market" earnings (defined by SEC rule as that portion of interest that exceeds 120% of the applicable federal long-term rate) under the DCP during fiscal year 2020, as the Company used 120% of the applicable federal long-term rate to determine the amounts to be contributed.

Potential Payments Upon Termination or Change in Control

While the Company does not maintain any specific change-in-control agreements or other similar plans or arrangements intended specifically to provide income protection for executive officers upon a change in control, the Company has several programs — Employment Agreements, the ACI, the LTIP, the Perquisite Plan, and the DCP — that deliver benefits upon certain types of termination or a change in control.

Information about these severance or change-in-control benefits is contained below, followed by a table summarizing the monetary benefits payable upon triggering events assumed to occur on December 31, 2020. As Mr. Garcia left the Company prior to December 31, 2020, his termination benefits are not included in such table, but the details of his separation agreement (and the compensation and payments made thereunder) are set forth under "Summary Compensation Table - Employment and Separation Agreements" and "Mr. Garcia's Resignation During Fiscal Year 2020."

Employment Agreements

Only the employment agreements of Messrs. Gentile and Suchinski provide for any payments to be made, or benefits provided, beyond the date of termination as of December 31, 2020. These benefits are paid only in the circumstances described below. Receipt of these benefits is conditioned upon the execution of a release of claims against the Company and satisfaction of certain covenants, including non-solicitation and non-competition covenants. Pursuant to Mr. Gentile's and Mr. Suchinski's employment agreement, the non-solicitation and non-competition covenants apply for one year post-termination if terminated without cause, or two years post-termination if terminated for any other reason.

Termination by the Company for Cause

Upon a termination for cause, Messrs. Gentile and Suchinski are only entitled to their compensation through the date of termination.

For Mr. Gentile, a "for cause" termination is defined as a termination resulting from the following:

- commission of a material breach of the employment agreement, acts involving fraud, material and intentional dishonesty, material and intentional unauthorized disclosure of confidential information, a felony or other crime involving moral turpitude, or a material violation of Company policies;
- direct and deliberate acts constituting a material breach of the duty of loyalty;
- refusal or material failure (other than by reason of disability) to perform duties and responsibilities, if such refusal or failure is not remedied within 30 days after receipt of written notice thereof from the Board;
- material underperformance, as reflected in two consecutive written performance reviews not less than six months apart; or
- inability to obtain and maintain the appropriate level of U.S. security clearance.

For Mr. Suchinski, a "for cause" termination is defined as a termination resulting from the following:

- commission of a material breach of the employment agreement that, if curable, is not cured within 10 business days after written notice thereof;
- acts involving moral turpitude, including fraud, material and willful dishonesty, material and intentional unauthorized disclosure of confidential information, the commission of a felony or other crime involving moral turpitude, or material violation of Company policies;
- direct and deliberate acts constituting a material breach of the duty of loyalty; or
- willful or continuous refusal, or material failure, other than by reason of disability, to perform the duties reasonably assigned to Mr. Suchinski if such refusal is not remedied within 10 business days after written notice thereof.

Termination Without Cause

Upon a termination by the Company without cause, Messrs. Gentile and Suchinski are entitled to one year of their base salary in effect prior to termination and the costs of providing COBRA medical and dental benefits coverage over a period of 12 months for Mr. Gentile and 6 months for Mr. Suchinski.

Long-Term Incentives under the Omnibus Incentive Plan

Pursuant to the provisions of the OIP, the LTIP, and/or the relevant award agreements, our NEOs are entitled to the following payments or benefits upon retirement, death or disability, or qualifying termination in connection with a change in control.

Retirement

Upon a participant's termination due to "retirement," the participant will (i) continue to vest in outstanding Time-Based Restricted Stock awards, and (ii) vest in a prorated portion of outstanding Performance-Based Restricted Stock awards (prorated based on the number of days continuously employed during the performance period) based on actual performance measured at the end of the applicable performance period. As of December 31, 2020, Mr. Hawkins was the only NEO who qualified for these benefits.

Death or Disability

Upon a participant's termination due to death or disability prior to vesting, the participant will (i) fully vest in his or her outstanding Time-Based Restricted Stock awards, and (ii) vest in a prorated portion of his or her outstanding Performance-Based Restricted Stock awards (prorated based on the number of days continuously employed during the performance period) based on target performance.

Qualifying Termination in Connection with a Change in Control

Each participant who incurs a "qualifying termination" will become fully vested upon termination of employment. If an award is subject to performance conditions, the portion that vests will, at the discretion of the Compensation Committee, be determined based upon actual performance through the date of the change in control (or, if later, the date of the qualifying termination) or, if the Compensation Committee determines that measurement of actual performance cannot be reasonably assessed, the assumed achievement of target performance. In addition, each such participant will also receive a cash award equal to the dollar value of the long-term incentive award that would have been made to the participant in the ordinary course of business within the 12-month period following the date of qualifying termination, based on the participant's annual base pay in effect on the date of qualifying termination.

Definitions:

"Qualifying termination" means the participant's termination, either in anticipation of the change in control or during the period beginning 30 days before the date of the change in control and ending two years after the closing of the change in control, (i) by the Company without cause, or (ii) by the participant for good reason.

"Cause" means that the Company has "cause" to terminate the employee, as defined in any applicable employment or consulting agreement, or any of the following has occurred:

- gross negligence or willful misconduct in the exercise of responsibilities;
- breach of fiduciary duty;
- material breach of any provision of an employment contract or consulting agreement;
- the commission of a felony crime or crime involving moral turpitude;
- theft, fraud, misappropriation, or embezzlement (or reasonable suspicion of the same);
- willful violation of any federal, state, or local law (except traffic violations and other similar matters not involving moral turpitude); or
- refusal to obey any resolution or direction of the participant's supervisor or the Board.

"Good reason" means a voluntary termination within 90 days after the participant is assigned to a diminished position (provided certain conditions are met).

"Diminished position" means a position that reflects any of the following changes or actions, unless the participant has consented to the change or action in writing:

- a material diminution in the participant's base compensation, authority, duties, responsibilities, or associated job title;
- relocation of the participant's principal office to a location that is greater than 50 miles from the location of the participant's principal office immediately before such relocation; or
- any action or inaction with respect to the terms and conditions of the participant's service that constitutes a material breach by the Company of any written agreement between the participant and the Company.

"Retirement" is defined as:

- For purposes of the 2018 Long-Term Incentives, termination on or after the date when the grantee has attained age 62; and

- For purposes of all Long-Term Incentives issued after 2018, termination on or after the date when the grantee has attained age 62, other than a termination by the Company for cause or termination by the Company at the time cause exists.

A "change-in-control" is

(1) a transaction pursuant to which a person, or more than one person acting as a group, acquires more than 50% of the Common Stock; or

(2) a merger or consolidation involving the Company in which the Company is not the surviving entity, or

(3) a transaction that is a sale of all or substantially all of the Company's assets if all or substantially all the proceeds from such transaction are distributed to the stockholders of the Company.

Perquisite Plan

Upon the occurrence of a change in control of the Company, a participant who incurs a qualifying termination (as defined under the OIP above) either in anticipation of the change in control or during the period beginning 30 days before the change in control and ending two years after the closing of the change in control, is entitled to receive a cash award equal to (i) any remaining unused portion of the participant's allowance for the calendar year in which the qualifying termination occurs, plus (ii) an amount equal to 100% of the participant's allowance for the calendar year in which the qualifying termination occurs.

Deferred Compensation Plan

Individuals participating in the DCP are entitled to receive payment of amounts credited to their deferred compensation accounts under the DCP upon a separation from service (subject to the expiry of any applicable waiting period). However, in the event of a termination for cause (as defined under the OIP), no amounts credited to the employer-match account or employer discretionary contribution amount shall be payable to the participant. Payment to a participant of any employer-matching or discretionary contributions made under the DCP is subject to compliance by the participant with non-competition, non-solicitation, and confidentiality requirements during the term of the participant's employment and for so long as the participant receives payments under the DCP. The descriptions of the amounts payable by the Company that are included in the section entitled "Nonqualified Deferred Compensation" are incorporated by reference herein. DCP amounts are excluded from the table below because, while certain DCP benefits may become payable upon a separation from service, no DCP benefits are enhanced or accelerated as a result of a termination of employment or change in control.

SERP

Pursuant to the SERP, Mr. Pilla holds 16,023 phantom stock units. Upon any termination of employment (including for cause) or change in control, Mr. Pilla is entitled to receive payment with respect to each of those phantom stock units in an amount equal to (i) the market value of one share of the Common Stock (determined as of the business day immediately preceding the date of payment), plus (ii) the amount of all dividends (other than stock dividends), if any, actually paid on one share of the Common Stock during the period from June 16, 2005, through the date payment is made. A "Change in Control" under the SERP is a transaction pursuant to which a person acquires (i) more than 50% of the total voting power of the Common Stock, or (ii) all or substantially all the assets of the Company or Spirit AeroSystems, Inc., and all or substantially all the proceeds from such transaction are distributed to the stockholders of the Company. Payment under the SERP will be made in a single lump sum in cash or Common Stock following the change in control or separation from service. Since Mr. Pilla's SERP phantom stock units are fully vested, they are excluded from the table below.

Summary Table-Potential Payments Upon Termination or Change-in-Control

The following table summarizes the value of compensation and benefits payable to each NEO upon termination that would exceed the compensation or benefits generally available to salaried employees. Benefits and payments are calculated using a termination date of December 31, 2020. For equity valuation purposes, the table below uses $39.09, the closing price of the Common Stock on December 31, 2020. For purposes of presenting amounts payable over a period of time (e.g. salary continuation), the amounts are shown as a single total but not as a present value (i.e., the single sum does not reflect any discount). Mr. Garcia is not included below as he was not serving as a NEO on December 31, 2020.

Name	Severance[1] ($)	RS ($)[2]	PB-TSR and PB-FCF[3] ($)	Cash Award under LTIP[4] ($)	Perquisite Plan[5] ($)	Other[6] ($)	Total[7] ($)
Thomas C. Gentile III							
Termination without Cause	1,300,000					14,448	1,314,448
Change in Control and Qualifying Termination	1,300,000	5,055,158		7,150,000	25,000	14,448	13,544,606
Death or Disability		5,055,158	2,691,858				7,747,016
Mark J. Suchinski							
Termination without Cause	500,000					7,224	507,224
Change in Control and Qualifying Termination	500,000	572,473		875,000	13,000	7,224	1,967,697
Death or Disability		572,473	211,182				783,655
Samantha J. Marnick							
Change in Control and Qualifying Termination		836,643		1,426,000	13,000		2,275,643
Death or Disability		836,643	446,285				1,282,798
Duane F. Hawkins							
Termination without Cause		491,557					491,557
Change in Control and Qualifying Termination		491,557		1,230,500	13,000		1,735,057
Death or Disability		491,557	487,667				979,224
Qualifying Retirement/Retirement		491,557					491,557
William E. Brown							
Change in Control and Qualifying Termination		571,848		799,000	13,000		1,383,848
Death or Disability		571,848	270,334				842,181
John A. Pilla							
Termination without Cause	235,548	724,650				651,661	1,611,859
Change in Control and Qualifying Termination	235,548	724,650		902,500		651,661	2,514,359
Death or Disability		724,650	351,730				1,076,381

(1) Under the "Termination without Cause" row, represents 12 months of annual base salary pursuant to their Messrs. Gentile's and Suchinski's employment agreements and the payment of Mr. Pilla's salary as a Senior Advisor through July 1, 2021. Under the "Change-in-Control and Qualifying Termination" row, assumes a termination by the Company without cause under their respective employment agreements.

(2) Represents a cash amount equal to all unvested RSs multiplied by $39.09. Mr. Hawkins became retirement eligible in 2020 and, accordingly, will continue to vest in the RS even if he departs the Company (except under certain circumstances).

(3) Under the "Change-in-Control and Qualifying Termination" row, represents the sum of cash amounts equal to the target amount of unvested PB-TSRs and PB-FCFs multiplied by $39.09 and multiplied by 0%, the projected payout for each award as of December 31, 2020. Under the "Death or Disability" row, represents a prorated cash amount equal to the number of target shares in the unvested PB-TSRs and PB-FCFs multiplied by $39.09. Under the "Qualifying Retirement/Retirement" row, represents a prorated cash amount equal to the number of target shares in the unvested PB-TSRs and PB-FCFs multiplied by $39.09 and multiplied by 0%, the project payout for each award as of December 31, 2020. Under Mr. Pilla's "Termination without Cause" row, represents a prorated cash amount equal to the number of target shares in the unvested PB-TSRs and PB-FCFs multiplied by $39.09 and multiplied by 0%, the project payout for each award as of December 31, 2020.

(4) Represents a cash amount equal to the value of the full-year long-term incentive that would have been made to such NEO in the ordinary course of business within the 12-month period following the date of the change-in-control and qualifying termination based on the participant's annual base pay in effect on such date.

(5) Represents a cash award of the allowance the NEO would receive for 2021.

(6) Represents 12 months of COBRA benefits for Mr. Gentile and 6 months of COBRA benefits for Mr. Suchinski under their respective employment agreements. For Mr. Pilla includes (i) $475,000 in consulting payments under the Pilla Agreement, and (ii) $176,661 as a 2021 ACI payment, using the target amount (performance could exceed the target as the payment is based upon actual performance).

(7) For Messrs. Gentile and Pilla and Ms. Marnick, excludes the balance of the amounts deferred under the DCP, the value of which is reported at "Nonqualified Deferred Compensation." For Mr. Pilla, excludes the fully-vested SERP phantom stock units, the present value of which is reported at "Nonqualified Deferred Compensation," and payments under the PVP, the present value of which are reported at "Pension Benefits." For "Change-in-Control and Qualifying Termination," assumes a termination by the Company without cause under their respective employment agreements.

Mr. Garcia's Resignation During Fiscal Year 2020

As described above, under "Summary Compensation Table – Employment and Separation Agreements – Mr. Garcia's Employment Agreement and Resignation Agreement," Mr. Garcia resigned from the Company on January 29, 2020. The descriptions therein of the amounts received by Mr. Garcia in connection with his resignation is incorporated into this description by reference and quantified in the table below.

Name	Severance ($)[1]	ACI for 2019 ($)[2]	RS ($)[3]	PB-TSR and PB-FCF ($)[4]	COBRA Coverage ($)[5]	Outplacement ($)[6]	Other[7]	Total ($)
Jose I. Garcia	615,000	615,000	1,439,059		20,000	75,000	918,074	3,682,133

(1) Represents a cash amount equal to one year of Mr. Garcia's annual base salary applicable on the date of his resignation.

(2) Represents the payment of Mr. Garcia's ACI award for 2019.

(3) Represents accelerated vesting as of January 31, 2020, with respect to 10,861 shares underlying the Initial Sign-On RS award, 5,880 shares of a Special RS award, and 5,344 shares, of the 2019 RS award, calculated based on the average of the opening and closing prices of the Common Stock on January 31, 2020.

(4) Mr. Garcia is entitled to continued vesting (upon the contractual vesting date) with respect to 1,321 shares (based on target performance) of the 2019 PB-TSR and 1,810 shares (based on target performance) of the 2019 PB-FCF, subject to the Company's certification of the satisfaction of applicable performance criteria. Because the ultimate amount, if any, that may become payable under these awards is based on future performance and, as of December 31, 2020, management does not believe the 2019 PB-TSR and PB-FCF will pay out, the table above does not include any amounts to be realized from the continued vesting of these awards.

(5) Represents COBRA coverage paid under the Garcia Agreement.

(6) Represents reimbursement of reasonable and documented career transition services through July 31, 2020.

(7) Represents sum of (i) cash in lieu of 2020 long-term incentive grants ($409,590), (ii) cash in lieu of Mr. Garcia's Subsequent Sign-On Award ($500,000), and (iii) $8,484 in dividends paid on accelerated shares described under footnote (3).

2020 CEO Pay Ratio

As required by Section 953(b) of the Dodd-Frank Wall Street Reform and Consumer Protection Act and Item 402(u) of Regulation S-K, we are providing the following information about the relationship of annual total compensation of our median employee and the annual total compensation of our President and CEO. For 2020, our last completed fiscal year, our ratio as calculated pursuant to Item 402(u) was as follows:

- The 2020 annual total compensation of the Company's CEO was $10,454,350.
- The 2020 annual total compensation of the median employee (excluding the CEO) was $64,775.
- Based on this information, for 2020, the ratio of the annual total compensation of our CEO to the annual total compensation of our median employee was reasonably estimated to be 161:1.

Determining the Median Employee

The Company believes that the ratio of pay included above is a reasonable estimate calculated in a manner consistent with applicable SEC rules.

Due to significant changes in the Company's employee population in 2020 and as a result of workforce reductions due to impacts from the B737 MAX grounding and the COVID-19 pandemic, and the closing of the Bombardier acquisition, the Company determined that it was necessary to identify a new median employee for 2020. To identify the median employee for 2020, we reviewed base pay to all of our employees as of December 31, 2020 (the "Pay Ratio Employee Population"). We used base pay as our compensation measure to avoid variations in pay due to overtime worked or other items that may yield one-time pay increases. As a result of such review, we identified the 50 middlemost employees of the Pay Ratio Employee Population. Subsequently, we reviewed the base pay of each of those 50 employees as of December 31, 2020, as reflected in the Company's payroll records. Comparing the base pay of each of the 50 employees, we identified the eight middlemost employees. For 2020, we studied each of the eight employees' base pay and variable pay for the year of performance to determine the median and eliminated seven employees from the group. The remaining employee from that analysis is our median employee for 2020.

The Pay Ratio Employee Population included all U.S. and non-U.S. individuals employed by the Company on a full-time, part-time, seasonal, or temporary basis as of December 31, 2020 (including after giving effect to the Bombardier Acquisition). Further, the Pay Ratio Employee Population excluded independent contractors and leased workers who provide services to the Company but are employed, and whose compensation is determined, by an unaffiliated third party.

In calculating base pay for the Pay Ratio Employee Population and the group of eight employees, we did not make any assumptions, adjustments (including cost of living adjustments), or estimates with respect to compensation, and we did not annualize compensation for any full-time employees who were not employed by us for all of 2020 through December 31, 2020. As required by SEC rules, after identifying our median employee, we calculated annual total compensation for both our median employee and our CEO using the same methodology that we used to determine our NEOs' annual total compensation for the "Summary Compensation Table."

Given the different methodologies that companies use to determine an estimate of their pay ratio, the estimated ratio reported above should not be used as a basis for comparison between companies.

Compensation Committee Report

The Compensation Committee establishes and oversees the design and functioning of the Company's executive compensation program. The Compensation Committee has reviewed and discussed the Compensation Discussion and Analysis section in this Proxy Statement with the Company's management. Based on such review and discussions, the Compensation Committee recommended to the Board that the Compensation Discussion and Analysis be included in this Proxy Statement for the 2021 Annual Meeting of Stockholders, and also be incorporated by reference in the Company's Annual Report on Form 10-K for the fiscal year 2020.

Compensation Committee

Paul E. Fulchino, Chairman
Charles L. Chadwell
Robert D. Johnson

PROPOSAL 3 RATIFICATION OF SELECTION OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Overview

Ernst & Young LLP ("E&Y") conducted the audit of the Company's accounts for fiscal year 2020. The Audit Committee has selected E&Y as the Company's independent registered public accounting firm for fiscal year 2021, and the Board is asking the Company's stockholders to ratify that selection. The Company expects that representatives of E&Y will be present at the Annual Meeting and they may make a statement if they desire to do so. Further, the Company expects that such representatives will be available to respond to appropriate questions.

Voting Standard

The affirmative vote of a majority of stockholders present, in person or by proxy, will constitute the stockholders' non-binding approval with respect to Proposal 3. With respect to Proposal 3, a stockholder may vote "FOR," "AGAINST," or "ABSTAIN." Abstentions will be counted as present at the Annual Meeting; therefore, they will have the effect of votes "AGAINST" Proposal 3. Proposal 3 is considered a routine matter under NYSE rules. As a result, brokers who do not receive voting instructions generally may vote on Proposal 3 in their discretion. Unless otherwise instructed, the proxy holders will vote proxies received by them "FOR" the proposal.

If a majority of votes cast on this matter are not cast in favor of the selection of E&Y, the Audit Committee will reconsider the selection of such firm as the Company's independent registered public accounting firm. Even if the Company's stockholders vote on an advisory (non-binding) basis in favor of the selection, the Audit Committee may, in its discretion, direct the selection of a different independent auditor at any time during the year if it determines that such a change would be in the best interests of the Company and its stockholders.

⊘ **The Board recommends you vote "FOR" the ratification of the selection of Ernst & Young LLP as the Company's independent registered public accounting firm for 2021.**

Pre-Approval Policy

The Audit Committee has adopted a policy governing the pre-approval of all audit and permissible non-audit services provided by the independent registered public accounting firm. Under this policy, the Audit Committee has delegated approval authority to the Chair of the Audit Committee, provided the Chair reports all pre-approval decisions in writing to the Audit Committee, and the decisions are discussed at the Audit Committee's next scheduled meeting. For the fiscal years ended December 31, 2019, and December 31, 2020, all of the Company's audit and permissible non-audit services provided by E&Y were pre-approved by the Audit Committee.

Audit and Other Fees

The fees incurred by the Company, including its majority-owned subsidiaries, for services provided by E&Y in 2020 and 2019 are set forth below. The Audit Committee concluded that the provision of the non-audit services listed below was compatible with E&Y's independence.

	December 31,	
	2019	**2020**
(Dollars in thousands)	**($)**	**($)**
Audit Fees[1]	4,480.8	4,630.0
Audit-Related Fees[2]	628.4	140.0
Tax Fees[3]	172.0	10.0
All Other Fees[4]	7.2	7.2
TOTAL	**5,288.4**	**4,787.2**

(1) Represents fees and expenses for professional services provided in connection with the audit of the Company's annual financial statements and review of the Company's quarterly financial statements, statutory audits, and advice on accounting matters directly related to the audit.

(2) For 2020, represents fees related to comfort letters. For 2019, represents fees related to merger and acquisition analysis.

(3) Represents fees and expenses for tax consultations and advice related to compliance with tax laws and tax-planning strategies.

(4) Represents fees related to research tools.

Audit Committee Report

The following report of the Audit Committee does not constitute soliciting material and should not be deemed filed or incorporated by reference into any future filings under the Securities Act or the Exchange Act, except to the extent we specifically incorporate this report by reference.

The Audit Committee currently consists of four non-employee directors. Each of the Audit Committee members satisfies the NYSE's requirements with respect to independence and financial literacy. Ms. Esteves, Ms. Wright, and Mr. Plueger qualify as audit committee financial experts as defined by the SEC. The responsibilities of the Audit Committee are set forth in its charter, which is available at http://investor.spiritaero.com/corporate-governance/govdocs/default.aspx. The Audit Committee's responsibilities include the appointment, compensation, and oversight of the independent registered public accounting firm. The Audit Committee met 15 times in 2020.

The Company's management is responsible for preparing and presenting the Company's consolidated financial statements, and developing and maintaining the Company's system of internal control over financial reporting. The Company's internal auditors are responsible for conducting internal audits intended to evaluate the adequacy and effectiveness of this system. E&Y, the Company's independent registered public accounting firm for 2020, is responsible for auditing the Company's consolidated financial statements and issuing an opinion as to whether the financial statements fairly present the Company's financial position in conformity with U.S. generally accepted accounting principles. E&Y is also responsible for auditing the Company's internal control over financial reporting.

In fulfilling its oversight responsibilities, the Audit Committee has:

- Reviewed and discussed with management and E&Y the Company's audited financial statements as of and for the year ended December 31, 2020, as well as the representations of management regarding the Company's internal control over financial reporting;

- Reviewed and discussed with E&Y the matters required to be discussed by the applicable requirements of the Public Company Accounting Oversight Board ("PCAOB") and the SEC; and

- Received and reviewed the written disclosures and the letter from E&Y required by applicable requirements of the PCAOB regarding E&Y's communications with the Audit Committee concerning independence, and the Audit Committee has discussed with E&Y its independence from the Company and its management.

Based on the review and discussions referred to above, the Audit Committee recommended to the Board that the audited financial statements referred to above be included in the Company's Annual Report on Form 10-K for the year ended December 31, 2020, for filing with the SEC, and the Board approved the Audit Committee's recommendation. The Audit Committee selected E&Y as the Company's independent registered public accounting firm for fiscal year 2021.

Audit Committee
Irene M. Esteves, Chair
Stephen A. Cambone
John L. Plueger
Laura H. Wright

PROPOSAL 4   STOCKHOLDER PROPOSAL: IMPROVE OUR CATCH-22 PROXY ACCESS

Stockholder Proposal

John Chevedden, 2215 Nelson Avenue, No. 205, Redondo Beach, California, 90278, beneficial owner of 200 shares of Common Stock, is the proponent of the following stockholder proposal:

Shareholders request that our board of directors take the steps necessary to enable as many shareholders as may be needed to combine their shares to equal 3% of our stock owned continuously for 3-years in order to enable shareholder proxy access.

The current arbitrary ration of 20 shareholders to initiate shareholder proxy access can be called Catch-22 Proxy Access. To assemble 20 shareholders, who have owned 3% of company stock for an unbroken 3-years, one would reasonably need to start with 60 activist shareholders who own 9% of company stock for an unbroken 3-years because initiating proxy access is a complicated process that is easily susceptible to errors. It is also highly susceptible to dropouts.

The 60 activist shareholders could then be whittled down to 40 shareholders because some shareholders would be unable to timely meet all the paper chase requirements. After the 40 shareholders submit their paperwork to management – then management might arbitrarily claim that 10 shareholders do not meet the requirements (figuring that shareholders do not want a battle in court) and management might convince another 10 shareholders to drop out – leaving 20 shareholders. But the current bylaws do not allow 40 shareholders to submit their paperwork to management to end up with 20 qualified shareholders.

And 60 shareholders who own 9% of company stock for an unbroken 3-years might determine that they own 51% of company stock when length of unbroken stock ownership is factored out.

But how does one begin to assemble a group of 60 potential participants if potential participants cannot even be guaranteed participant status after following the tedious rules that are 2700-words of dense legalese – because a single shareholder always takes the risk that one will be the 21st shareholder that could be eliminated after a substantial investment of time by the arbitrary ration of 20 shareholders. Thus, our current proxy access is proxy access that comes with its own poison pill.

More emphasis should be given to improving proxy access because of new limitations on shareholder rights. The shareholder right to call a special meeting has taken a big hit due to the avalanche of online shareholder meetings that can now be tightly controlled bare bones meetings where all challenging questions and comments are screened out by management.

For instance the Goodyear shareholder meeting was spoiled by a trigger-happy management mute button for shareholders that was used to quash constructive criticism. AT&T would not even allow shareholders to speak.

Please see: Goodyear's virtual meeting creates issues with shareholder
https://www.crainscleveland.com/manufacturing/goodyears-virtual-meeting-creates-issues-shareholder

Please see: AT&T investors denied a dial-in as annual meeting goes online

https://whbl.com/2020/04/17/att-investors-denied-a-dial-in-as-annual-meeting-goes-online/1007928/

Adoption of this proposal might incentivize the Chair of our Audit Committee Ms. Irene Esteves to perform better in regard to shareholder voting. Ms. Esteves received the highest 2020 negative director votes – 70-times higher than 3 of her director peers.

Please vote yes: Improve Our Catch-22 Proxy Access – Proposal 4.

The Board of Directors' Statement in Opposition

After consideration, the Board of Directors has concluded that the adoption of this proposal is not in the best interests of our stockholders.

The Company is committed to robust corporate governance practices and stockholder rights with appropriate safeguards against abuse. In November 2016, after careful consideration, the Board adopted its proxy access bylaw. The bylaw permits a stockholder, or a group of up to 20 stockholders, owning 3% or more of the Company's outstanding Common Stock continuously for at least three years, to nominate and include in the Company's proxy materials directors constituting up to the greater of 2 individuals or 20% of the Company's Board of Directors, provided that the stockholder(s) and nominee(s) satisfy certain requirements set forth in our bylaws. The Board believes that the Company's current proxy access bylaw, including the maximum stockholder group size that Proposal 4 seeks to effectively eliminate, provides meaningful and robust proxy access rights to our stockholders with appropriate safeguards against abuse by individuals with special interests that are not shared by a significant percentage of our stockholders. Further, a majority of our peer group and S&P 500 index companies that have adopted proxy access bylaws also set forth a maximum stockholder group size for the purposes of meeting the ownership threshold of 3%. Implementation of the change sought by Proposal 4 would make the Company an outlier among public companies that have adopted proxy access.

Overall, our proxy access bylaw is well within the mainstream of public company practices and it shares similar features with the proxy access bylaws of many other companies. We strongly believe that revising the maximum stockholder group size could have unintended effects that could negatively impact stockholder value, including promoting the use of proxy access to lay the groundwork for effecting a change of control; encouraging the pursuit of special interests at the expense of a holistic, long-term strategic view; or otherwise disrupting the effective functioning of the Board. Moreover, the Board believes that it is sensible to impose a reasonable limit on the number of stockholders that may aggregate their ownership for the purposes of meeting the ownership threshold in order to simplify the proxy access process, both for stockholders and for the Company. With each stockholder who is added to the proxy access process, additional time and resources by the Board and Governance Committee will be required in order to evaluate the stockholder's eligibility. The Board also believes that a limit of 20 stockholders provides our investors with significant flexibility without unduly increasing the risk that activists will attempt to use the provision to engage in investor solicitation without complying with federal securities laws. In addition, we note that the current proxy access bylaw does not prevent a group of stockholders from evaluating their eligibility prior to submitting a proxy access request to the Company, thereby increasing the likelihood of their success.

The Board believes that the Company's current proxy access bylaw reflects an appropriate balance between stockholder rights and mitigating the risk of the misuse of the proxy access right, and that it is fair to both the Company and its stockholders. Our Board has also shown an ongoing commitment to having effective, balanced corporate governance while also continually engaging with stockholders. The Board continues to believe that these objectives are being achieved through the Company's current governance processes and that changing our proxy access framework, as outlined by the proposal, is unnecessary, unwarranted, and potentially detrimental to stockholder value.

For the reasons noted above, the Board requests that you vote "AGAINST" the foregoing stockholder proposal, Proposal 4.

Voting Standard

The affirmative vote of a majority of stockholders present, in person or by proxy, will constitute the stockholders' non-binding approval with respect to Proposal 4. With respect to Proposal 4, a stockholder may vote "FOR," "AGAINST," or "ABSTAIN." Abstentions and broker non-votes will be counted as present at the Annual Meeting; therefore, they will have the effect of votes "AGAINST" Proposal 4.

Under the rules of the NYSE, brokers are prohibited from giving proxies to vote on non-routine matters unless the beneficial owner of such shares has given voting instructions on the matter. This means that if your broker is the record holder of your shares, you must give voting instructions to your broker with respect to Proposal 4 if you want your broker to vote your shares on the matter.

⊗ **The Board recommends that you vote "AGAINST" the foregoing stockholder proposal.**

GENERAL INFORMATION

Questions and Answers About the Annual Meeting and Voting

Why am I being asked to vote?

The Company's Board of Directors is asking you to vote with respect to proposals being presented at the Company's Annual Meeting. This Proxy Statement includes information that is relevant to the proposals to be voted on at the Annual Meeting and is otherwise required by SEC rules. The Annual Meeting will take place virtually on April 28, 2021, at 11:00 a.m. Central Time. See "How can I vote my shares before the Annual Meeting?" and "How can I vote my shares during the Annual Meeting?" below for information on how you can vote your shares.

What is included in these materials?

These materials include:

- The Proxy Statement for the 2021 Annual Meeting of Stockholders; and
- The Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2020.

If you wish to receive printed versions of the above, please reference "How do I request a printed set of proxy materials?"

Who can vote at the Annual Meeting?

You are entitled to vote if our records show that you were a stockholder of record as of the Record Date, March 2, 2021. On the Record Date, there were 105,440,975 shares of Common Stock outstanding. Each outstanding share of Common Stock is entitled to one vote.

Why is the Annual Meeting being held in a virtual format?

The Annual Meeting will be conducted virtually via live audio webcast. We are conducting the Annual Meeting solely online due to the continuing impact of and uncertainty surrounding the COVID-19 pandemic and to support the health and well-being of our stockholders; however, we also believe a virtual format facilitates stockholder attendance and participation by leveraging technology to allow us to communicate more effectively and efficiently with our stockholders. For example,

- **We Encourage Questions**. Stockholders may submit questions before the meeting and during the meeting by following the instructions under "How can I submit questions for the Annual Meeting?"
- **We Believe in Transparency**. Although the live audio webcast is available only to stockholders at the time of the meeting, following completion of the Annual Meeting, a webcast replay will be posted to our Investor Relations website at http://investor.spiritaero.com/news-presentations/Presentations/default.aspx.
- **We Proactively Take Steps to Facilitate Your Participation**. During the Annual Meeting, technicians will be available to assist you with technical difficulties. Anyone who has technical difficulties accessing or using www.virtualshareholdermeeting.com/SPR2021 during the Annual Meeting should call the technical support number on the website. The virtual meeting site is supported on browsers (e.g., Internet Explorer, Firefox, Chrome, and Safari) and devices (desktops, laptops, tablets, and cell phones) running the most updated version of applicable software and plugins. Each participant should ensure strong Wi-Fi or other internet connection.

The Company is committed to returning to in-person annual stockholder meetings as soon as practicable.

Why did I receive a Notice and not a full set of materials?

We deliver our proxy materials to stockholders primarily over the internet by using "notice and access" delivery, rather than mailing paper copies to each stockholder. Using this method has reduced our printing and mailing costs and the impact of our Proxy Statement on the environment. If you received a Notice by mail or email, you will not receive a paper copy of the proxy materials or Annual Report unless you request one. Instead, the Notice will tell you how to access these materials over the internet. If you received a Notice and would like to request a full set of printed materials, you may do so by following the instructions provided under "How do I request a printed set of proxy materials?"

If you are a beneficial owner, the Notice has been forwarded to you by your broker or bank, who is considered, with respect to your shares, the stockholder of record. As the beneficial owner, you have the right to direct your broker, bank, or other holder of record as to how to vote your shares.

How do I view the Proxy Statement online?

Go to www.proxyvote.com and follow the instructions to view the materials.

How do I request a printed set of proxy materials?

You can easily request a paper copy of the proxy materials at no cost to you using one of the following methods:

BY INTERNET	BY EMAIL	BY PHONE
Visit www.proxyvote.com	To sendmaterial@proxyvote.com	Toll-free at 1-800-579-1639

You will need to provide the 16-digit voting control number printed in the box marked by the arrow located on the Notice. When sending your request by email, send a blank email with the 16-digit voting control number in the subject line.

How can I vote my shares before the Annual Meeting?

BY INTERNET	MOBILE DEVICE	BY MAIL	BY PHONE
Visit www.proxyvote.com	Use your tablet or smartphone to scan the QR code above	Complete and return the enclosed proxy card or voting instruction form	Call 1-800-690-6903

You are encouraged to read all the proxy materials before voting your shares as they contain important information for making an informed voting decision.

How can I vote my shares during the Annual Meeting?

For information on how to attend the virtual Annual Meeting, see "How can I attend the Annual Meeting?"

If you are a stockholder of record as of the Record Date, you may vote your shares electronically during the Annual Meeting by following the instructions on www.virtualshareholdermeeting.com/SPR2021. If you are the beneficial owner of your shares, you may also vote electronically during the Annual Meeting by following the instructions at www.virtualshareholdermeeting.com/SPR2021. Even if you plan to attend the Annual Meeting, we recommend that you vote by proxy ahead of the Annual Meeting, as described under "How can I vote my shares before the Annual Meeting?" so that your vote will be counted if you later decide not to participate in the Annual Meeting.

How can I attend the Annual Meeting?

You are entitled to attend and participate in the virtual Annual Meeting only if you were a stockholder as of the close of business on March 2, 2021, or if you hold a valid proxy for the Annual Meeting. If you are not a stockholder, you may still view the meeting after the recording has been posted on our Investor Relations website.

If you plan to attend the Annual Meeting online, please be aware of what you will need to gain admission, as described below. If you do not comply with the procedures described here for attending the Annual Meeting online, you will not be able to participate in the Annual Meeting.

To attend online and participate in the Annual Meeting, stockholders of record and beneficial stockholders must use their 16-digit control number on their Notice of Internet Availability or proxy card to log into www.virtualshareholdermeeting.com/SPR2021. We encourage you to access the meeting beginning at 10:45 a.m. Central Time on April 28, 2021. We will have technicians ready to assist if you have difficulties accessing the virtual meeting during check-in or during the Annual Meeting. If you encounter any difficulties accessing the virtual meeting during the check-in or course of the Annual Meeting, please call the number indicated on www.virtualshareholdermeeting.com/SPR2021.

For information on how to vote shares during the Annual Meeting, see "How can I vote my shares during the Annual Meeting?"

How can I submit questions for the Annual Meeting?

Stockholders may submit questions before the Annual Meeting at www.proxyvote.com. In addition, stockholders may submit questions during the Annual Meeting at www.virtualshareholdermeeting.com/SPR2021. We reserve the right to edit profanity or other inappropriate language and to exclude questions regarding topics that are not pertinent to meeting matters or Company business. If we receive substantially similar questions, we may group such questions together and provide a single response to avoid repetition.

How many shares must be present to hold the meeting?

A quorum is necessary for us to hold the Annual Meeting. A quorum is the presence, in person or by proxy, of stockholders entitled to cast a majority of the votes that all stockholders are entitled to vote. Your shares will be counted as being present for purposes of determining a quorum if you attend the Annual Meeting and vote in person virtually or properly return proxy instructions. Abstentions (where you abstain from voting) will be counted for purposes of establishing a quorum. Further, the Company will also count broker non-votes for the purpose of determining the presence or absence of a quorum. Broker non-votes occur when a person holding shares through a bank or brokerage account does not provide instructions as to how his or her shares should be voted and the broker does not exercise discretion to vote those shares on a particular matter.

What vote is required to approve each item?

For Proposal 1 — the Election of Directors — a director nominee will be elected if the votes "FOR" that nominee exceed the votes "AGAINST" that nominee. Abstentions and broker non-votes will have no effect on the proposal.

Proposals 2 through 4 require the affirmative "FOR" vote of a majority of shares present, in person or by proxy, and entitled to vote. With respect to Proposals 2 and 4, abstentions and broker non-votes will have the effect of a vote against the proposal. With respect to Proposal 3, abstentions will have the effect of a vote against the proposal. No broker non-votes are expected in connection with Proposal 3 since, due to its routine nature, brokers may vote in their discretion.

What is the difference between a stockholder of record and a beneficial owner? How do I vote my shares as a stockholder of record or beneficial owner?

Stockholder of Record: You are a stockholder of record if your shares are registered directly in your name with the Company's transfer agent, Computershare, Inc. As a stockholder of record, you can vote your shares as provided under "How can I vote my shares before the Annual Meeting?" and "How can I vote my shares during the Annual Meeting?"

Beneficial Owner of Shares Held in Street Name: If you own your shares in an account at a bank, brokerage firm, broker-dealer, or other nominee, then you are the beneficial owner of shares held in "street name." The firm holding your account is the stockholder of record for purposes of voting at the Annual Meeting. As the beneficial owner, you have the right to direct your broker, bank, or other holder of record as to how to vote your shares. If you hold your stock as a beneficial owner, you may vote as provided under "How can I vote my shares before the Annual Meeting?" and "How can I vote my shares during the Annual Meeting?" If you do not submit voting instructions to your broker, bank, or other nominee, your broker, bank, or other nominee will not be permitted to vote your shares in their discretion on Proposal 1, 2, or 4, but may still be permitted to vote your shares in their discretion on Proposal 3.

Why did I receive more than one proxy card or voting instruction form?

If you received more than one proxy card or voting instruction form, you own shares in more than one account. To ensure that all of your shares are voted, please vote each account separately as set forth under "How can I vote my shares before the Annual Meeting?" or "How can I vote my shares during the Annual Meeting?"

If I vote by proxy, what voting options do I have?

The Board-designated proxies are Robert D. Johnson and Samantha J. Marnick. With respect to all proposals, you may instruct the proxies to vote "FOR" or "AGAINST" each proposal, or you may instruct the proxies to "ABSTAIN" from voting. The shares will be voted in accordance with the instructions specified on the proxy card or voting instruction form. If no instructions are provided, your shares will be voted as recommended by the Board of Directors: "FOR" each director nominee, "FOR" the advisory vote to approve NEO compensation, "FOR" ratification of the appointment of the independent registered public accounting firm, and "AGAINST" the stockholder proposal.

Can I change my vote?

Before the Annual Meeting, you have the power to revoke your proxy and change your vote. If you hold your shares in street name, you must follow the instructions of your broker, bank, or other nominee to revoke your proxy. If you are a holder of record and wish to revoke your proxy, you can do so by submitting a later-dated vote online during the Annual Meeting, via the Internet, by telephone, by mail, or by delivering written instructions to our Corporate Secretary before the Annual Meeting commences at Spirit AeroSystems Holdings, Inc., 3801 S. Oliver St., Wichita, KS 67210-2112.

Who counts the votes?

Votes will be received and tabulated by Broadridge, the Company's inspector of election for the Annual Meeting.

What will happen if additional proposals are presented at the Annual Meeting?

Other than the four proposals described in this Proxy Statement, we do not expect any matters to be presented for a vote at the Annual Meeting. If you grant a proxy, Robert D. Johnson and Samantha J. Marnick will have the discretion to vote your shares on any additional matters properly presented for a vote at the Annual Meeting.

What is householding?

SEC rules permit us to deliver a single copy of proxy materials to stockholders residing at the same address unless the stockholders have notified us to deliver multiple copies. This allows us to eliminate multiple unnecessary mailings. If this situation applies to you and you want to receive more than one set of proxy materials, the Company will promptly deliver, upon oral or written request, a separate copy of the proxy materials to a stockholder at a shared address to which only a single copy of such documents was delivered. Please let us know of any request for a separate copy by following the applicable instructions below:

- Registered stockholders who wish to receive a separate set of proxy materials in the future should contact Broadridge Financial Solutions, Inc. by calling 1-866-540-7095 or writing to Broadridge Financial Solutions, Inc., 51 Mercedes Way, Edgewood, New York 11717, Attention: Householding Department.
- Beneficial stockholders who wish to receive a separate set of proxy materials in the future should contact their broker, bank, or other holder of record.

Who is paying for this proxy solicitation?

The Company is soliciting the proxies accompanying this Proxy Statement. Proxies may be solicited by officers, directors, and regular supervisory and executive employees of Spirit, none of whom will receive any additional compensation for their services. We have retained D.F. King & Co., Inc. to assist in the solicitation of proxies for a fee of $15,000 plus reimbursement of out-of-pocket expenses. The Company will pay persons holding shares of Common Stock in their names or in the names of nominees, but not owning such shares beneficially, such as brokerage houses, banks, and other fiduciaries, for the expense of forwarding solicitation materials to their principals. All the costs of solicitation of proxies will be paid by the Company.

What happens if an incumbent director nominee is not elected at the Annual Meeting?

If an incumbent director nominee is not elected and no one is elected in his or her place, then, under Delaware General Corporation Law, the director would continue to serve as a "hold-over director." Under our bylaws, the director is required to tender a resignation to the Board. Upon receipt of the resignation, the Governance Committee will make a recommendation to the Board as to whether to accept or reject the resignation. In considering the tendered resignation, the Board will consider the Governance Committee's recommendation as well as any other factors it deems relevant, which may include:

- The qualifications of the director whose resignation has been tendered;
- The director's past and expected future contributions to the Company;
- The overall composition of the Board and its committees;
- Whether accepting the tendered resignation would cause the Company to fail to meet any applicable rule or regulation (including the NYSE listing standards and federal securities laws); and
- The percentage of outstanding shares represented by the votes cast at the Annual Meeting.

The Board will act on a tendered resignation within 90 days following certification of the stockholder vote for the Annual Meeting, and will promptly disclose its decision and rationale as to whether to accept or reject the resignation in a press release, in a filing with the SEC, or by other public announcement, which may include a posting on the Company's website.

If a director's resignation is accepted by the Board, or if a nominee for director who is not an incumbent director is not elected, the Board may fill the resulting vacancy or may decrease the size of the Board pursuant to the Company's bylaws.

Where can I find the voting results after the Annual Meeting?

Prior to the conclusion of the Annual Meeting, we will announce preliminary voting results at the Annual Meeting. Final voting results will be disclosed in a Current Report on Form 8-K filed with the SEC within four business days following the Annual Meeting.

Stockholder Proposals and Director Nominations for the 2022 Annual Meeting

Stockholder proposals intended to be included in the Company's proxy statement for presentation at the Company's 2022 annual meeting of stockholders must be properly and timely submitted and received by the Company at its offices no later than November 18, 2021 (120 days preceding the one-year anniversary of the mailing date for the immediately preceding annual meeting) and must otherwise comply with SEC rules in order to be eligible for inclusion in the proxy statement for the 2022 annual meeting of stockholders.

In addition, pursuant to the Company's bylaws, a stockholder desiring to propose any matter for consideration at the 2022 annual meeting of stockholders, other than through inclusion in the Company's proxy materials, must notify the Company's Corporate Secretary at the Company's offices on or before December 30, 2021 (120 days prior to the one-year anniversary of the immediately preceding annual meeting).

Pursuant to our bylaws, a stockholder may nominate an individual for election as a director at the 2022 annual meeting of stockholders by providing notice to the Company's Corporate Secretary at the address set forth below by December 30, 2021 (120 days preceding the one-year anniversary of the immediately preceding annual meeting) (the "Nominee Deadline"). Further, pursuant to the Company's proxy access right, a stockholder may elect to have their nominee included in the Company's proxy statement if the stockholder provides notice to the Company's Corporate Secretary at the address set forth below by the Nominee Deadline and expressly elects to have such nominee included in the Company's proxy materials pursuant to Section 1.13 of the Company's bylaws. Any notice of a nomination must be made in compliance with the procedures required by the Company's bylaws.

Stockholder recommendations and nominations for candidates to the Board as described above should be sent to the Company's Corporate Secretary at 3801 S. Oliver St., Wichita, KS 67210-2112.

Annual Report

The Company's 2020 Annual Report on Form 10-K is available at http://www.spiritaero.com or the SEC's website at http://www.sec.gov. The Company will provide to any stockholder, without charge, a paper copy of the 2020 Annual Report on Form 10-K upon written request to Spirit AeroSystems Holdings, Inc., Corporate Secretary, 3801 S. Oliver St., Wichita, KS 67210-2112.

Sincerely,

Mindy McPheeters

Mindy McPheeters

Vice President, Interim General Counsel and Corporate Secretary
Spirit AeroSystems Holdings, Inc.

March 17, 2021

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Proxy Statement includes "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995, as amended, that may involve many risks and uncertainties. Forward-looking statements generally can be identified by the use of forward-looking terminology such as "aim," "anticipate," "believe," "could," "continue," "estimate," "expect," "goal," "forecast," "intend," "may," "might," "model," "objective," "outlook," "plan," "potential," "predict," "project," "seek," "should," "target," "will," "would," and other similar words, or phrases, or the negative thereof, unless the context requires otherwise. These statements are based on circumstances as of the date on which the statements are made and they reflect management's current views with respect to future events and are subject to risks and uncertainties, both known and unknown. Our actual results may vary materially from those anticipated in forward-looking statements. We caution investors not to place undue reliance on any forward-looking statements.

Important factors that could cause actual results to differ materially from those reflected in such forward-looking statements and that should be considered in evaluating our outlook include, but are not limited to, the following: the impact of the COVID-19 pandemic on our business and operations, including on the demand for our and our customers' products and services, on trade and transport restrictions, on the global aerospace supply chain, on our ability to retain the skilled work force necessary for production and development, and generally on our ability to effectively manage the impacts of the COVID-19 pandemic on our business operations; demand for our products and services and the general effect of economic or geopolitical conditions, or other events, such as pandemics, in the industries and markets in which we operate in the U.S. and globally; the timing and conditions surrounding the full worldwide return to service (including receiving the remaining regulatory approvals) of the B737 MAX, future demand for the aircraft, and any residual impacts of the B737 MAX grounding on production rates for the aircraft; our reliance on Boeing and Airbus for a significant portion of our revenues; the business condition and liquidity of our customers and their ability to satisfy their contractual obligations to the Company; the certainty of our backlog, including the ability of customers to cancel or delay orders prior to shipment; our ability to accurately estimate and manage performance, cost, margins, and revenue under our contracts, and the potential for additional forward losses on new and maturing programs; our accounting estimates for revenue and costs for our contracts and potential changes to those estimates; our ability to continue to grow and diversify our business, execute our growth strategy, and secure replacement programs, including our ability to enter into profitable supply arrangements with additional customers; the outcome of product warranty or defective product claims and the impact settlement of such claims may have on our accounting assumptions; our dependence on our suppliers, as well as the cost and availability of raw materials and purchased components; our ability and our suppliers' ability to meet stringent delivery (including quality and timeliness) standards and accommodate changes in the build rates of aircraft; our ability to maintain continuing, uninterrupted production at our manufacturing facilities and our suppliers' facilities; competitive conditions in the markets in which we operate, including in-sourcing by commercial aerospace original equipment manufacturers; our ability to successfully negotiate, or re-negotiate, future pricing under our supply agreements with Boeing, Airbus and other customers; our ability to effectively integrate the acquisition of select assets of Bombardier along with other acquisitions that we pursue, and generate synergies and other cost savings therefrom, while avoiding unexpected costs, charges, expenses, and adverse changes to business relationships and business disruptions; the possibility that our cash flows may not be adequate for our additional capital needs; any reduction in our credit ratings; our ability to access the capital markets to fund our liquidity needs, and the costs and terms of any additional financing; our ability to avoid or recover from cyber or other security attacks and other operations disruptions; legislative or regulatory actions, both domestic and foreign, impacting our operations, including the effect of changes in tax laws and rates and our ability to accurately calculate and estimate the effect of such changes; our ability to recruit and retain a critical mass of highly skilled employees; our relationships with the unions representing many of our employees, including our ability to avoid labor disputes and work stoppages with respect to our union employees; spending by the U.S. and other governments on defense; pension plan assumptions and future contributions; the effectiveness of our internal control over financial reporting; the outcome or impact of ongoing or future litigation, arbitration, claims, and regulatory actions or investigations, including our exposure to potential product liability and warranty claims; adequacy of our insurance coverage; our ability to continue selling certain receivables through our supplier financing programs; and the risks of doing business internationally, including fluctuations in foreign currency exchange rates, impositions of tariffs or embargoes, trade restrictions, compliance with foreign laws, and domestic and foreign government policies.

These factors are not exhaustive and it is not possible for us to predict all factors that could cause actual results to differ materially from those reflected in our forward-looking statements. These factors speak only as of the date hereof, and new factors may emerge or changes to the foregoing factors may occur that could impact our business. As with any projection or forecast, these statements are inherently susceptible to uncertainty and changes in circumstances. Except to the extent required by law, we undertake no obligation to, and expressly disclaim any obligation to, publicly update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise. You should review carefully the sections captioned "Risk Factors" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" in our Annual Report on Form 10-K for a more complete discussion of these and other factors that may affect our business.

APPENDIX A

Non-GAAP Financial Measures

Overview

In addition to reporting our financial information in our Annual Report on Form 10-K using U.S. GAAP, certain non-GAAP financial measures (which are indicated generally by * in this Proxy Statement) are used with respect to our long-term incentives. Such non-GAAP financial measures include (i) FCF, (ii) adjusted FCF ("Adjusted FCF"), and (iii) FCF Percentage, which are described further below. The Company does not intend for the information to be considered in isolation or as a substitute for the related GAAP financial measures. Other companies may define and calculate the measures differently than we do, limiting the usefulness of the measures for comparison with other companies.

Cash Flow Measures and Reconciliation: FCF and Adjusted FCF

FCF

FCF is defined as GAAP cash from operating activities, less capital expenditures for property, plant, and equipment. Management believes FCF provides investors with an important perspective on the cash available for stockholders, debt repayment, and acquisitions after making the capital investments required to support ongoing business operations and long-term value creation. FCF does not represent the residual cash flow available for discretionary expenditures as it excludes certain mandatory expenditures. Management uses FCF as a measure to assess both business performance and overall liquidity.

FCF Percentage

FCF Percentage is the Company's FCF or Adjusted FCF, as appropriate, as a percentage of revenue over a three-year performance period (cumulative FCF/Adjusted FCF over the performance period divided by cumulative GAAP revenue over the performance period). This metric is used to align long-term incentives with a key valuation driver of our business, which is FCF/Adjusted FCF. A percentage of sales is used to drive sustained cash flow performance consistent with our established long-term goal of 7-9% of revenue.

Adjusted FCF

Management considers certain items that arise from time to time to be outside the ordinary course of our operations. Management believes that excluding these items provides a better understanding of the underlying trends in the Company's operating performance and allows more accurate comparisons of the Company's operating results to historical performance. Accordingly, Adjusted FCF is defined as FCF adjusted for these special items. The most comparable GAAP measure is cash provided by operating activities. The tables below provide reconciliations between the GAAP and non-GAAP measures.

Reconciliation

The table below presents a reconciliation of FCF and Adjusted FCF to cash from operating activities for each of the periods presented, and also demonstrates a reconciliation of FCF Percentage. For reference, revenues for the fiscal years ended December 31, 2020, 2019, and 2018 were $3,405 million, $7,863 million, and $7,222 million, respectively.

($ in millions)	Fiscal Year Ended December 31,			As a Percentage of Revenue (FCF Percentage)		
	2020	2019	2018	2020	2019	2018
Cash from Operating Activities	(745)	923	770			
Capital Expenditures	(119)	(232)	(271)			
FCF	(864)	691	499	**	9%	7%
Cash Received under B787 Interim Pricing Agreement	*					
Costs Related to Planned Acquisitions	*	32	66			
Adjusted FCF	*	723	565	*	9%	7%

* Not reported.

** Less than zero percent.

Spirit AeroSystems is one of the world's largest manufacturers of aerostructures for commercial airplanes, defense platforms, and business/regional jets. With expertise in aluminum and advanced composite manufacturing solutions, the company's core products include fuselages, integrated wings and wing components, pylons, and nacelles. Also, Spirit serves the aftermarket for commercial and business/regional jets. Headquartered in Wichita, Kansas, Spirit has facilities in the U.S., U.K., France, Malaysia and Morocco. More information is available at **www.spiritaero.com.**

Spirit AeroSystems Holdings, Inc. · 3801 South Oliver · Wichita, Kansas 67210



